

SECURITIES AND EXCHANGE COMMISSION

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

National House Care, Inc.
(Exact Name of Issuer as specified in its charter)

Georgia
(State or other jurisdiction of incorporation of organization)

5825 Glenridge Drive, NE, Building 3 Suite 101, Atlanta, GA 30328; 404-806-2279
(Address, including zip code and telephone number, including area code of issuer's principal executive offices)

Henry B. Levi, Gambrell & Stolz, LLP, 3414 Peachtree Rd, NE,
Suite 1600, Atlanta, GA 30326; (404) 221-6508
(Name, address, including zip code, and telephone number, including area code of agent for service)

7600
(Primary Standard Industrial Classification Code Number)

20-4511174
(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon order of the Commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Manually Executed

PART I – NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's Directors:

Gary T. Krajecki:

Business Address: 5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Residential Address: 401 17th Street NW, Apt 3301
Atlanta, GA 30363

Michael V. Skripko, Jr.:

Business Address: 5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Residential Address: 2584 Alvecot Circle
Smyrna, GA 30080

Douglas D. Boyer:

Business Address: 5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Residential Address: 1945 Main Street SE
Smyrna, GA 30080

(b) The issuer's Officers:

Gary T. Krajecki
Michael V. Skripko, Jr.
Douglas D. Boyer

For business and residential addresses see Item (a) above.

(c) The issuer's general partners – Not Applicable

(d) Record owners of 5% or more of any class of the issuer's equity securities:

Gary T. Krajecki
Michael V. Skripko, Jr.
Douglas D. Boyer

For business and residential addresses see Item (a) above.

(e) Beneficial owners of 5% or more of any class of the issuer's equity securities – See Item (d) above

(f) Promoters of the issuer– See Item (d) above

(g) Affiliates of the issuer – See Item (d) above

(h) Counsel to the issuer with respect to the proposed offering: Gambrell & Stolz, LLP, 3414 Peachtree Rd, NE, Suite 1600, Atlanta, GA 30326

(i) Each underwriter with respect to the proposed offering: None

(j) The underwriter's directors: Not Applicable

(k) The underwriter's officers: Not Applicable

(l) The underwriter's general partners: Not Applicable

(m) Counsel to the underwriter: Not Applicable

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 above are subject to any of the disqualification provisions in Rule 262.

(b) Not Applicable

Item 3. Affiliate Sales

Not Applicable because the proposed offering does not involve the resale of securities by affiliates of the issuer.

Item 4. Jurisdiction in which the securities are to be offered

(a) Not Applicable

(b) The issuer proposed to offer the securities in the following jurisdictions, by means of personal contacts, publication of advertisements in accordance with Rule 251(d), distribution of sales materials in the form attached as an exhibit hereto and additional sales materials to be files by amendment:

Alabama	Alaska	Arizona
Arkansas	California	Colorado
Connecticut	Delaware	District of Columbia
Florida	Georgia	Hawaii
Idaho	Illinois	Indiana
Iowa	Kansas	Kentucky
Louisiana	Maine	Maryland
Massachusetts	Michigan	Minnesota
Mississippi	Missouri	Montana
Nebraska	Nevada	New Hampshire
New Jersey	New Mexico	New York
North Carolina	North Dakota	Ohio
Oklahoma	Oregon	Pennsylvania
Rhode Island	South Carolina	South Dakota
Tennessee	Texas	Utah
Vermont	Virginia	Washington
West Virginia	Wisconsin	Wyoming

Item 5. Unregistered securities issued or sold within one year

The issuer has not sold any securities within one year prior to the filing of this Form 1-A.

Item 6. Other present or proposed offerings

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements

(a) The issuer and the persons named in response to Item 1 above are not aware of any arrangements for the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

2. To stabilize the market for any of the securities to be offered;

3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for its distribution of its participation.

(b) The issuer has not retained any underwriter for the purpose of selling securities of the issuer.

Item 8. Relationship with Issuer of Expert Named in Offering Statement

None of the experts named in the Offering Statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

The issuer has not used any written document or broadcast script authorized by Rule 254.

PART II – OFFERING CIRCULAR

OFFERING CIRCULAR


NHC
National House Care, Inc.
House & Property Care

BX4196055

OFFERING CIRCULAR

NATIONAL HOUSE CARE, INC.

$4,998,000

OFFERING OF UP TO 4,462,500 SHARES OF COMMON STOCK $1.12 PER SHARE

MINIMUM INVESTMENT OF $21,000 (18,750 SHARES)

(MINIMUM OFFERING: $3,500,000 – 3,125,000 SHARES)

National House Care, Inc., a Georgia corporation ("NHC" or the "Company"), is offering up to 4,462,500 of its shares of common stock, no par value (the "Shares"), at a price of $1.12 per share, pursuant to this Offering Circular. The mailing address of the Company's principal office and its telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328; (404) 806-2279.

NHC is an early stage company in the business of providing extensive home maintenance and repair services ("House Care"), with a special emphasis on the "aging-in-place" market. NHC began operations in February 2006 and currently operates only in the greater Atlanta, Georgia market. It intends to grow nationally, primarily through franchising, but has not yet commenced selling franchises. NHC is subject to a variety of material risks, including risks associated with any start-up enterprise and risks faced by companies embarking on a franchising model. See "Risk Factors" below.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FOR REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NHC is offering the Shares on a best efforts basis. The Offering will terminate on ___________, 2007, with a possible extension period of up to __ days at the Company's discretion. No underwriter or broker-dealer currently is associated with the offering. The Company currently has no arrangements to pay compensation to any person or entity for the sale of Shares. Proceeds will be held in escrow with Wachovia Bank, N.A. pending achieving the minimum offering level. In the event the Company does not sell the minimum number of Shares, any funds held in escrow will be returned to the prospective investor with interest.

The approximate date of commencement of proposed sale to the public is _______, 2007

	Price to public	Underwriting discount and commissions[1]	Proceeds to issuer[2]
Per Share	$1.12	0	$1.12 [3]
Total Minimum	$3,500,000	0	$3,500,000
Total Maximum	$4,998,000	0	$4,998,000

1. The Company may retain one or more broker-dealer firms to offer and sell the Shares on a best efforts basis. In that event this Offering Circular either will be amended or supplemented to reflect the arrangements with such firms.
2. Before subtracting offering expenses estimated to be approximately $165,000.
3. The offering price per Share has been determined by the Company on the basis of estimated capital requirements to carry out the Company's objectives as stated herein under "Use of Proceeds." No representation is made that the Shares have a market value or could be resold at any price.

AN INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT. SEE THE SECTION ENTITLED "RISK FACTORS" FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

STATE NOTICES

[TO BE ADDED BY AMENDMENT]

TABLE OF CONTENTS

EXECUTIVE SUMMARY

This summary, which sets forth certain provisions of this Offering Circular, is intended only for quick reference. This Offering Circular describes in greater detail numerous aspects of the offering and the business of the Company that are material to investors. The following is, therefore, qualified in its entirety by the full text of this Offering Circular.

The Company

National House Care, Inc. ("NHC" or the "Company") is a Georgia corporation whose principal address and telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328, telephone: (404) 806-2279. Our primary website is nationalhousecare.com. The information on, or accessible through, our website is not part of this Offering Circular.

The Articles of Incorporation of the Company were filed effective February 28, 2006. The Company was founded by Gary Krajecki, Douglas Boyer and Michael Skripko, who also serve as the directors and executive officers of the Company.

Business of the Company

NHC is a service company dedicated to providing complete home maintenance and repair to residential homeowners, rental property owners, seniors and absentee homeowners ("House Care"). We offer these services through one-time visits and multi-visit service plans. Our House Care services are broader in scope than the services traditional handyman businesses provide. We believe we are the first to use aging-in-place specialists ("House Technicians") as handymen. The significant shift in demographics in the U.S. toward an older population, with seniors holding far greater wealth than previous senior generations, creates a service market that we are actively targeting. Currently, we provide services only in the greater Atlanta, Georgia metropolitan area. We plan to sell franchises and intend to use the proceeds of this offering, in part, to design and offer franchisee opportunities to potential franchisees.

Risk Factors

An investment in the Company involves substantial risks. See the "Risk Factors" section for a general discussion of certain of such risks.

Some of the factors that make this a speculative investment are:

- We have a limited history of operations and have not achieved profitability.
- We may require additional capital after completion of this offering, and we cannot be certain we can raise that capital on favorable terms, if at all.
- We face substantial competition from a number of different sources.
- Our plan involves embarking on a national franchising program, which we have not yet commenced.

- Our management has no prior experience in franchising.

The Offering

The Offering is for a maximum of 4,462,500 Shares of the Company's common stock ($4,998,000) and a minimum of 3,125,000 Shares ($3,500,000) at a price of $1.12 per Share, which is payable in cash in full upon subscription. Our executive officers will offer the Shares on a "best efforts" basis without receipt of any commission or other compensation, directly or indirectly. The minimum amount of investment for each investor is $21,000 or 18,750 Shares. This requirement may be waived in our sole discretion. We will offer the Shares from the date of this Offering Circular through ________, 2007 (or as late as _______, 2007 if we elect to extend the offering period). Subscriptions will be held in an interest-bearing escrow account pending the sale of the minimum 3,125,000 Shares. If the minimum Shares have not been subscribed by _______, 2007, the offering will terminate, and the escrow agent will return all funds to investors, with actual interest earned. We are offering the Shares pursuant to Regulation A, which is an exemption from registration under the federal Securities Act of 1933, as amended ("Regulation A"). Each subscriber for Shares will be required to represent that he is aware that his rights to sell or otherwise transfer the Shares will be restricted by the absence of a trading market for the Shares by state securities laws notwithstanding that the Shares well be freely tradable under Regulation A and by certain provisions set forth in the subscription agreement.

Uses of Proceeds

Proceeds of the offering will be used to pay the expenses of the offering and fund our near-term growth, including the costs of establishing a nationwide franchising system and hiring management to operate such a system.

Management of the Company and its Business

We are managed by our founders Gary Krajecki (Chairman of the Board and Chief Executive Officer), Michael V. Skripko, Jr. (currently Chief Operating Officer but is expected to assume the position of Director of Marketing and Chief Strategy Officer at the conclusion of the offering), and Douglas D. Boyer (Director of Quality Control). In addition, the following persons are expected to join the Company upon the successful conclusion of the offering in the positions indicated: Mark D. Anderson (Chief Financial Officer), James L. Krajecki (Chief Operating Officer) and David M. Parr (Director of Franchising).

RISK FACTORS

An investment in the Shares involves a high degree of risk and should be regarded as speculative. As a result, only persons who can afford the loss of their entire investment should consider investing in the Shares. You should carefully consider the following risk factors and other information contained in or incorporated by reference into this Offering Circular before deciding to purchase any Shares. We cannot offer any assurance as to our future financial results.

The object of our business model is to be a viable, profitable entity. Should one or several of these risk factors occur, this could adversely affect our objective and as such, place any investment in the Company at risk. We cannot predict every event and circumstance that may impact our business and, therefore, the risks and uncertainties we discuss below may not be the only ones you should consider.

The risks and uncertainties discussed below are in addition to those that apply to most businesses generally. As we continue to operate our business, we may encounter further risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

This Risk Factors section and other sections of this Offering Circular contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negatives or variations of these terms, and other comparable terminology. In addition, any statements discussing strategy that involve risks and uncertainties are forward-looking. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance.

Prospective purchasers of the Shares are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this document identifies important factors that could cause such differences. In addition, throughout this document, there are references to certain events that will occur "upon the completion of the offering" or "upon the successful completion of the offering" or words similar thereto. For example, we intend to employ certain individuals upon the successful completion of the offering. The use of such phrases should not imply in any way that there is any guarantee or assurance that this offering will be successful in raising the minimum amount of $3,500,000.

Risks related to the Company

The Company has not yet achieved profitable operations, anticipates continued losses and may not achieve profitability. Our limited operating history makes it difficult to evaluate our business and prospects.

We were incorporated on February 28, 2006, began operations shortly thereafter in 2006 and currently operate only in the greater Atlanta, Georgia market. As of May 31, 2007 we had accumulated losses of approximately $139,000 (unaudited). Given the level of planned operating and capital expenditures and the absence of current profitable operations, we expect to continue to incur losses through the 4th quarter of 2010. We plan to increase our operating expenses as we develop our business and expand our marketing efforts to obtain franchisees and clients. If growth in operating revenue begins later than expected or is slower than we anticipate, or if our operating expenses exceed our expectations and we cannot adjust them accordingly, our business, results of operations and financial condition will be materially and adversely affected.

Thus, we have only a limited operating history upon which you can evaluate our business. You should consider our prospects in light of the risks, expenses and difficulties frequently encountered by early-stage companies doing business primarily through a network of franchisees. We may not be successful in addressing these risks, and our business strategy may not be successful.

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include:

- our ability to obtain franchisees;
- our ability and our franchisees' ability to maintain client satisfaction;
- our ability to meet our obligations to our network of franchisees;
- the announcement or introduction of new competing services by competitors;
- the success of our brand building and marketing campaigns;
- price competition;
- our ability to upgrade and develop our systems and infrastructure to accommodate growth;
- our ability to attract new personnel in a timely and effective manner;
- the timing, cost and availability of advertising for franchisees and clients;
- the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;
- governmental regulation by Federal or local governments; and
- general economic conditions.

As a result of our limited operating history and the relative novelty of our business model, it is difficult for us to forecast our revenues or earnings accurately. We base our current and future expense levels largely on our plans and estimates of future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations and financial condition.

Due to the foregoing factors, our quarterly revenues and operating results are difficult to forecast. **FOR THIS REASON, WE HAVE NOT PREPARED FOR DISTRIBUTION TO**

PROSPECTIVE INVESTORS ANY FORECASTS OR OPERATING PROJECTIONS WITH RESPECT TO REVENUES, EARNINGS, OPERATING EXPENSES OR CAPITAL EXPENDITURES. THEREFORE, INVESTORS WILL NOT HAVE AN OPPORTUNITY TO EVALUATE THIS INFORMATION IN MAKING THEIR INVESTMENT DECISION.

Our business does not currently generate the cash needed to finance our operations, and we may need additional financing in the future, which we may be unable to obtain. If additional capital is not available to us, we may not be able to sell franchises and take advantage of additional growth opportunities.

We believe our primary service of providing House Care services to homeowners, with an added emphasis on the "aging-in-place" market, is commercially viable; however, this belief is based on operations only since October 2006, when we hired our first House Technicians. We have made only limited sales of our services and only in the greater Atlanta, Georgia area. In addition, we intend to grow primarily through franchising, but we have not yet started selling franchises. In order to implement the next phase of our business plan, including the development of franchisee procedures, systems and manuals, and the marketing of franchise opportunities, we have substantial capital requirements. We are attempting to raise between a minimum of $3,500,000 and a maximum of $4,998,000 in this offering. If we raise the minimum, we believe that we will not need additional funds to finance our operations, but we cannot assume this will be the case. Until such time we are generating sufficient capital from operations, on an ongoing basis, we may be required to seek additional equity or debt financing to implement our business plan. We cannot precisely determine the timing and amount of such capital requirements. Our capital requirements will depend on a number of factors, including demand for services, changes in industry conditions and competitive factors.

Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. If we raise additional funds through the issuance of equity securities, the percentage ownership of our then current stockholders will decline, and such equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to market our services and obtain franchisees, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and our business, operating results, financial condition and ability to continue operations will be materially adversely affected.

We will be subject to intense competition from companies offering similar services, potentially including large home center retailers, which could result in decreased demand for our services, pricing pressure and reduced gross margins.

Barriers to entry in the handyman industry are relatively low. We will compete with a number of other companies. Our most direct competitors for handyman services that offer franchises of which we are aware include Mr. Handyman, Handyman Connection, Handyman Network, Maintenance Made Simple, Home Fixology, Handyman Matters, Andy on Call, The House Doctors, Case Handyman, Carpenter & Co., HomeTask.com, and Facility Repair Services. In addition, we compete with local handyman businesses and potentially with large companies with strong brand recognition such as The Home Depot, Lowes and Sears. Many of these retailers currently offer and may expand their ability to provide home repair and remodeling services directly to their customers. As we continue our expansion program, we anticipate that we may face greater competition from these home center retailers. Competitive pressures from any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition.

We believe that the principal competitive factors in our market are (i) quality home maintenance and repair services, (ii) customer service, (iii) brand recognition, and (iv) price. Many of our potential competitors have long operating histories, large customer bases, significant brand recognition and far greater financial, marketing, technical and other resources than we have. In addition, our competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Therefore, our future competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to attract customers and franchisees than we will be able to do.

Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. There can be no assurance that we will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business, results of operations and financial condition.

In the handyman services industry the "aging-in-place" market is relatively untested.

Although currently there is an established handyman services industry in the U.S., the market for providing handyman services with added emphasis on the "aging-in-place" market and offering periodic service plans, is substantially new and untested. Our future revenues and profits are partially dependent upon the widespread acceptance and use of our business model in the home repair industry as it relates to the emphasis on the "aging-in-place" market and the use of specially trained technicians to serve this market. There can be no assurance that this acceptance and use will continue to develop or that a sufficiently broad base of home owners in this age group, or their family members, will adopt, and continue to use, our services. Demand and market acceptance for recently introduced, demographically targeted services such as we offer are subject to a high level of uncertainty. Growth in our client base depends on obtaining customers who historically have used less structured means of accomplishing the types of handyman services in which we specialize. For us to be successful in this particular market segment, senior homeowners or those who advise them must accept and use the relatively novel way we conduct business. In addition, for us to be successful in this market the disadvantage of having an increased cost of operations (as compared to our competitors), which may result from our emphasis on the aging-in-place market, must be outweighed by an increase in volume of business or revenues.

Our current and future business growth strategy involves obtaining franchisees, and our failure to manage our growth or obtain or manage new franchisees may adversely affect our business, prospects, results of operations and financial condition.

For us to succeed, we believe we must attract a sufficient number of franchisees. In addition, our success depends on our ability to manage franchisees in many geographic areas with a standardized operational and marketing approach.

We intend to seek franchisees who meet our business background and financial criteria (which we are currently developing), who are willing to enter into our franchise agreement (which we are currently developing) and who can conform to our standards and requirements (which we also are currently developing). Our franchisees, however, will be independent third parties and not employees, and consequently we cannot and will not control them to the same extent as our company-operated operations. Our franchisees may fail, which could in turn slow our growth, reduce our franchise revenues, or damage our image and reputation.

We are in the process of developing our franchisee policies, procedures, criteria, agreements and systems as well as franchisee manuals. We have not yet sought or obtained from any potential franchisee a formal commitment to become a franchisee. Obtaining franchisees may entail numerous risks, including the availability of people capable of operating a successful franchisee and their ability to obtain adequate financing for their franchises. Our ability to obtain additional franchisees is affected by, among other things:

- the willingness of franchisees to enter into an agreement with us to open new franchisees;
- the availability of capital sources to finance new franchises and initial operation;
- competition in existing and new markets;
- difficulties related to hiring, training and retaining additional skilled personnel, including House Technicians;
- challenges in adapting our operational and management systems to an expanded network of franchises; and
- our ability to identify suitable new franchisees and to negotiate acceptable franchise agreements with them.

If we cannot address these challenges successfully, we may not be able to expand our business or increase our revenues at the rates we currently contemplate. Therefore, we cannot assure you that we will be able to grow our business successfully through obtaining new franchisees. Our failure to grow or obtain franchisees could have a material adverse effect on our business, results of operations and financial condition.

We and our franchisees may not be successful in operating franchises profitably, generating positive operating cash flows and generating acceptable returns on invested capital.

Assuming we are successful in obtaining franchisees, our financial success depends on our ability and the ability of our franchisees to operate franchises profitably, to generate positive cash flows and to generate acceptable returns on invested capital. A number of factors may negatively affect the returns and profitability of our franchisees. The most significant are:

- failing to consistently provide high quality services to retain the existing client base and attract new clients;

- competitive intrusion in a market;
- opening new franchises that may cannibalize the sales of existing franchises;
- less than effective national and local marketing;
- negative trends in operating expenses such as increases in labor costs due to employment laws, tight labor market conditions, health care and workers compensation costs; and
- increases in other operating costs including motor vehicle and gasoline expenses.

Our operating results and the operating results of our franchisees may fluctuate due to a number of factors, some of which may be beyond our control, and any of which may adversely affect our financial condition.

The home improvement business is subject to seasonal trends. The generation of home improvement orders typically declines in the first and fourth quarters of the calendar year and particularly the last six weeks of the year during the holiday season. In addition, our quarterly operating results may fluctuate significantly because of a number of factors, including the following, some of which are not within our control:

- changes in our operating costs and those of our franchisees;
- labor availability and wages of management and employees for us and our franchisees;
- changes in demographics, consumer preferences and discretionary spending;
- fluctuations in supply costs, shortages or interruptions;
- natural disasters and other calamities; and
- general economic conditions, both nationally and locally.

The risk to our business due to seasonality of demand for our services is increased because we intend to hire our technicians as full-time, yearly employees rather than as independent contractors. We anticipate that this seasonality risk should be mitigated somewhat by our use of periodic service plans to create a recurring revenue stream, but there can be no assurances that we will be successful in mitigating this risk to any degree.

If a franchisee defaults on its franchisee agreement, we may have to take control of its business.

Our continued growth is, in part, dependent upon our ability to find and retain qualified franchisees who can operate franchises profitably in compliance with our standards. Although we intend to develop criteria to evaluate prospective franchisees, there can be no assurance that our franchisees will have the business abilities or access to financial resources necessary to open franchises or that they will successfully develop or operate these franchises in a manner consistent with our standards. In the event a franchisee defaults on its franchise agreement, we may have to acquire the franchise from the defaulting franchisee and operate it for a period of time until it is transferred to a successor franchisee or closed. There is no guarantee that we will be able to operate any acquired franchises profitably. The integration of acquired franchises into our operations may involve a number of issues, any of which could materially and adversely affect our operations and financial performance. These issues include:

- burdens on our management resources;
- diversion of cash flows;
- potential loss of client relationships and related revenues; and
- our need to understand and comply with local laws and regulations.

We are dependent on Gary Krajecki, Michael Skripko and Douglas Boyer and on other key management personnel. Our inability to attract and retain additional management personnel, or our franchisees' inability to attract and retain additional House Technicians, could have a material adverse effect on our business, operations and financial condition.

Our success is dependent upon, among other things, the services of Gary Krajecki, Chairman of the Board, Chief Executive Officer and President; Michael Skripko, Director of Marketing and Branding, Chief Strategy Officer and Secretary; and Douglas Boyer, Director of Quality Control, Chief Financial Officer and Treasurer. Messrs. Krajecki, Skripko, and Boyer are not expected to devote their full time to the Company until an indefinite point in the future because they also are pilots with a major U.S. commercial passenger airline and currently intend to retain that status. We intend to use the proceeds of this offering to hire additional managers, but the loss of the services of Messrs. Krajecki, Skripko or Boyer could harm our business and development. Although we have entered into employment agreements with all three of these officers, those agreements do not ensure their continued employment with us. See "Management - Management Compensation" for a description of these employment agreements. If for any reason our executive officers do not continue to be active in management, our business could be disrupted, and we may experience a reduction in revenue or net income. The expansion of our business will place further demands on existing management and future growth. We do not plan to maintain "key employee" insurance on the lives of any of our management personnel, including Messrs. Krajecki, Skripko, and Boyer, until our annual gross revenues exceed $3 million.

Our profitability also will depend, in part, on our ability to hire and retain the necessary personnel to operate our business. There is no certainty that we will be able to identify, attract, hire, train, retain and motivate other highly skilled technical, administrative, managerial, marketing and franchisee service personnel. Competition for such personnel is intense. The failure to attract and retain the necessary personnel could have a materially adverse effect on our business, operations and financial condition. Our success also will depend on our franchisees' ability to attract, train and retain qualified personnel, specifically those with handyman skills. We cannot assure prospective investors that we or our franchisees will attract a sufficient number of qualified employees in the future to sustain and grow our business or that we or our franchisees will successfully motivate and retain employees.

We believe that historically, during periods of strong economic growth and low unemployment, there is often a shortage of available personnel who would qualify as House Technicians. Difficulties we and our franchisees face in meeting staffing needs for House Technicians could impair the ability to complete projects on time, which could in turn negatively affect our revenues and impair our relationship with our franchisees and their customers.

Our management has no relevant franchise experience.

Upon the successful completion of this offering we intend to hire a consulting firm specializing in franchise program development. That firm will train our management team to carry out franchise activities. The members of our current management, however, have neither developed nor implemented a program to market and sell franchises. In addition, we have no experience implementing programs to market and sell handyman services nationally or in any other area other than the greater Atlanta, Georgia area where we are currently doing business.

We face risks associated with brand development. Our failure or inability to develop and protect our brand, trademarks or other proprietary rights could adversely affect our business and competitive position.

We believe that our brand and intellectual property and our confidential and proprietary information are very important to our business and our competitive position. Our primary trademarks, "National House Care" and "NHC" logo, along with other trademarks, copyrights, service marks, trade secrets, confidential and proprietary information and other intellectual property rights will be important components of our operating and marketing strategies. We will need to establish and strengthen our brand in order to achieve widespread acceptance of our services, particularly in light of the competitive nature of our market. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high quality services and attract franchisees. In order to promote our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among clients. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses we incur in building our brand. Furthermore, there can be no assurance that any new clients who sign up for periodic service plans will renew their periodic services contracts and continue to use NHC services on a regular basis. If we fail to promote and maintain our brand or incur substantial expenses in an attempt to promote and maintain our brand, or if our future franchisee relationships fail to promote our brand or increase brand awareness, our business, results of operations and financial condition would be materially adversely affected.

Although we have taken steps to protect our brand, intellectual property and confidential and proprietary information, the steps that we have taken may not be adequate. Unauthorized usage or imitation by others could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

We are not aware of any assertions that our trademarks infringe upon the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We will try to ensure that our franchisees maintain and protect our brand and our confidential and proprietary information. However, since our franchisees are independent third parties that we do not control, if they do not operate their franchises in a manner consistent with their agreements with us, our trademarks and reputation or the value of our confidential and proprietary information could be harmed. If this occurs, our business and operating results could be adversely affected.

We will subject to laws that regulate franchisor-franchisee relationships. Our ability to develop new franchisees and enforce our rights against franchisees may be adversely affected by these laws, which could impair our growth strategy and cause our franchise revenues to decline.

We will subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of Franchises and the regulation of the franchisor-franchisee relationship. Because we plan to expand our business by selling franchises, our failure to obtain or maintain approvals to sell franchises could significantly impair our growth strategy. In addition, our failure to comply with franchise regulations could cause us to lose franchise fees and ongoing royalty revenues. Moreover, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with franchisees subject to claims filed with state or federal authorities by franchisees in each case based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of businesses, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. We cannot assure you that we will not encounter compliance problems from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations, or disputes with franchisees, could have a material adverse effect on our results of operations financial condition and growth strategy.

If we fail to comply with governmental regulations or if these regulations change, our business could suffer.

In addition to the federal and state laws regulating the franchisor-franchisee relationship, we must comply with extensive federal, state and local laws in connection with the operation of our business, including those related to:

- consumer protection;
- building construction requirements;
- environmental matters; and
- employment.

Various federal and state labor laws govern our operations and our relationship with our franchisees and our franchisees' employees, including minimum wage, overtime, accommodation and working conditions, benefits, citizenship requirements, insurance matters, workers' compensation, disability laws such as the federal Americans with Disabilities Act, child labor laws and anti-discrimination laws.

Moreover, our business activities and the activities of sales personnel and House Technicians are subject to various federal and state laws and regulations and municipal ordinances relating to, among other things, in-home sales, the licensing of home improvement contractors, permitting and other regulations. For example, purchasers of certain products from House Technicians (even where there is no mark-up) in an in-home setting are often afforded under Federal Trade Commission rules and various state consumer protection statutes relating to door-to-door sales, a "cooling off" period of three or more business days in which to rescind their transaction. In addition, to the extent we or our franchisees extend credit to clients, the transactions will be subject to various federal and state credit and lending regulations governing installment sales and credit transactions, including for example, the Consumer Credit Protection Act, Truth in Lending Act, Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, Home Owners Equity Protection Act and regulations issued by the Board of Governors of the Federal Reserve System. Violations of any of these or other laws and regulations could result in suspension or revocation of our or our franchisee s' licenses to do business in a state, monetary fines, public relations problems or increased regulatory scrutiny and cause us to incur significant legal and other expenses, which could reduce our net income.

While we intend to operate in substantial compliance with these laws, they are complex and vary from location to location, which complicates monitoring and compliance. As a result, regulatory risks are inherent in our operation. There can be no assurance that we will not experience material difficulties or failures with respect to compliance in the future. Our failure to comply with these laws could result in litigation, fines, penalties, judgments or other sanctions, any of which could adversely affect our business, operations and our reputation. In addition, even if our franchisees agree with us not to engage in certain business conduct that could result in government regulation, we may face certain legal exposure in the event the franchisees violate their agreement with us not to engage in the regulated conduct.

It may become increasingly expensive to obtain and maintain insurance. Rising insurance costs could negatively impact our profitability.

We and our franchisees are expected to insure a significant portion of our and their potential losses for a variety of potential risks and liabilities under workers' compensation, health, general, auto and property liability programs. However, there are deductibles under those insurance policies for which we or our franchisees will be liable in the event of a loss. Unanticipated or uninsured losses could have a material adverse effect on our or our franchisees' financial condition and results of operation.

In the current market, insurance coverage has become more restrictive, and when insurance coverage is offered, the deductible for which the insured is responsible is larger and premiums have increased substantially. In addition, there have been legislative proposals to require employers to provide health insurance to employees. As a result, it may become more difficult to maintain insurance coverage, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our and our franchisees being forced to bear the burden of a significant portion of risks, which could have a material effect on our operating performance and financial condition.

We may use the proceeds from this offering in ways with which investors may not agree.

We have not identified specific uses for all of the proceeds from this offering and will have broad discretion over the allocation and timing of use of these proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use those proceeds, nor do we need your agreement with respect to any spending or other business decisions that we make.

We may incur liabilities as a result of wrongful conduct on the part of House Technicians employed by us of our franchisees.

We intend to implement procedures that will result in background checks on all House Technicians working for us or our franchisees. However, we may be liable for certain acts committed by, or omissions of, House Technicians employed by us or our franchisees, including any criminal acts. We intend to procure insurance for such risks and will seek to limit such risk though quality control processes and contractual limitations. However, to the extent we are liable for certain wrongful conduct by House Technicians or other employees for which we do not have insurance coverage, such costs could have material adverse effects on our financial results.

Under certain circumstances we may be required to repurchase Shares held by our founders, which may deplete our cash reserves.

As described in "Description of Capital Stock – Shareholders Agreement," the founding shareholders and the Company have entered into an Agreement. Among Shareholders dated as of April 30, 2007. This agreement requires us to repurchase the Shares of a founding shareholder in the event of death, disability, divorce and mental incompetency. Additionally, we may elect to repurchase Shares from a founding shareholder who is proposing to sell his Shares to a third party. In most of these cases, the purchase price is determined under a formula based upon our book value and gross revenues. Although in such an event we are required to pay only 20% of the purchase price initially and the balance over seven years, the obligation to repurchase may occur at a time when our gross revenues are high but our cash reserves are needed for operations. Accordingly, the existence of this agreement creates the risk that we may experience an extraordinary cash requirement unrelated to our operations, which could have a material adverse effect on our financial condition.

If the employment of any of our officers terminates for reasons other than "good cause" or the natural expiration of their contract terms, we may be required to make substantial severance payments.

Each of our officers and proposed new officers has executed an employment agreement having a term of three years. Those three-year terms are extended automatically on each anniversary date. The employment agreements specify differing consequences if employment is terminated for different reasons. If the executive terminates employment voluntarily or upon the death or retirement of the executive, there is no severance payment and no compensation beyond the employment term. If the executive's employment is terminated by the Company for "good cause" (i.e., neglect of duties not cured following notice, conviction of a felony or commission of an act of gross negligence or willful misconduct) he receives compensation for one month beyond the employment termination date. If the executive is terminated without cause or he terminates voluntarily for "good reason" (as defined in the agreement, e.g., material change in scope of duties, reduction of salary, a change in control of the Company) he continues to receive compensation and related benefits through the remainder of the term of the agreement. If the executive is terminated due to disability, as defined in the agreement, he will continue to be compensated and receive benefits for six months in addition to any benefits thereafter under any disability insurance policy that the Company may obtain. Payment of these termination amounts at the same time as we are paying a replacement employee may have a material adverse affect on our financial condition and results of operations.

If we expand, we may be required to become a publicly reporting company, which will make us subject to increased regulation of corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

The offering is being made pursuant to Regulation A promulgated by the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "33 Act"). Although the Shares will be freely tradable under federal law and in certain states, we will not be a publicly reporting company and the Shares will not be traded on a stock exchange. Even though the Shares are freely tradable under federal law there may not be liquidity for the Shares - see "Risk Factors - Risks related to the securities you are purchasing." If we become a publicly reporting company or our common stock becomes publicly traded, we will become subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the SEC and NASDAQ, have recently issued new requirements and regulations and continue to develop additional regulations and requirements in response to laws enacted recently by Congress, most notably the Sarbanes-Oxley Act of 2002. If we are required to comply with these regulations, we will have increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

<u>Risks related to the securities you are purchasing</u>

The offering price of the Shares has been arbitrarily determined.

We have established arbitrarily the offering price of the Shares. That price does not necessarily bear any relationship to our asset value, net worth, prior operations or any other economic or customary criteria of value. We have not obtained an independent appraisal of the value of the Company or the Shares.

The Shares will be illiquid.

There is no public market of the Shares, and there is no assurance that one will develop. Therefore, the Shares will have limited marketability for an indefinite period of time.

There is not currently, and may never be, an active market in our securities, and there is no assurance that any of our securities will ever become publicly traded or that an active trading market will develop or be sustained. Although the Shares are exempt from federal registration under the 33 Act (pursuant to Regulation A) and have been registered or qualify for an exemption from registration in the states in which we are conducting this offering, the Shares are not freely traded under certain state securities laws except where a specific exemption is available. Therefore, the right of any purchaser to sell, transfer, pledge or otherwise dispose of the Shares may be limited by applicable state securities laws. You therefore must be prepared to bear the economic risks of your investment for an indefinite period of time. In addition, purchasers of the Shares will be required to agree not to sell, offer to sell, transfer, pledge, hypothecate or otherwise dispose of any of their Shares for a period not to exceed 180 days after the effective date of an initial public offering of our stock (an "IPO"). <u>We currently have no</u>

plans, however, for an IPO, nor do we presently consider that an IPO is likely to occur at any time in the future.

As our common stock has no active trading market, you may not be able to sell your Shares at all. Consequently, you may not be able to liquidate your investment in the event of an emergency or for any other reason. We do not meet the requirements for our stock to be quoted on NASDAQ, the American Stock Exchange, the OTC Bulletin Board or any other exchange.

Purchasers of the Shares will experience immediate and substantial dilution.

As of May 31, 2007, after giving effect to the sale of the minimum and maximum number of Shares offered hereby at an offering price of $1.12 per Share and without deducting estimated expenses of the offering, the *pro forma* book value per Share would have been $0.36, if the minimum number of Shares is sold, and $0.45, if the maximum number of Shares is sold, representing an immediate dilution of $0.76 per Share to investors if we sell the minimum number of Shares and $0.67 per Share to investors if we sell the maximum number of Shares. See "Dilution."

You may experience dilution if we issue additional equity securities in the future.

If in the future we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock.

Because we do not intend to pay dividends in the foreseeable future, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. Moreover, we currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in the Shares will depend upon any future appreciation in their value. We cannot guarantee that the Shares will appreciate in value or even maintain the offering price, or that there will ever develop a market to sell the Shares even if they appreciate in value based upon an increase in book value.

USE OF PROCEEDS

We are seeking in the offering to raise $3.5 million (minimum offering) to $4.998 million (maximum offering) in capital. We intend to use the proceeds to fund our near-term growth, including the cost of establishing a nationwide franchising system and hiring management to operate such a system. In that regard, we will incur substantial professional and consulting fees, and other expenses associated with an undertaking of this type. We will allocate a substantial portion of the proceeds to working capital that we will need to address various contingencies related to a start-up franchising effort and other business contingencies. If we raise only the minimum offering proceeds, we expect to have adequate capital to carry out our franchising plans. Funds raised in excess of the minimum will provide us with additional operating capital and may afford additional flexibility responding to unforeseen operating or capital expenses and the ability to respond to unexpected business opportunities. The following table presents our estimate of how we will use the proceeds of this offering over approximately the three-year period following the completion of the offering. In some cases, the proceeds will be used to repay advances under bank lines of credit that we have used to pay offering-related and other expenses.

Estimated Uses of Funds	Amount (Minimum Offering)	Amount (Maximum Offering)
Offering expenses[1]	$ 165,000	$ 165,000
Payments under Line of Credit[2]	200,000	200,000
Management and other employee compensation[3]	2,190,500	2,190,500
Franchising-related expenses[4]	782,500	782,500
Working capital[5]	162,000	1,660,000
Total Uses of Funds	$3,500,000	$4,998,000

1. These include primarily legal and accounting fees, filing fees, promotional expenses and printing expenses.
2. These payments are projected to be made in the fourth quarter of 2007.
3. This amount is expected to cover compensation expense of management and other personnel through the third quarter of 2010.
4. This consists of legal and accounting fees and expenses, franchise consulting fees, marketing expenses, the cost of software development and purchases, franchise filing fees and other franchise-related expenses.
5. These funds will be used to fund other operating expenses of the Company and also may be used for cost overruns in other expense categories, unexpected business opportunities and contingencies.

DIVIDEND POLICY

We have not paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Instead, we intend to retain any future earnings for reinvestment in our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

The following table sets forth, our cash and cash equivalents and capitalization as of May 31, 2007:

- on an actual basis
- on a pro forma basis to give further effect to the sale in this offering of a minimum of 3,125,000 shares of common stock and a maximum of 4,462,500 shares of common stock

at a price of $1.12 per share, after taking into account the estimated $165,000 offering expenses (and treating such deduction as an increase to accumulated deficit).

	Current Capitalization	Minimum Post-Offering Capitalization – Sale of 3,125,000 Shares	Maximum Post-Offering Capitalization – Sale of 4,462,500 Shares
Long-Term Indebtedness	$ 52,200	$52,200	$52,200
Common stock no par value; 40 million shares authorized; issued and outstanding: 6,480,000 shares, 9,605,000 shares and 10,942,500 shares	$ 72,000	$3,572,000	$5,070,000
Preferred stock, 300,000 shares authorized, no shares issued and outstanding	0	0	0
Accumulated Deficit	(138,900)	(303,900)	(303,900)
Total Stockholders' Equity (Deficit)	(66,900)	3,268,100	4,766,100
Total Capitalization	$ (14,700)	$3,320,300	$4,818,300

The table above does not reflect:

- 1,785,000 shares of common stock issuable upon the exercise of options proposed to be granted under our stock option plan at an exercise price of $0.25 per share; and
- 1,215,000 additional shares of common stock reserved for future issuance under our stock option plan.

DILUTION

The Company was founded in February 2006 and has financed operations to date from equity contributions in the amount of $72,000, bank loans and advances under bank lines of credit guaranteed by management, which totaled $150,561 as of May 31, 2007. To date, the only class of capital stock issued by the Company is common stock.

Because the 6,480,000 currently outstanding shares of common stock were issued for an aggregate purchase price of $72,000, or approximately $.01 per Share, and the book value per Share as of May 31, 2007 was approximately ($0.01), investors in this offering at $1.12 per Share will experience immediate and substantial dilution in their investment.

After giving effect to the sale of Shares pursuant to this offering, but without deducting estimated offering expenses, the *pro forma* book value of the outstanding common stock as of May 31, 2007, would have been $3,433,100 or $0.36 per Share assuming the minimum number of Shares is sold and $4,931,100, or $0.45 per Share assuming the maximum number of Shares is sold. This represents an immediate dilution in the investment made by the purchasers in this offering of $0.76 per Share if the minimum number of Shares is sold and $0.67 per Share if the maximum number of Shares is sold. As used herein, "book value" is the amount that results from subtracting the total liabilities and intangible assets of the Company from its total assets. "Dilution" is the difference between the offering price of the Shares in this offering and the book value per Share post-offering.

The following table illustrates the per share dilution to a new investor in one Share of common stock as of May 31, 2007 if the minimum or the maximum number of Shares is sold.

	Minimum	**Maximum**
Offering price per Share	$1.12	$1.12
Book value per Share as of May 31, 2007	($0.01)	($0.01)
Increase per Share attributable to amount invested in offering	$0.37	$0.46
Pro forma book value per Share after offering	$0.36	$0.45
Dilution per Share to new investor	$0.76	$0.67

The above table does not take into account the 1,785,000 shares that may be issued upon exercise of the options proposed to be granted to current and proposed officers of the Company upon successful completion of this offering under our stock option plan at $0.25 per share, nor does it take into account any additional stock options that may be granted under such Plan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operational Summary

Over the past year National House Care, Inc has grown from a fledgling business to a competitive participant in the Atlanta, Georgia house care market. We presently have five employees operating in the Atlanta market, which we refer to as "Franchise # 001". Additionally, the three founders/executives have been overseeing these operations in the same manner as a test franchise, as well as developing financing, expansion and franchising plans.

The service side of the business commenced operations in April 2006. We hired our first employees in October 2006, which is when operations began in a test franchise format.

During 2006, our start-up expenses exceeded revenues and we ended the year with a loss of $90,980. In 2007, in order to better analyze the financial operations of the test franchise, we have begun separating house care operating expenses from other expenses. We expect this will provide a better picture of franchise operating costs and income. For the first five months of 2007 the test franchise generated a net operating loss of $1,120 (unaudited). This result takes into account costs directly associated with our employees, all office rental expenses, all vehicle and equipment costs, and all other costs that we incurred associated with house care operations, but does not reflect that portion of our interest expense and professional expenses relating to franchising and capital raising efforts. Because the three founders/executives received very limited compensation attributable to house care operations during this period, the test franchise has enjoyed the benefit of extra oversight and management, at no expense, which enhances operational capabilities. Combined net loss for all operations during the first five months of 2007 was $47,977 (unaudited).

During the first five months of 2007, approximately 22% of our calls for client projects have been from clients for whom we previously had rendered services. We believe that repeat client service calls represent a strong revenue source and indicate client satisfaction with the quality and pricing of services. Because there is a marketing cost associated with the addition of each new client, repeat clients result in enhanced profitability on a client by client basis.

During the first five months of 2007, our test franchise in Atlanta, Georgia generated average daily revenue per House Technician of approximately $421. On an annualized basis this suggests annual gross revenue of approximately $101,040 per full time House Technician who works an entire year. The Atlanta test franchise had three full-time House Technicians as of May 31, 2007, and a weighted average of 2.2 full-time House Technicians during the five-month period.

The Revenue Generation Rate (RGR) is a measure of franchise revenue generation performance as a percentage of maximum possible franchise revenue. Factors such as weather, job cancellations, partial days with no jobs, days with fewer drive charges, and many other factors impact the ability to generate revenue. To achieve a 100% RGR each House Technician would need to be kept fully occupied for each work day, and each House Technician would need to charge for two drive charges per day. For the first five months of 2007, the Atlanta test franchise achieved an RGR of 78.8%.

Since we did not have existing material operations at this time in 2006 we do not have any year over year comparisons to analyze.

Liquidity and Capital Resources

We have three principal sources of liquidity: (i) cash provided by operations, (ii) cash on hand, and (iii) four credit facilities with a combined credit availability of $208,800. As of May 31, 2007 we were in compliance with all covenants contained in our bank credit facilities. As of that date, an aggregate of $86,500 was outstanding under those facilities.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet financial arrangements.

THE COMPANY

National House Care, Inc. is a Georgia corporation incorporated on February 28, 2006. The mailing address of our principal office and its telephone number are: 5825 Glenridge Drive NE, Building 3, Suite 101, Atlanta, GA 30328; (404) 806-2279.

DESCRIPTION OF BUSINESS

Overview

National House Care is in the business of providing "house care," which encompasses extensive home maintenance and repair services. We provide house care through a range of services designed to meet a wide variety of client needs. One-Time Handyman Service and Periodic Service Plans are the methods of service delivery. One-Time Handyman Service clients request handyman services to address their present house care needs. Periodic Service Plan clients sign up for either a monthly, quarterly, or semi-annual service visit schedule to address present house care needs and preventative maintenance programs.

Our services are designed to appeal to a wide range of homeowners. This includes everyone from young first time homeowners who need guidance on house care to elderly persons in need of assistance maintaining a home. Clients typically include residential homeowners, rental property owners, seniors and absentee homeowners. The target client has a household income in excess of $60,000 with a broad market emphasis placed on clients aged 40 or older. Busy lifestyles and disposable income make the 40-65 year old demographic a market of special focus.

Family units within the United States are becoming more geographically dispersed. Often no family members live in the same area as aging parents or grandparents. The franchise business model will better enable us to cross-market our services in many cities. This will make it possible for a client who learns of our services in one city to request and coordinate service for a family member in a distant city. The aging population, especially the "Baby Boom" generation, represents a large target market for us. Today 35 million people in the United States are age 65 or older. In 2011 it is projected that the Baby Boom generation will constitute 25% of the U.S. population. By 2030 it is projected that more than 70 million Americans will be age 65 or older, representing 20% of the projected U.S. population and accounting for 43% of all U.S. households. We market to this active, and generally affluent, generation and are specially qualified to provide this aging demographic group with service.

We offer our clients peace of mind by providing a single point of contact for all their house care needs. We provide complete house care and are broader in scope of services than traditional handyman businesses and we believe we are the first to exclusively use certified aging-in-place specialists as House Technicians/handymen. We are planning to transition our primary operations from a direct provider of service (test franchise) to a franchise management company. Currently, we provide services only in the greater Atlanta, Georgia metropolitan area.

Goals

Our primary goal is to become the nation's largest house care business and secondarily to be the largest house care business specializing in the senior market.

Our Business

Principal Services

Corporate Level: Our corporate office staff will function in both franchise sales and franchise support capacities.

Franchisee Level: Our primary focus will be to ensure that our franchisees provide clients with outstanding, professional and reliable service, as their one point of contact for all their house care needs. Service models include both One-Time Handyman Service and Periodic Service Plans.

One-Time Handyman Service addresses present needs for light home maintenance and repair services. Clients simply pay an hourly rate and a drive time charge.

Periodic Service Plans provide monthly, quarterly or semi-annual service visits at preset prices. Service plan sales are an attractive business segment as they enhance our ability to generate recurring revenue. Service plan clients enjoy a list of added benefits referred to as "core services."

> *Periodic House Visits* – The NHC House Technician visits the client's home and provides handyman service. A preset amount of handyman time (labor) is included within the cost of the service plan. Additional time is billed on an hourly basis.
>
> *Handyman Service* - This service is broad in nature and includes almost anything with which the client needs help. Examples include providing repair services, moving patio furniture in or out with the change of season, installing storm windows, helping with holiday decorations, retrieving items from attics, changing air filters, testing smoke alarms, and performing house checkups.
>
> *Single Point-of-Contact Service* – The client can call NHC with any home-related question or need and talk to a house care specialist.
>
> *House Checkups* – We use a 300+ item home inspection checklist to identify critical and non-critical areas of concern as well as safety issues. The House Technician develops a repair priority list to help the client understand the home's condition and provides guidance about repairs or maintenance plans.
>
> *24/7 Emergency Tradesman Access* – A client needing emergency repairs, day or night, can be directed to a person who can provide assistance. Our phone system allows for 24/7 emergency plumbing, electrical, heat, air-conditioning and locksmith service contact.

Digital Pictures of Items Needing Repair – Helps remote decision makers understand the repair need and provides a higher level of trust.

Referrals to Specialized Tradesmen – Projects may require a licensed plumber, electrician, etc. When a client has a need that is outside our handyman service capabilities, we provide a referral to a specialized tradesman who can help.

Referrals to Household Service Providers – Lawn care, pest control and maid service are just a few examples of household service providers we can suggest.

Coordination of Third Party Services - Upon request, we can coordinate specialized tradesman or household service provider services.

Extra Handyman Visits – Service Plan clients needing additional service visits beyond those included with their service plans pay a reduced hourly rate and drive time charge.

Clients will pay a service charge on supplies and materials, and also will pay for supply and material acquisition time.

Distribution of Services

We deliver services through House Technicians, each of whom is an employee of the Company. House Technicians must complete the Certified Aging-In-Place Specialist (CAPS) Course, created by the NAHB Remodelors Council in conjunction with AARP (American Association of Retired Persons) and the U.S. Administration on Aging. House Technicians are trained to make suggestions and modifications that can enable a senior or mobility-challenged person to live safely, independently, and comfortably in a familiar environment (aging-in-place) with the goal of avoiding or delaying relocation to an extended care facility.

We provide trucks, tools and uniforms for our House Technicians to ensure a consistent professional brand image and service capability. Whenever possible the same House Technician will provide repeat service to a client to ensure a continuity of service and comfort factor for the client.

Plan of Operation

During the twelve-month period beginning with the commencement of the offering, our operational focus will be split between corporate activities and the test franchise operation. Test franchise operations will involve refining and growing the Atlanta operation, as we will use it as the model for future franchises.

Our efforts of the corporate side of the business will initially focus on this offering while we will continue working on the development of operational franchise manuals. Upon the completion of the offering, we will install the full senior management team and our emphasis will be on developing franchise operational procedures, training systems and a franchise sales program. We will engage a franchise consulting company to assist management in all of these efforts. Presently, we are anticipating the launch of franchise advertising in the first quarter of 2008. Franchise sales, training and implementation will remain our focus for the foreseeable future.

Competition

The business model under which we operate at the franchise level is significantly different from those of most competitors. The fundamental difference is that we provide much more than handyman services to our clients. We believe that the core services we offer, as outlined in the "Our Business – Principal Services" section above, are not matched in full by any of our competitors. One significant difference is our marketing approach. We market our services as senior friendly, and have the ability to say we are Certified Aging-In-Place Specialists (CAPS). Our vehicles are lettered with advertising clearly communicating our services, presenting a quality image, and distinguishing us from our competition.

The businesses most closely competing with NHC are companies and individuals who as a group make up the handyman industry. We have identified several classes of competitors within this industry, including individual handyman service providers with no employees, handyman businesses with employees, offshoot handyman companies, handyman franchises with employees, referral companies and businesses providing hybrid senior care and house care services.

Individual handyman operations with no employees are often operated sporadically. Many of these operations spend little on marketing and advertising. They may not carry liability insurance of any kind or have any business systems to track their clients or finances. We believe these competitors will not pose a substantial long-term competitive threat, but we expect that they will continue to compete on a client-by-client basis. Clients who are primarily seeking low cost work will often hire the individual handyman, who generally charges below market rates.

Handyman businesses with employees typically operate at a level of sophistication above that of the individual handyman, are better capitalized and have offices. The operators of these enterprises often spend a significant amount of their time handling administrative functions and often hire employees or retain independent contractors to provide the services. They are more likely than individual handyman operators to charge higher "market" rates for their services, carry insurance and advertise their services. These businesses often do not require employees to wear uniforms and their vehicles may lack identifying marks. These businesses are significant competitors to us.

By "offshoot handyman companies" we refer to side businesses created by existing remodeling companies to address jobs that are too small for the remodeling business to handle. These businesses typically have an existing business structure, reduced office expenses and the ability to cross-utilize employees from one business to the other. This type of competitor is often well-capitalized and with a recognizable name in its community. The handyman side of such a business is often run inconsistently as employees shift from remodeling jobs to handyman jobs.

Handyman franchises represent stronger and more organized competitors. The franchise model provides a significant advantage for office organization and efficiency. Handyman franchises usually operate using one of three general models: 1) the franchisee provides trucks and tools to its service personnel; 2) the franchisee provides trucks, while the franchisee's personnel provide their own tools; and 3) the franchise operates with only an office staff and utilizes contract labor for all work. The third of these models is the most prevalent in the marketplace. Jobs are either bid on by independent contractor handymen or assigned a set dollar value. It is difficult for these companies to present a unified brand image or maintain a consistent level of service quality.

Franchised operations typically have better operational systems and generate greater media exposure than other handyman businesses. The ability to draw upon the franchisor's accumulated wisdom acquired from experiences with other franchises in other communities is a significant advantage franchises have over other competitors. We believe there are numerous franchising businesses in this service industry, including:

- Andy on Call
- Carpenter & Co.
- Case Handyman
- Facility Repair Services
- Handyman Connection
- Handyman Matters
- Handyman Network
- Home Fixology
- Hometask.com
- Maintenance Made Simple
- Mr. Handyman
- The House Doctors

A hybrid franchise model exists, operated by Spectrum Home Services. This model integrates the concepts of a handyman franchise and senior care services such as in-home personal care. This is presently the only national competitor of which we are aware that is operating in the same market space in which we plan to compete. Senior care franchise businesses in general are some of the fastest growing franchise models and Spectrum Home Services seems to be attempting to capitalize on this.

In addition to the competitors described above, we compete directly and indirectly with large companies with strong brand recognition and home repair experience such as The Home Depot, Lowes, and Sears. Many of these retailers currently offer, and may expand their ability to provide, home repair and remodeling services directly to their customers. These services are often contracted out through third party contract service providers.

Analysis of Existing Franchises and Franchise Models

The table below contains franchise information from a sampling of existing franchisors in the handyman market. This information is derived from Entrepreneur Magazine's annual "Franchise 500" review (January 2006 and January 2007). Comparisons with other franchise models are not meant to imply or guarantee, however, that our franchise sales will occur at any particular rate, or that we will sell any particular number of franchises. In fact, there can be no assurance that we will be successful in selling franchises. See "Risk Factors" above. We have included this table to give prospective investors an idea of recent growth in the handyman industry, at least from the viewpoint of franchise handyman models.

	Past 3 Years Performance of Handyman Franchises[1]						
Handyman Franchises	Number of franchises end of 2003	2004 new franchises	Number of franchises end of 2004	2005 new franchises	Number of franchises end of 2005	2006 new franchises	Number of franchises end of 2006

[1] Number of franchises include company owned franchises, if any.

Mr. Handyman International	107	23	130	58	188	42	230
Handyman Matters	39	23	62	49	111	5	116
Handyman Connection	141	-2	139	22	161	-1	160
Andy on Call	28	9	37	11	48	6	54
Maint. Made Simple	15	22	37	-10	27	9	36
Handyman-Network	7	11	18	9	27	11	38
The House Doctors	202	4	206	-8	198	-32	166

While we believe there are important differences between our business strategy and approach and the franchise models used by the businesses listed above, our business model more closely resembles the above handyman franchises than typical senior care franchise businesses, shown below. Nevertheless, we believe that an important and favorable differentiating factor between our business and other handyman businesses is our emphasis on the aging-in-place market. To provide information about how franchises focusing on that market have grown in the past three years, we show franchise growth in this market as well, again derived from the same publications listed above. Prospective investors should not assume that the inclusion of the following table means that we expect our franchise sales to proceed at any particular rate.

	Past 3 Years Performance of Senior Care Franchises						
Senior Care Franchises	**Number of franchises end of 2003**	**2004 new franchises**	**Number of franchises End of 2004**	**2005 new franchises**	**Number of franchises End of 2005**	**2006 new franchises**	**Number of franchises End of 2006**
Home Helpers/Dir. Link	217	108	325	109	434	170	604
Home Instead Senior Care	448	54	502	83	585	88	673
Comfort Keepers	387	38	425	45	470	78	548
Homewatch Caregivers	43	32	75	16	91	24	115
Comforcare Senior Service	28	13	41	16	57	25	82
Right at Home, Inc.	40	18	58	26	84	7	91
Visiting Angels	144	70	214	33	247	2	249
Griswold Special Care	73	6	79	1	80	2	82

Customers

We do not rely on any one customer or a limited number of customers for our business. While our initial test operations currently are limited to the Atlanta, Georgia metropolitan area, we plan to franchise our business model in order to expand into other states.

Patents, Trademarks, Licenses, Concessions, Royalty Agreements or Labor Contracts

We started our business with a defined logo and branding concept. It is our objective that the NHC brand will stand, nationwide, for outstanding service, quality work, reliability, fair pricing and highly trustworthy service employees. We are developing a branding program for a "National House Care Approved" seal of approval for tradesman and household service providers. The program is designed to reward high quality businesses that work with us in assisting our clients, such as electricians, roofing companies, plumbing companies and the like. Service providers who exemplify excellent customer service and trustworthy service to customers will earn this approved status and will be able to prominently display the seal on the websites or other marketing material. Our primary internet domain name is nationalhousecare.com and we have an active website.

We have obtained a registration of the service mark "National House Care" on the supplemental register of the United States Patent and Trademark Office. We also have applied for a federal service mark registration for our NHC logo. At the present time we own several domain names, including our primary website nationalhousecare.com. The information on, or accessible through, our web site is not part of this Offering Circular. We do not have any patents, licenses (other than business licenses), franchises, concessions, royalty agreements or labor contracts. In the future, our success may depend in part upon our ability to preserve our trade secrets, obtain and maintain patent protection for our technologies, products and processes, and operate without infringing upon the proprietary rights of other parties. We rely on certain proprietary trade secrets and know-how that are not patentable. Although we may take action to protect our unpatented trade secrets and our proprietary information, in part, by the use of confidentiality agreements with employees, consultants and contractors, we cannot guarantee that:

- these agreements will not be breached;
- we would have adequate remedies for any breach; or
- our proprietary trade secrets and know-how will not otherwise become known or be independently developed or discovered by competitors.

We cannot guarantee that our actions will be sufficient to prevent imitation or duplication of our services by others or prevent others from claiming violations of their trade secrets and proprietary rights. In fact, we expect that if our business is successful, and particularly if our franchising efforts succeed, we will attract competitors that will adopt House Care service models very similar to our own. We can provide no assurance that we will succeed against this or other competition.

Proposed Franchise Program

We propose to develop a franchise program and the infrastructure required for national expansion. We expect the program to have two levels, with the first being the regular franchise, with an unlimited number of House Technicians, constrained only by the size of the defined market territory. We also hope to establish affiliate franchises, limited to the owner and one House Technician, in those markets that are not capable of sustaining a regular franchise, and which will be available at a reduced cost. We have not yet finally determined initial franchise fees, but expect them to be competitive with competing franchisors, at approximately $35,000 for a regular franchise. We expect royalties to be approximately 5% of the franchisee's gross revenues. We will determine the exact scope and terms of the franchise program once we finalize the franchise program structure and have fully explored the best ways to enhance its marketability.

We plan to grant franchisees the right to operate NHC franchises using *National House Care* trademarks, trade dress and other intellectual property, uniform operating procedures and standard procedures for inventory control and management.

Our growth and success will depend in significant part upon our ability to establish and maintain franchise operations. If our franchising efforts do not succeed, and if we must instead grow our business through Company-owned locations, our ability to expand and increase revenues will be substantially diminished or slowed, and our capital requirements for growth will be greatly increased.

We will continue to own and operate the Atlanta service center, which we will use for testing and development of new operational tools, techniques and systems.

We plan to derive our revenue primarily from franchise fees paid by individual franchisees. Franchise fees may be capped for the first few years to limit initial franchisee expenses as each develops its market. As each franchise matures, franchise fees will transition to a percentage of the franchisee's gross revenue. An analysis of the gross revenue potential for an individual franchisee may help to provide guidance on potential franchise fee revenue.

In the Atlanta test franchise market, each House Technician could potentially generate over $552 in gross revenue per work day. This includes (i) the ability to bill $442 a day (6.5 hours on client jobs at $68/hr within an 8 hour workday), and (ii) "drive charge" fees of $55 per service visit (two drive charges in this example). This potentially generates $2,760 in gross labor revenue per week or $132,480 per year (48 work weeks). Additionally, supplies and materials billed to clients by a franchisee will be included in its gross revenue numbers. This potential revenue analysis is based on optimum conditions and does not reflect bad weather days, job cancellations, partial or full days with no jobs, days with a single drive charge instead of two, the fact that service clients pay reduced rates, and many other factors that may reduce the productivity or revenue generation of a House Technician. We do not expect any franchisees to achieve House Technician utilization and revenue levels suggested in this "optimum" example. This analysis does, however, provide a basis for understanding an individual franchisee's revenue stream and may aid in estimating our franchise fee revenue. During the first five months of 2007, our test franchise in Atlanta, Georgia generated average daily revenue per House Technician of approximately $421. On an annualized basis this suggests annual gross revenue of approximately $101,040 per full time House Technician who works an entire year. As of May 31, 2007, the test franchise had three full-time House Technicians.

The table below shows the relationship between average franchise gross revenue and franchise royalty fee revenue to the franchisor assuming a 5% franchise royalty rate (NHC's actual fee structure is yet to be determined) using hypothetical revenue assumptions:

Average franchise gross revenue	Franchise fee (5% of gross revenue)	Franchise fee revenue with 50 franchises	Franchise fee revenue with 100 franchises	Franchise fee revenue with 150 franchises	Franchise fee revenue with 250 franchises	Franchise fee revenue with 300 franchises
$200,000	$ 10,000	$ 500,000	$ 1,000,000	$ 1,500,000	$ 2,500,000	$ 3,000,000
$300,000	$ 15,000	$ 700,000	$ 1,500,000	$ 2,250,000	$ 3,750,000	$ 4,500,000
$400,000	$ 20,000	$ 1,000,000	$ 2,000,000	$ 3,000,000	$ 5,000,000	$ 6,000,000
$500,000	$ 25,000	$ 1,250,000	$ 2,500,000	$ 3,750,000	$ 6,250,000	$ 7,500,000
$750,000	$ 37,500	$ 1,875,000	$ 3,750,000	$ 5,625,000	$ 9,375,000	$11,250,000

The above table should not be construed as a forecast or projection of revenues, but merely a tool for estimating revenue based on certain assumptions.

We have not yet established the terms of our franchise agreements. We anticipate that our franchise program will be finalized by the first quarter of 2008.

Government Regulation

As a home service company, we are subject to a variety of local, state, and federal regulations. While we believe that our operations currently are in compliance with all applicable regulations, there can be no assurances that unintentional violations of such regulations will not occur. We are subject to federal, state and local laws and regulations applied to businesses, such as payroll taxes on the state and federal levels and regulation of employee benefit plans. Our services and activities are subject to local business licensing requirements. When we commence our franchising program, we will be subject to extensive federal and state franchise regulation. See "Risk Factors" above.

Environmental Factors

We do not anticipate that our business will be materially affected by environmental laws or regulations. Accordingly, we do not expect to incur any capital expenditures for environmental controls or compliance.

Our Employees

We have five full-time employees, of whom three are House Technicians, one is an administrative employee and one is a management employee. Our co-founders, Gary Krajecki,

Michael Skripko and Douglas Boyer, oversee our test operations and are working to develop the franchise plan and structure. Our employees are not subject to any collective bargaining agreements. We believe our employee relations to be excellent.

Facilities

We currently lease our offices, located at Building 3, Suite 101, Glenridge 400 Office Park, 5825 Glenridge Drive NE, Atlanta, Georgia 30328. The current lease is for one year, expiring September 30, 2007. We plan to move into a larger office facility at that time in order to accommodate our corporate and franchising operations.

LITIGATION

The Company is not engaged in any litigation, and management presently knows of no threatened or pending litigation in which it is contemplated that the Company will be made a party or which would otherwise adversely affect the Company.

MANAGEMENT

The board of directors of the Company is comprised of three members: Gary Krajecki (Chairman), Michael Skripko and Douglas Boyer. Members of the board also hold management positions as described below. The Company has identified certain additional executive management, described below and expects to hire them on a full-time basis upon the successful completion of the offering.

The By-Laws of the Company establish that there are three directors of the Company, which may be changed by an amendment of the By-Laws, which must be approved by the shareholders. Directors serve until the next annual meeting of shareholders and until their successors are elected and qualified. As described in "Description of Capital Stock – Shareholders Agreement," each of these founding shareholders have agreed to vote their Shares in favor of the election of the other founding shareholders as director, thus filling the three board positions. Officers are appointed by the board of directors and serve at the pleasure of the board.

Current Officers

Gary T. Krajecki, age 38: Chairman of the Board, Chief Executive Officer of National House Care, Inc. Mr. Krajecki has been instrumental in every facet of the formation, development and operations of National House Care, Inc. and he will carry on in the capacity of Chief Executive Officer. Mr. Krajecki has held senior level management positions in three prior business ventures, including a fundraising services company, a contract services company and a consumer electronics retail product company (WireHide, Inc., CEO, November 2003 – January 2006). He has also held various management positions including operations, client services, training, quality control and project management. Mr. Krajecki has extensive hands-on residential building experience gained through former positions as a carpenter and recently as a builder superintendent (Darling Homes, Inc., May 2003 - November 2003). He has received education awards under a program associated with Northern Illinois University in the areas of Construction Knowledge and Building Methodology. Over the past seven years he has been employed as a pilot with Delta Air Lines. Mr. Krajecki has a B.S. in Administration from St. Louis University. Currently, Mr. Krajecki devotes in excess of 40 hours per week to the affairs of the Company. Subsequent to the offering, Mr. Krajecki will continue to devote at least 40 hours per week to the affairs of the Company. Gary Krajecki is the brother of James Krajecki and Mark Anderson. He holds a certification as an Aging-in-Place Specialist (CAPS).

Michael V. Skripko, Jr., age 38: Chief Operating Officer of the Company, but upon completion of the offering will transition to the position of Director of Marketing/Branding and Chief Strategy Officer. His present duties include product and services development, client relations, employment, marketing, branding, fleet management, systems development and operations. Mr. Skripko has been directly responsible for senior marketing strategies and development of services for the Company's targeted senior marketplace. Through an employment position in the 1990s, Mr. Skripko was directly responsible for the management and training of 25 employees and facilitated a quality control program overseeing several hundred pilots. Mr. Skripko has been employed as a pilot with Delta Air Lines since 1999. Michael has a B.S in Management from the Florida Institute of Technology. Currently, Mr. Skripko devotes in excess of 40 hours per week to the affairs of the Company. Subsequent to the offering, Mr. Skripko will continue to devote at least 40 hours per week to the affairs of the Company. He holds a certification as an Aging-in-Place Specialist (CAPS).

Douglas D. Boyer, age 38: For the past year Mr. Boyer has served on the board of directors and as Director of Quality Control for the Company. His duties have included, but are not limited to, concept design, marketing design, systems development and implementation, applicant interviews and selection, systems development, payroll/worker's compensation analysis, accounting systems, client relations, human resource services procurement and business networking. He has been employed as a pilot by Delta Air Lines since 2000. He has a B.S in Management from Florida Tech and a B.A. in Psychology from Southern Illinois University. Currently, Mr. Boyer devotes an average of 20 hours per week to the affairs of the Company. Subsequent to the offering, Mr. Boyer will continue to devote approximately 20 hours per week to the affairs of the Company. He holds a certification as an Aging-in-Place Specialist (CAPS).

Proposed New Officers

Mark D. Anderson, age 40: An external advisor to our board of directors for the past year, Mr. Anderson brings a broad spectrum of financial knowledge, supported by extensive experience in mathematical analysis and technology solutions, to the internal financial management and forecasting process. He has agreed to assume the role of Chief Financial Officer for the Company upon successful completion of the offering. Since 2002, Mr. Anderson has been engaged in designing and implementing the technology infrastructure for an information services company owned by himself that he is seeking to develop. He holds a B.S. in Mathematics from the Massachusetts Institute of Technology, a M.S. in Finance from the University of Illinois, and a Ph.D. in Mathematics from the University of Illinois. Mr. Anderson has passed all three levels of the Chartered Financial Analyst (CFA) program. He is registered as a Certified Public Accountant (CPA) in the State of Illinois and is a member of the American Institute of Certified Public Accountants. Mr. Anderson is the brother of Gary Krajecki and James Krajecki.

James L. Krajecki, age 36: For the past year Mr. Krajecki has served as an external advisor to our board of directors on marketing, operations, planning, vendor selection and IT solutions. Mr. Krajecki has agreed to serve as the Company's Chief Operating Officer upon the successful completion of the offering. Mr. Krajecki has over 14 years of management, operations and leadership experience. His business management consulting experience has focused on making service based organizations more efficient, effective and profitable. Services provided include complex business analysis, process design and mapping, software design, sales, and implementation, project management; vendor selection and contracting, training development and presentation. Mr. Krajecki has led and managed a variety of complex projects and operations. For the past eight years he has been employed by The Structure Group, a consulting firm in the energy industry, where he has been actively involved with the firm's growth and successful operations from the start-up phase to a company with over $30 million in annual revenue. His current position with that company is Senior Manager Consultant. Mr. Krajecki has a B.B.A. in Finance from The University of Texas at Austin. James Krajecki is the brother of Gary Krajecki and Mark Anderson.

David M. Parr, age 36: For the past year Mr. Parr has served as an outside advisor to our board of directors. He has agreed to join the Company as the Director of Franchising upon successful completion of the offering. His primary responsibilities will include prospecting and qualifying potential franchisees, selling franchises and assisting in the development of policies, procedures and systems. Mr. Parr has five years of executive recruiting sales and management experience in the staffing industry. Serving as the market manager for K-Force Professional Staffing from 1997 to 2002, he developed client relationships, prospected for and qualified candidates for clients and supervised a staff of recruiters. Mr. Parr has three years of public accounting experience with Arthur Andersen and four years of internal audit experience in the service industry with Waste Management and RARE Hospitality, Inc. These positions provided experience in financial and operational auditing with specialization in the development and implementation of controls and procedures for nationwide business units. During 2003 and 2004 Mr. Parr was a self-employed consultant in the areas of professional staffing and Sarbanes-Oxley compliance. His current position, as Senior Internal Auditor, with RARE Hospitality began in June 2004. Mr. Parr has a B.S. in Accounting from the University of Illinois and is a Certified Public Accountant (CPA).

The following is a proposed organization chart for the Company.


CEO
Admin
Assistant &
Receptionist
Chief
Operations Officer
Chief
Financial
Officer
Director
of
Franchising
Chief Strategy Officer
& Director of
Marketing & Brand
Development
Director of
Quality Control
Operating Administrative
Assistant
Franchise
Sales Assistant (added as
needed)
Franchise
Support Staff Manager
Call Center Manager
Franchise #001
General
Manager
Field / Office
Franchise
Support & Training Staff 1
Call Center
Phone Staff 1
Field / Office
Franchise
Support & Training Staff 2, etc.
Call Center
Phone Staff 2

Management Compensation

To date, management of the Company has received nominal compensation, totaling less than $3,000 in the aggregate. The current officers and the proposed new officers each have signed employment agreements with the Company. Those employment agreements will go into effect for existing officers upon the breaking of escrow for at least the minimum amount raised in this offering, and for proposed new officers as soon as they are able to commence employment. The following is a summary of the terms of those agreements:

The employment agreements provide for three-year employment terms, with automatic one-year extensions each year on the employment anniversary date unless the Company gives notice to the executive of non-extension on or before that date. The agreements each provide for a base salary, salary adjustments and bonuses in the manner described in the compensation table below. They also provide for the grant of stock options under our stock option plan in the amounts set forth in such table, effective upon commencement of the employment agreement terms.

The employment agreements specify differing consequences if employment is terminated for different reasons. If the executive terminates employment voluntarily or upon the death or retirement of the executive, there is no severance payment and no compensation beyond the employment term. If the executive's employment is terminated by the Company for "good cause" (i.e., neglect of duties not cured following notice, conviction of a felony or commission of an act of gross negligence or willful misconduct) he receives compensation for one month beyond the termination date. If the executive is terminated without cause or he terminates voluntarily for "good reason" (as defined in the agreement, e.g., material change in scope of duties, reduction of salary, a change in control of the Company) he continues to receive compensation and related benefits through the remainder of the term of the agreement. If the executive is terminated due to disability, as defined in the agreement, he will continue to be compensated and receive benefits for six months in addition to any benefits thereafter under any disability insurance policy that the Company may obtain.

The employment agreements provide for restrictions on the executive's disclosure of confidential information, and non-solicitation of employees and franchisees.

When the employment agreements go into effect, the compensation of the above officers will be as set forth in the following summary compensation table:

Summary Compensation Table

Executive	Salary *(Note A)*	Annual Increases	Bonus *(Note B)*	Stock Options *(Note C)*
CEO, Gary Krajecki	$100,000	See *Note E*	Maximum 10%	446,250
Dir. Marketing, Michael Skripko	$ 90,000	See *Note E*	Maximum 10%	255,000
COO, James Krajecki	$130,000	See *Note E*	Maximum 10%	446,250
Dir. Franchising, David Parr	$100,000	See *Note E*	Maximum 10%	382,500
CFO, Mark Anderson	$ 50,000 *(Note D)*	See *Note E*	Maximum 10%	127,500
Dir. Quality Control, Doug Boyer	$ 35,000 *(Note D)*	See *Note E*	Maximum 10%	127,500

Note A – **Offset**: Some executives may hold employment positions outside the Company. In an effort to make these executives whole in terms of total compensation, and to encourage the commitment of additional time to the Company, increased compensation, determined under a formula, would be provided to offset reduced compensation from the other employer due to increased efforts put towards the Company.

Note B – **Bonuses**: The executive becomes eligible for a bonus once the Company has achieved annual gross revenue of $2 million. If gross revenues increase 20% for a particular year compared to the prior year the executive will receive a bonus of 10% of his annual base salary that was in effect for the latter year.

Note C – **Stock Options**: A five year vesting period applies to these stock options. These stock options will bear an exercise price of $0.25 and will be subject to the terms and conditions in the 2007 NHC Stock Option Plan.

Note D – **Hours of Service**: These executives hold part-time positions requiring an average of 20 hours of work per week devoted to the Company. Their salaries are fixed but the board of directors may at a later date adjust these salaries upward on a pro-rata basis if additional hours of service are devoted to the Company.

Note E – **Annual Increases**: No base salary increase in 2008. For 2009 and beyond, a 4% annual increase will apply, in addition to any milestone increases based on the formula below. If the gross revenues of the Company pass certain milestones, as listed below, salaries for the following year will be increased by the percentage indicated, effective April 1 of that year.

Gross Revenue
$2 million - $3 million - Base Salary increase of 3%
$3 million+ - $4 million - Base Salary increase of 5%
$4 million+ - $5 million - Base Salary increase of 7%
More than $5 million - Base Salary increase of at least 10%; further increases set in discretion of Board of Directors

Stock Option Plan.

Effective April 30, 2007 the Company adopted the 2007 Non-Qualified Sock Option Plan for National House Care, Inc. (the "option plan"). Under the plan, the Company has reserved and authorized 3,000,000 shares of common stock for issuance pursuant to stock options that may be granted to its employees, officers and directors. The option plan has a term of ten years, and options granted under the option plan will have maximum terms of ten years. The board of directors has the authority to grant stock options from time to time. When the board grants a stock option it will determine the number of option shares, the exercise price and the other terms and conditions applicable to that option. Option holders do not have rights as shareholders as to their option shares.

The option plan requires the exercise price of all options granted after the initial stock option grants (i.e., the 1,785,000 option shares granted to the existing and incoming officers as reflected in the Summary Compensation Table) to be not less than the fair market value of the Shares on the grant date. The "fair market value" is determined by the Board of Directors at the time of stock option grant. Generally, stock options will vest ratably over a five-year period, although the board may establish different vesting terms. Additionally, upon a change in control, as defined in the option plan, options will vest immediately. Ordinarily, options are exercisable by payment of cash to the Company equal to the exercise price, but the board may in its discretion establish different means of payment, including the use of outstanding shares and promissory notes. Depending upon the circumstances of a termination of employment, the option is exercisable following such termination for varying periods of time.

TRANSACTIONS WITH MANAGEMENT

The following summarizes all transactions between the Company and its directors and officers:

Our co-founders, Gary Krajecki, Michael Skripko, and Douglas Boyer (in the latter case acting through a trust) have jointly and severally guaranteed certain bank lines of credit extended to the Company. In the aggregate, these lines of credit can reach $208,000. As of May 31, 2007, the aggregate amount outstanding owed from the Company to the banks under these credit lines was $86,500.

PRINCIPAL STOCKHOLDERS

As of May 31, 2007 there were 6,480,000 issued and outstanding shares of the Company's common stock, owned by the following persons:

Name and Address of Stockholder	Number of Shares Owned	%
Gary Krajecki 5825 Glenridge Drive NE Building 3, Suite 101 Atlanta, GA 30328	2,514,240	38.8%
Michael Skripko 5825 Glenridge Drive NE Building 3, Suite 101 Atlanta, GA 30328	2,384,640	36.8%
Douglas Boyer 5825 Glenridge Drive NE Building 3, Suite 101 Atlanta, GA 30328	1,581,120	24.4%
Totals	6,480,000	100.0%

The average issue price per share was approximately $.011.

The above individuals will receive grants of stock options effective upon commencement of their employment agreement terms, as follows:

Name of Option Holder	Title of Securities to Which Options Relate	Number of Option Shares	Exercise Price per Share	Exercisability Dates
Gary Krajecki	Common Stock	446,250	$0.25	*
Michael Skripko	Common Stock	255,000	$0.25	*
Douglas Boyer	Common Stock	127,500	$0.25	*

---

*The options become exercisable over a five-year period, as follows:

Dates	Cumulative Exercisable Percentage
1st Anniversary	20%
2nd Anniversary	40%
3rd Anniversary	60%
4th Anniversary	80%
5th Anniversary	100%

DESCRIPTION OF CAPITAL STOCK

The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of the common stock contained in the Company's Articles of Incorporation, as amended to date and to the agreements referred to below.

Authorized and Outstanding Stock

As of the date hereof, the authorized capital stock of the Company consists of 40,000,000 shares of common stock, no par value per share, of which 6,480,000 shares are issued and outstanding, and 300,000 shares of preferred stock of which no shares are outstanding. After giving effect to the issuance of the Shares offered hereby, the Company will have outstanding a minimum of 9,605,000 Shares and a maximum of 10,942,500 Shares.

The following is a description of the respective rights of holders of the Company's common stock and preferred stock.

Common Stock

The holders of common stock are entitled to one vote for each share held as of the record date on all matters submitted to a vote of the holders of common stock. Subject to preferences applicable to any preferred stock that the Company may issue in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that may be issued in the future. Holders of common stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. The common stock is not subject to assessment or capital calls.

Preferred Stock

The Company's board of directors has the authority to issue up to 300,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock.

Shareholders Agreement

The three founding shareholders of the Company, Krajecki, Michael Skripko and Douglas Boyer ("founders"), along with the Company entered into an Agreement Among Shareholders dated as of April 30, 2007. The Agreement includes a variety of terms typical for agreements of this type, including:

- The founders have agreed to vote their respective Shares in favor of each founder as a director of the Company so long as the founder continues to own at least 1 million Shares.

- The Agreement requires that upon the death, disability, divorce, bankruptcy or mental incompetency of a founder the Company must purchase and that founder, his estate or his personal representative must sell all of his Shares back to the Company at a price determined by a formula based upon book value and gross revenues (20% of the price to be paid at closing and the balance over a seven-year period).

- The Company may purchase life insurance on the lives of the founders to fund all or a portion of its repurchase obligation in the case of death of a founder.

- Upon the retirement or resignation of a founder or if a founder begins competing with the Company, the Company has the right (but not the obligation) to purchase all of that founder's Shares at a price determined by the same formula and payable on the same basis as referred to above.

- Among themselves, the founders agree not to sell to a non-founder until after July 31, 2010 and after that date to offer to the Company and to each other a right of first refusal before selling to a non-founder.

- The founders have agreed to "drag-along" rights (the right of founders holding more than 50% of the founders' Shares, if they intend to sell their Shares to a third party, to force the other founder to sell his Shares on the same terms) and "tag-along" rights (if founders holding more than 50% of the founders' Shares intend to sell at least 70% of their Shares to a third party, the other founder has the right to sell the same proportion of his shares to the same buyer on the same terms).

THE OFFERING

Offering Amount and Subscription Acceptance

A minimum of 3,125,000 and a maximum of 4,462,500 Shares are being offered at a price of $1.12 per Share, which is payable in cash in full upon subscription. The Shares are being offered pursuant to Regulation A, which is an exemption from registration under the federal Securities Act of 1933, as amended. There is a minimum investment of $21,000 or 18,750 Shares. The Company reserves the right to waive this minimum investment requirement in its sole discretion. All subscription checks should be made payable to "Reliance/NHC Stock Escrow." The Company, in its absolute discretion, may reject all or part of an investor's subscription for Shares. Where the Company rejects all or part of a subscription, all money given by a subscriber with respect to the rejected subscription will be returned forthwith. Shares may be purchased by the officers and directors or their affiliates for their own account on the same terms and conditions as other investors, although they are under no obligation to purchase any Shares.

Selling Arrangements

The Shares will be offered and sold by the executive officers of the Company on a "best efforts" basis without receipt of any commission or other compensation, directly or indirectly. In addition, the Company, at its discretion, may offer Shares through broker/dealers by entering into selling agreements with one or more qualified broker/dealers who are members of the National Association of Securities Dealers, Inc. on a best efforts basis. In the event the Company enters into any such selling agreements, the Company will negotiate commission rates for the Shares sold by such broker/dealers for their placement services and would amend or supplement this Offering Circular to reflect such arrangements. As of the date of this Offering Circular, the Company has not entered into any agreements with any broker/dealers regarding this offering.

Offering Period

The Shares will be offered from the date of this Offering Circular until _________, 2007 (or as late as _______, 2007 if the Company elects to extend the offering period). Subscriptions for the Shares will be held in an interest-bearing escrow account. In the event 3,125,000 Shares have not been subscribed by the offering termination date, the offering will terminate, and all funds will be returned to investors, with actual interest earned. If the offering is successful, all interest earned in the escrow account will be paid to the Company.

Escrow Arrangements

All proceeds received in the offering will be placed in an escrow account maintained by Wachovia Bank, N.A., Atlanta, Georgia, as Escrow Agent, and such proceeds will be returned to investors with interest if at least 3,125,000 Shares are not sold prior to the offering termination date. If at least 3,125,000 Shares are subscribed by investors and accepted by the Company as of any date on or prior to the offering termination date, the Company may then accept the subscriptions for Shares, and the Escrow Agent shall release to the Company all cash subscription funds and interest then held in escrow and terminate the escrow account. Thereafter, the offering may, at the option of the Company, continue, with all funds received thereafter being applied immediately to the uses discussed herein.

Resale Restrictions

Each subscriber for Shares will be required to represent that he is aware that his rights to sell or otherwise transfer the Shares are restricted, due to the absence of a trading market for the Shares and by state securities laws notwithstanding that the Shares are freely tradable under Regulation A, and further due to certain restrictions on sales in the event the Company completes an initial public offering of its shares.

How to Subscribe for Shares

In order to subscribe for the Shares offered hereby, each prospective investor must execute and deliver to the Company a Subscription Agreement in the form annexed hereto as Exhibit B. The Subscription Agreement contains certain representations and warranties of each prospective purchaser. A separate execution copy of the Subscription Agreement is being furnished, which is the copy that prospective investors should complete and return. THE SUBSCRIPTION AGREEMENT ATTACHMENT SHOULD BE READ CAREFULLY AND CLEARLY UNDERSTOOD BEFORE SIGNING. All investors subscribing for Shares are required to make payment for their Shares in cash upon subscription.

All subscriptions and subscription checks, payable to "Reliance/NHC Stock Escrow," should be sent to:

National House Care, Inc.
Attention: Stock Offering
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328

The Company will review the subscriptions for completeness, and then forward them to the escrow agent.

LEGAL MATTERS

Gambrell & Stolz, LLP, Atlanta, Georgia, passed on the validity of the securities being offered in this Offering Circular.

FINANCIAL STATEMENTS AND REPORTS

The Company will furnish each Stockholder, within 90 days after the dosing of each calendar year, a report of the financial condition of the Company as of the close of such year and of the results of its operations for such year, as well as other reports as and when deemed appropriate by the Company.

EXPERTS

Galanti & Company, P.C., Certified Public Accountants, have audited the financial statements of the Company at December 31, 2006, and for period from inception (February 28, 2006) through December 31, 2006, as set forth in their report thereon. We have included those audited financial statements in Exhibit A to this Offering Circular in reliance on Galanti & Company, P.C.'s reports, given on their authority as experts in accounting and auditing. Also attached hereto in Exhibit A are unaudited financial statements for the Company as of May 31, 2007 and the five-month period then ended.

ADDITIONAL INFORMATION

Copies of our Articles of Incorporation, By-Laws and all agreements referred to in this Offering Circular are available upon request. The statements in this Offering Circular with respect to those documents and agreements do not purport to be complete and are qualified in their entirety by reference to the documents themselves.

We undertake to make available to every investor, during the course of the offering, the opportunity to ask questions of and receive answers from Gary Krajecki or Michael Skripko about the terms and conditions of the offering and to obtain any appropriate additional information (i) necessary to verify the accuracy of the information contained in this Offering Circular or (ii) for any other purpose relevant to a prospective investment in the Shares. We request that all prospective investors or their representatives who have an interest in the offering and who have questions contact Mr. Krajecki or Mr. Skripko at the following mailing address, e-mail addresses or telephone numbers:

Gary Krajecki
National House Care, Inc.
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
g.krajecki@NationalHouseCare.com
(404) 806-2279 extension 715

Michael Skripko
National House Care, Inc.
5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328
m.skripko@NationalHouseCare.com
(404) 806-2279 extension 717

EXHIBIT A

NATIONAL HOUSE CARE, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS

GALANTI & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Randy A. Galanti
Neil L. Galanti
Paula A. Martin
Alan R. Silverman
Shane S. McC[illegible]

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders,

NATIONAL HOUSE CARE, INC.

We have audited the accompanying balance sheet of NATIONAL HOUSE CARE, INC. (a Georgia corporation) as of December 31, 2006 and the related statements of income, stockholder's equity, and cash flows for the period March 13, 2006 (inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NATIONAL HOUSE CARE, INC. as of December 31, 2006, the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of expressing an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the same procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. As mentioned in Note G, the S Corporation status was voluntarily revoked on February 19, 2007 with an effective date of January 1, 2007.

Galanti & Company P.C.

May 22, 2007

1834 Independence Square Dunwoody, Georgia 30338
770-393-0399 tel 770-393-9293 fax www.galanticpa.com

NATIONAL HOUSE CARE, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006

ASSETS

Current Assets:	
Cash	$ 44,003
Prepaid expenses	4,598
Total Current Assets	$ 48,601
Property and Equipment, at cost and net of accumulated depreciation	$ 43,742
Other Assets:	
Trademark costs	$ 1,300
TOTAL ASSETS	$ 93,643

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 3,349
Notes payable - bank lines of credit	69,026
Loan from stockholder	1,628
Installment notes payable - due within one year	7,925
Total Current Liabilities	$ 81,928
Long Term Liabilities:	
Installment notes payable - due after one year	$ 30,695
Total Liabilities	$ 112,623
Stockholder's Equity:	
Common stock, no par value; 40,000,000 shares authorized; 6,480,000 shares issued and outstanding	$ 72,000
Accumulated deficit	(90,980)
Total Stockholders' Deficit	($ 18,980)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 93,643

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF INCOME
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Amount	%
From Operations:		
Revenues	$ 33,934	100.0
Cost of Revenues	19,069	56.2
Gross Profit	$ 14,865	43.8
Selling, General and Administrative Expenses	103,419	(304.8)
Loss from Operations	($ 88,554)	(261.0)
Other Income (Expense):		
Interest expense	($ 2,426)	(7.1)
Net Loss	($ 90,980)	(268.1)

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Shares Outstanding	Common Stock	Accumulated Deficit	Total
Issuance of common stock	6,480,000	$ 72,000	$ -	$ 72,000
Net loss for the period	-	-	(90,980)	(90,980)
As of December 31, 2006	6,480,000	$ 72,000	($ 90,980)	($ 18,930)

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:	
Net loss	($ 90,980)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,181
Changes in assets and liabilities:	
(Increase) in prepaid expenses	(4,598)
Increase in accounts payable and accrued expenses	3,349
Net cash (used in) operating activities	($ 86,048)
Cash flows from investing activities:	
Purchase of property and equipment	($ 49,923)
Payment for trademark costs	(1,300)
Net cash (used in) investing activities	($ 51,223)
Cash flows from financing activities:	
Proceeds from issuance of common stock	$ 72,000
Net borrowings on bank lines of credit	69,026
Borrowings from stockholder	1,628
Borrowings on installment note agreements	42,668
Payments on installment note agreements	(4,048)
Net cash provided by financing activities	$ 181,274
Net increase in cash and cash equivalents	$ 44,003
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 44,003
Cash paid during the year for:	
Interest	$ 2,426

See accompanying notes to financial statements.

NATIONAL HOUSE CARE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND DESCRIPTION OF BUSINESS

Description of Business - The Company operates as a house care service providing property maintenance and repair services to homeowners and businesses in the Atlanta metropolitan area of Georgia. The Company uses various marketing techniques, which include printed and broadcast advertising, as well as promotion of customer referrals.

Use of Management Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Advertising - All costs associated with advertising and business promotion are expensed as incurred.

Depreciation - Depreciation is provided by using the straight line method over the following estimated useful lives of the respective assets:

Asset Type	Useful Life (in years)
Vehicles	5
Tools and equipment	5

Trademark costs - The Company has not assigned any useful life to its trademark costs. Accordingly, the Company has capitalized its trademark costs and has not reported any amortization for the current reporting period.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE B - PROPERTY AND EQUIPMENT

As of December 31, 2006, property and equipment and the related accumulated depreciation consisted of the following:

	Cost	Accum. Depre.
Vehicles	$ 42,668	$ 5,335
Tools and equipment	7,256	846
	$ 49,924	
Less accumulated depreciation	(6,181)	$ 6,181
Net Property and Equipment	$ 43,743	

Depreciation expense for the period March 13, 2006 through December 31, 2006 totaled $ 6,181.

NOTE C - REVOLVING LINES OF CREDIT

The Company has established revolving lines of credit with Wachovia Bank aggregating to $108,800. Interest accrues at rates ranging from prime rate to 2.75% above prime rate. $65,000 of the line is due on demand and $43,800 of the line matures on August 28, 2026. The lines are secured by personal assets and guarantees of the Company's stockholders.

NOTE D - LOAN FROM STOCKHOLDER

As of December 31, 2006, the Company owed $1,628 to Doug Boyer, a Company stockholder, for expenses relating to the securing of a $100,000 personal line of credit that was intended for use by the Company as a source of credit. The line of credit was subsequently replaced with a new line of credit agreement in the Company's name (See Note G - Subsequent Events)

NOTE E - INSTALLMENT NOTES PAYABLE

The Company is party to two installment note agreements with American Honda Finance Corporation, whereby the Company is obligated to make payments aggregating to $ 808 per month (includes interest at 4.9% to 5.2% per annum) through June 2011. The notes are secured by the Company's vehicles and the personal guaranty of a stockholder.

As of December 31, 2006, maturity of the notes may be summarized as follows:

Year Ending December 31,	Amount
2007	$ 7,925
2008	8,335
2009	8,765
2010	9,218
2011	4,377
	$ 38,620

NOTE F - COMMITMENTS

The Company leases its office facility under a non-cancelable agreement that expires in September 2007. Accordingly, the Company does not currently have any long-term lease commitments.

NOTE G - SUBSEQUENT EVENTS

On February 19, 2007, the Company's S corporation tax status was voluntarily revoked with an effective date of January 1, 2007.

On March 13, 2007, the Board of Directors approved the execution of employment agreements with the officers of the Company.

On March 29, 2007, the Company entered into a $100,000 line of credit arrangement with The Edgar County Bank and Trust Company. The line of credit accrues interest at 7.875% per annum, matures on September 29, 2009 and is secured by the personal guaranty and assets held under a Trust by a Company stockholder.

On April 30, 2007, the Company adopted a non-qualified stock option plan giving the Company the ability to award options for three million shares.

SUPPLEMENTARY INFORMATION

NATIONAL HOUSE CARE, INC.
SUPPLEMENTARY INFORMATION
COST OF REVENUES AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE PERIOD MARCH 13, 2006 (INCEPTION) THROUGH DECEMBER 31, 2006

	Amount	%
Cost of Revenues:		
Salaries	$ 9,905	29.2
Materials	5,050	14.9
Vehicle operating expenses	1,230	3.6
Insurance-worker's compensation	1,176	3.5
Payroll taxes	1,055	3.1
Employee benefits	653	1.9
Total Cost of Revenues	$ 19,069	56.2
Selling, General and Administrative Expenses:		
Advertising	$ 73,405	216.3
Depreciation	6,181	18.2
Rent	4,522	13.3
Insurance	3,751	11.1
Office supplies	3,612	10.7
Professional fees	2,351	6.9
Training and education	2,247	6.6
Telephone expense	1,670	4.9
Loan costs	1,628	4.8
Outside services	1,389	4.1
Uniforms	763	2.2
Credit processing fees	515	1.5
Licenses	504	1.5
Meals and entertainment	475	1.4
Miscellaneous expenses	210	.6
Payroll administrative fees	196	.6
Total Selling, General and Administrative Expenses	$ 103,419	304.7

See accompanying notes to financial statements.

CERTIFICATE OF MANAGEMENT REGARDING UNAUDITED, INTERIM PERIOD FINANCIAL STATEMENTS

The accompanying interim financial statements for the five-month period ended May 31, 2007 and as of that date are unaudited. In the opinion of management this financial information reflects all normal recurring adjustments that are, in our opinion, necessary for a fair statement of results for the period indicated. This information is not necessarily indicative of the results for the full year or for any other future period.

Date: 6/20/07

Gary Krajecki, Chief Executive Officer,
National House Care, Inc.

NATIONAL HOUSE CARE, INC.
BALANCE SHEET
UNAUDITED
AS OF MAY 31, 2007

ASSETS

Current Assets:		
Cash	$ 16,980	
Accounts Receivable	$ 7,218	
Prepaid Expenses	$ 1,783	
Total Current Assets		$ 25,981
Property and Equipment, at cost and net of accumulated depreciation		$ 76,693
Other Assets:		
Trad Income (Loss) from Operations		$ 1,300
TOTAL ASSETS		$ 103,974

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:		
Accounts Payable	$ 20,370	
Notes payable - bank lines of credit	$ 86,500	
Installment notes payable - due within one year	$ 11,888	
Total Current Liabilities		$ 118,758
Long Term Liabilities:		
Installment notes payable - due after one year		$ 52,173
Total Liabilities		$ 170,931
Stockholders Deficit:		
Common Stock, no par value; 40,000,000 shares authorized	$ 72,000	
Accumulated Deficit	$ (138,957)	
Total Stockholders Deficit		$ (66,957)
TOTAL LIABILITIES AND STOCKHOLDERS DEFICIT		$ 103,974

NATIONAL HOUSE CARE, INC.
STATEMENT OF INCOME
UNAUDITED
FOR THE FIVE MONTH PERIOD ENDED MAY 31, 2007

**Note - Test Franchise and Corporate Operational financials are separated to provide the reader with a better understanding of the financials of the NHC Test Franchise independent of corporate activities.*

	Test Franchise	Corporate	Combined
From Operations:			
Revenues	$ 104,303	$ -	$ 104,303
Cost of Revenues	$ 68,147	$ -	$ 68,147
Gross Profit	$ 36,156	$ -	$ 36,156
Selling, General and Administrative Expenses	$ 35,506	$ 45,247	$ 80,753
Income (Loss) from Operations	$ 650	$ (45,247)	$ (44,597)
Other Income (Expense):			
Interest Expense	$ (967)	$ (1,562)	$ (2,529)
Loss on Disposal of Assets	$ (851)	$ -	$ (851)
Total Other Income (Expense)	$ (1,818)	$ (1,562)	$ (3,380)
Net Loss	$ (1,168)	$ (46,809)	$ (47,977)

NATIONAL HOUSE CARE, INC.
STOCKHOLDERS EQUITY (DEFICIT)
UNAUDITED
FOR THE FIVE MONTH PERIOD ENDED MAY 31, 2007

	Shares Outstanding	Common Stock	Accumulated Deficit	Total
Beginning Stockholders Equity	6,480,000	$ 72,000	$ (90,980)	$ (18,980)
Net loss for the period	-	-	$ (47,977)	$ (47,977)
As of May 31, 2007	6,480,000	$ 72,000	$ (138,957)	$ (66,957)

NATIONAL HOUSE CARE, INC.
STATEMENT OF CASH FLOWS
UNAUDITED
FOR THE FIVE MONTH PERIOD ENDED MAY 31, 2007

**Note - Test Franchise and Corporate Operational financials are separated to provide the reader with a better understanding of the financials of the NHC Test Franchise independent of corporate activities.*

	Test Franchise	Corporate	Combined
Cash flows from operating activities:			
Net Loss	$ (1,844)	$ (46,133)	$ (47,977)
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	$ 5,359		$ 5,359
Loss on disposal of asset	$ 851		$ 851
Increase in accounts receivable	$ (7,218)	$ -	$ (7,218)
Decrease in prepaid expenses	$ 2,815	$ -	$ 2,815
Income (Loss) from Operations	$ 350	$ 16,671	$ 17,021
Net cash (used in) operating activities	$ 313	$ (29,462)	$ (29,149)
Cash flows from investing activities:			
Purchase of property and equipment	$ (39,161)	$ -	$ (39,161)
Cash flows from financing activities:			
Net borrowings on bank lines of credit	$ -	$ 17,474	$ 17,474
Repayment of loan from stockholder		$ (1,628)	$ (1,628)
Borrowings on installment note agreements	$ 48,181	$ -	$ 48,181
Payments on installment note agreements	$ (22,740)	$ -	$ (22,740)
Net cash provide by financing activities	$ 25,441	$ 15,846	$ 41,287
Net decrease in cash and cash equivalents	$ (13,407)	$ (13,616)	$ (27,023)
Cash and cash equivalents at beginning of period			$ 44,003
Cash and cash equivalents at end of period			$ 16,980
Cash paid during the year for:			
Interest			$ 2,529

EXHIBIT B

**This Offering is made only to residents of the States of ___________, ___________,
___________, ___________, ___________, ___________, ___________, ___________,
___________, ___________, ___________, ___________, ___________, ___________,
___________, ___________, ___________, ___________, ___________, ___________,
___________, ___________, ___________, ___________, ___________, ___________,
___________, ___________, ___________, ___________, ___________, ___________,
___________, ___________, ___________, ___________ and ___________**

NATIONAL HOUSE CARE, INC.

Offering of Common Stock

SUBSCRIPTION AGREEMENT

NATIONAL HOUSE CARE, INC.

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby offers to purchase shares of Common Stock, no par value (the "Shares") of National House Care, Inc., a Georgia corporation ("the "Company"), under the terms of this agreement (this "Subscription") and the Offering Circular dated ________, 2007 (the "Offering Circular"). The Subscriber understands that the Shares are offered subject to prior sale and to withdrawal, cancellation or modification of the offer and subject to the right of the Company to reject this Subscription in whole or in part.

1. Number of Shares. The Subscriber hereby offers to purchase __________ Shares at a cash price of $1.12 per Share, or $__________ in the aggregate, which shall be payable by check payable to the order of "Reliance/NHC Stock Escrow."

2. Subscription Irrevocable. This Subscription shall be irrevocable after acceptance by the Company, shall survive the death, disability or dissolution of the Subscriber, and is subject to all the terms and provisions contained in the Offering Circular. This Subscription may be accepted on behalf of the Company by an authorized officer of the Company executing this Subscription in the space provided below. In the event the Subscription is not accepted by the Company, the subscription funds shall be returned without interest (unless the funds have been deposited into escrow) and this Subscription shall be null and void.

3. Representation by Subscriber. The Subscriber hereby represents and warrants to the Company, and its officers, agents and representatives as follows, realizing that they intend to rely on these representations and warranties in determining whether to accept the Subscription tendered hereby as well as for other purposes, which representation and warranties shall survive acceptance of this Subscription:

(a) The Subscriber is acquiring all of the Shares subscribed hereby solely for his or her or its own account for investment and not on behalf of other persons and not with a view to or for fractionalization, division, or distribution thereof, or the grant of any participation therein, and the Subscriber has no present intent of distributing or selling to any other person any of such Shares or granting any participation therein.

(b) If the Subscriber's principal residence is in, or principal place of business is located in, the States of ________, ________, ________, ________, ________, ________, ________ or ________, the Subscriber will not sell, transfer or otherwise dispose of all of any part of such Shares without receipt of an unqualified opinion of counsel acceptable to the Company stating that neither the transfer nor any offer in connection therewith is a violation of any state securities laws.

(c) The Subscriber is aware that the Shares have not been registered under the Securities Act of 1933 (the "Act") or under the laws of the States of ________, ________, ________, ________, ________ or ________, and that the Company has no present initiation to register the Shares under the Act or under the securities laws of such states.

(d) The Subscriber understands that currently no market exists for the sale of Shares, that no market is expected to develop, that the Subscriber may not be able to sell or dispose of the Shares, and that the Subscriber's right to transfer the Shares will be restricted as set forth in the Offering Circular and in this Subscription.

(e) The Subscriber is aware that each certificate evidencing the Shares will contain a conspicuous legend referencing the transfer restrictions imposed by the securities laws as set forth in the Offering Circular and in this Subscription and agrees that a stop transfer order shall be placed on the stock transfer books of the Company which gives effect to such transfer restrictions.

(f) The Subscriber recognizes that an investment in the Shares involves significant risks, including those set forth under the caption "Risk Factors" in the Offering Circular, and the Subscriber understands such risks and assumes sole responsibility for the investment decision to purchase Shares.

(g) The Subscriber has been furnished and has thoroughly and carefully read and understands the Offering Circular (including but not limited to all exhibits attached).

(h) The Subscriber has not relied upon any oral or written representation or statement, except those contained in the Offering Circular.

(i) The Subscriber and the Subscriber's advisors, if any, have had an opportunity to ask questions of and to request additional information from the Company, and they have received answers to such questions and the additional information requested.

(j) No oral or written statement or inducement which is contrary to the information set forth in the Offering Circular has been made by or on behalf of the Company to the Subscriber or the Subscriber's advisors, if any.

(k) The actual results of operations of the Company may vary materially from any forecasts or projections contained in the Offering Circular, and neither the Company nor any of its members, officers, agents or professionals, including their accountants and attorneys, make any representation or warranty as to future results of operations or as to any benefits which the Subscriber may be allocated pursuant to this investment.

(l) The Subscriber has, together with his or her advisors, if any, the knowledge and experience in business and financial matters as to be capable of evaluating the Company and the proposed activities thereof and the risks and merits of an investment in the Shares and of making an informed investment decision about such an investment

(m) The Subscriber (i) has adequate means of providing for current needs and possible personal contingencies, (ii) has no need for liquidity in this investment, (iii) believes that the nature and amount of such investment is suitable for the Subscriber and consistent with the Subscriber's overall investment program and financial position, (iv) believes that the Subscriber's overall commitment to investments which are not readily marketable is not disproportionate to the Subscriber's net worth and the investment in the Shares will not cause such overall investment commitment to become excessive, (v) is under no present or contemplated future need to dispose of any of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness, (vi) is able to bear the economic risks of the Subscriber's investment in the Shares, and (vii) at the present time, can afford a complete loss of such investment.

(n) The Subscriber certifies that (i) no other person has any direct or indirect beneficial interest in the Shares, (ii) the Subscriber is not acting as an underwriter or directly or indirectly participating in any underwriting of the Shares, (iii) the Subscriber has not formed any entity for the purpose of making the investment in the Shares, and (iv) the Subscriber does not have any contract, undertaking, agreement, arrangement or understanding with any person that is contrary to the representations, warranties and agreements contained in Section 3(a) or clauses (i)-(iv) of this paragraph (n).

4. Lock-up of Shares. Subscriber agrees that he or she will not, for a period of 180 days after the closing of an initial pubic offering of securities of the Company (an "IPO"), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares (or any other securities convertible into or exchangeable or exercisable for Shares) that Subscriber owns at the time the Company notifies Subscriber in writing of the Company's intent to sell its securities in an IPO. The certificates representing the Shares subscribed hereby shall bear a legend that references this transfer restriction. Subscriber understands that this restriction does not represent a promise or prediction that the Company expects an IPO to take place at any particular time in the future, if ever, and confirms that the Company has made no such promise or prediction.

5. Type of Ownership Representations. In addition to the foregoing representations and warranties, the Subscriber represents as follows, as appropriate (please initial the applicable paragraph):

(a) If the Subscriber is an individual, the Subscriber hereby represents to the Company that (i) he or she is a citizen of the United States of America, (ii) he or she is at least 21 years old, (iii) he or she has the legal capacity to execute, deliver and perform this Subscription and (iv) the Subscriber's principal residence is located within the State designated under the Subscriber's name below.

______
Initials

(b) If the Subscriber is a corporation, partnership, limited liability company, trust or other form of legal entity, the Subscriber hereby represents to the Company that (i) the Subscriber is duly organized and validly existing under the laws of its State of formation, (ii) it is authorized and otherwise duly empowered to acquire and own the Shares subscribed hereby and to execute this Subscription, (iii) this subscription is a valid and binding obligation of Subscriber including any successor or assignee, enforceable against it in accordance with its terms, and (iv) it has its principal place of business within the State designated under its name below.

______
Initials

(c) [Special state suitability standards to be added]

______
Initials

6. Indemnification. The Subscriber agrees to indemnify and hold harmless the Company, its officers, employees, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by the Subscriber to fulfill any of the terms or conditions of this Subscription, or by reason of any breach of the representations and warranties made by the Subscriber herein, or in any other document provided by the Subscriber to the Company. All representations, warranties and covenants contained in this Subscription and the indemnification contained in this Section 8, shall survive the acceptance of this Subscription.

7. Verification. The Subscriber hereby authorizes the Company to verify any of the information set forth in this Subscription. The Subscriber understands that the Subscriber may be required to furnish additional information.

8. Applicable Law. This Subscription shall be construed in accordance with and governed by the laws of the State of Georgia.

9. Binding Effect. This Subscription shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors and permitted assigns.

10. Entire Agreement: Modification. This Subscription constitutes the entire agreement among the parties pertaining to the purchase of the Shares, as set forth herein, and supersedes any prior understanding, and neither this Subscription nor any provisions hereof shall be waived, modified or terminated except by an instrument in writing signed by the party against whom any waiver, modification or termination is sought.

11. Assignability. The Subscriber agrees not to transfer or assign this Subscription or any of the Subscriber's interests herein.

12. Interpretation. For purposes of this Agreement, words importing any gender shall include the other genders.

13. Type of Ownership. The Subscriber wishes to own the Shares as follows (initial one):

( ) Separate or individual property;

( ) Joint Tenants with right of survivorship;

( ) Tenants in common;

( ) Community property;

( ) Trust;

( ) Partnership;

( ) Limited Liability Company;

( ) Self Directed Individual Retirement Account (IRA)

( ) Corporation; or

( ) Other (indicate):______________________________
____

14. Subscriber's Full Name (if a limited liability company, partnership, corporation or trust, set forth the names of all partners, 10% shareholders, or beneficiaries, respectively, and their state of residence):

The name(s) in which the Shares are to be held is(are): ______________________

Subscriber is a resident of, or if not an individual Subscriber maintains its principal place of business in, the State of __________.

(a) **Additional Information if Subscriber is Entity.** Complete the following, if the prospective investor is a corporation, limited liability company, trust, or other entity:

Name of Entity: ______________________________
Business Address: ______________________________

C1428303.2

Attention: ______________________________
Taxpayer Identification Number: ______________________________
Telephone Number: ______________________________
State of Organization: ______________________________
Business Activities: ______________________________

Has this entity been formed for the specific purpose of making the investment contemplated herein?

☐ Yes ☐ No

(b) **Additional Information if Subscriber is Individual or Beneficiary of Self-Directed Individual Retirement Account.**

Complete the following, if the prospective investor is an individual:

Date of Birth: ______________________________
Residence Address: ______________________________

Social Security Number: ______________________________
Residence Telephone Number: ______________________________
Business Address: ______________________________

Business Telephone Number: ______________________________

Please send all correspondence to (check one):

☐ Business address ☐ Residence Address

Current employment: ______________________________
Employer: ______________________________
Title: ______________________________

National House Care, Inc.

SIGNATURE PAGE

If the Shares hereby subscribed for are to be owned by more than one person in any manner, the undersigned understands and agrees that all of the co-owners of such Shares must sign this Signature Page in order for this subscription to be accepted.

The undersigned, as Subscriber, hereby represents that Subscriber has read this entire Subscription Agreement, and the Offering Circular and its exhibits. On the basis thereof, the undersigned, as Subscriber, subscribes for the Shares indicated in this Subscription Agreement, and executes this Subscription Agreement this _____ day of ___________, 2007 at __________________ [city] _______________ [state].

Signature*	Signature*
Print or Type Name	Print or Type Name
Social Security or Fed. Tax I.D. No.	Social Security or Fed. Tax I.D. No.
Date of Birth	Date of Birth
Street Address	Street Address
City State ZIP	City State ZIP
Telephone Number	Telephone Number

***Type of Ownership, Required Documents and Signatures** (check one):

☐ INDIVIDUAL OWNERSHIP (one signature required)

☐ JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP (all parties must sign)

☐ TENANTS IN COMMON (all parties must sign)

☐ LIMITED LIABILITY COMPANY (please include a copy of the Limited Liability Company Operating Agreement and any amendments thereto and the written consent of all members authorizing signature)

☐ PARTNERSHIP (please include a copy of the partnership agreement and any amendments and written consent of all general partners authorizing signature)

☐ CORPORATION (chief executive officer must sign; please include certified corporate resolutions authorizing investment and any amendments thereto)

☐ TRUST (all trustees must sign; please include a copy of the declaration of trust or other document establishing the trust, include any amendments)

☐ SELF DIRECTED INDIVIDUAL RETIREMENT ACCOUNT ("IRA") (trustee and beneficiary of the account must sign)

☐ OTHER (indicate) ______________________________

☐ CHECK HERE IF YOU ARE A NON-RESIDENT ALIEN, A FOREIGN CORPORATION, OR OTHER FOREIGN ENTITY FOR PURPOSES OF THE FEDERAL INCOME TAX LAWS.

****

PLEASE MAKE CHECK PAYABLE TO "RELIANCE/NHC STOCK ESCROW"

MAIL TO:
National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

****

ACCEPTANCE OF SUBSCRIPTION BY COMPANY

SUBSCRIPTION ACCEPTED this _____ day of ____________________, 2007:

NATIONAL HOUSE CARE, INC.

By: ______________________________

Title: ______________________________

PART III – EXHIBITS

Item 1. Index to Exhibits

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Atlanta, State of Georgia on June 25th, 2007.

NATIONAL HOUSE CARE, INC.

By: ____________________
Gary T. Krajecki, President

By: ____________________
Douglas D. Boyer, Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

Gary T. Krajecki, Director	6/25/07, 2007
Michael V. Skripko, Jr., Director	6/25/07, 2007
Douglas D. Boyer, Director	6/25/07, 2007

EXHIBIT 2A

ARTICLES OF INCORPORATION
OF
NATIONAL HOUSE CARE, INC.

Articles of Incorporation
Of
National House Care, Inc.

Article 1.
The name of the corporation is, National House Care, Inc.

Article 2.
The corporation is authorized to issue 40,000,000 shares.

Article 3.
The street address of the registered office is: 401 17th Street NW, Suite 3301, Atlanta, GA 30363.

The registered agent at such address is: Gary Krajecki. The county of the registered office is: Fulton.

Article 4.
The name and address of each incorporator is:

Gary Krajecki
401 17th Street NW
Suite # 3301
Atlanta, GA 30363

Chris Stezelberger
4415 Northside Pkwy
Apt # 159
Atlanta, GA 30327

Mike Skripko
2584 Alvecot Circle
Smyrna, GA 30080

Doug Boyer
2540 Alvecot Circle
Smyrna, GA 30080

Article 5.
The principal mailing address of the corporation is:
401 17th Street NW, Suite 3301, Atlanta, GA 30363.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

This 3rd day of February 2006.

Gary Krajecki
Principal Incorporator

Control No: 0618773
Date Filed: 03/29/2007 12:00 AM
Karen C Handel
Secretary of State

Corporation
0618773

Articles of Amendment

National House Care, Inc.

28 February 2007

Amendments

1) Article 4: Delete the name and address of Chris Stezelberger

2) Article 5: Change the principal mailing address of the company to read:

5825 Glenridge Drive NE
Building 3, Suite 101
Atlanta, GA 30328

Amendments 1 and 2 adopted 2/28/2007

The amendments were adopted by vote of the Board of Directors without shareholder approval in that shareholder approval was not required.

In witness thereof, the undersigned has executed these amendments to the National House Care, Inc. Articles of Incorporation.

This 28th Day of February, 2007

Gary Krajecki
Principal Incorporator / CEO

State of Georgia
Amend/Restate 1 Page(s)
T0709513042

Control No: 0618773
Date Filed: 06/04/2007 08:00 AM
Karen C Handel
Secretary of State

0618773

Articles of Amendment

National House Care, Inc.
31 May 2007

Amendment

Article 2 of the Corporation's Articles of Incorporation are hereby deleted in their entirety and the following shall be substituted in their stead:

"Article 2.

The Corporation shall be authorized to issue Forty Million (40,000,000) shares of common stock and shall be authorized to issue Three Hundred Thousand (300,000) shares of preferred stock, in such series and classes as the Corporation's Board of Directors shall determine."

This amendment was adopted by vote of the Board of Directors without shareholder approval in that shareholder approval was not required.

In witness thereof, the undersigned has executed these amendments to the National House Care, Inc. Articles of Incorporation.

This 31st day of May, 2007

Gary Krajecki
Principal Incorporator / CEO

State of Georgia
Amend/Restate 1 Page(s)

T0715613014

CORPORATIONS DIVISION
SECRETARY OF STATE

07 JUN -4 AM 3: 28

EXHIBIT 2B

BYLAWS
OF
NATIONAL HOUSE CARE, INC.

Corporate Bylaws

of

National House Care, Inc.

Part A. Board of Directors

1. Subject to state law and the articles of incorporation, the business and affairs of this corporation shall be managed by and all corporate powers shall be exercised by or under the direction of the board of directors.

2. Each director shall exercise such powers and otherwise perform such duties in good faith, and in the manner provided for by law.

3. This corporation shall have 3 (three) directors. This number may be changed by amendment of the bylaws, adopted by the vote or written consent of a majority of shareholders entitled to vote. The term "board of directors" as used in these bylaws means the number of directors authorized in this paragraph, even if that number is one.

4. Directors shall be elected at each annual meeting of the shareholders to hold office until the next annual meeting, subject to any rights of shareholders outlined in any shareholder's agreement. Each director, including a director elected to fill a vacancy, shall hold office until expiration of the term for which elected and until a successor has been elected and qualified.

5. Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director. Each director so elected shall hold office until the next annual meeting of the shareholders and until a successor has been elected and qualified.

6. A vacancy in the board of directors shall be deemed to exist in the event of the death, resignation, or removal of any director, or if the shareholders fail, at any meeting of the shareholders at which any directors are elected, to elect the full number of authorized directors. The shareholders may elect a director or directors to fill any vacancy or vacancies not filled by the directors, but any such election by written consent shall require a consent of a majority of the outstanding shares entitled to vote. Any director may resign effective upon giving written notice to the President, or the Secretary, unless the notice specifies a later time for that resignation to become effective. If the resignation of a director is effective at a future time, the shareholders may elect a successor to take office when the resignation becomes effective. No reduction of

the authorized number of directors shall have the effect of removing any director before the director's term of office expires.

7. The entire board of directors or any individual director named may be removed from office as provided by state law. In such a case, the shareholder(s) may elect a successor director to fill such vacancy for the remaining unexpired term of the director so removed.

8. Regular meetings of the board of directors shall be held at any place within or without the state that has been designated from time to time by resolution of the board. In the absence of such resolution, regular meetings shall be held at the principal executive office of the corporation. Special meetings of the board shall be held at any place within or without the state that has been designated in the notice of the meeting, or, if not stated in the notice or there is no notice, at the principal executive office of the corporation. Any meeting, regular or special, may be held by conference telephone or similar communication equipment, so long as all directors participating in such meeting can hear one another, and all such directors shall be deemed to have been present in person at such meeting.

9. **Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, the election of officers and the transaction of other business.** Notice of this meeting shall not be required. Minutes of any meeting of the board, or any committee of the board, shall be maintained by the Secretary or other officer designated for that purpose.

10. Other regular meetings of the board of directors shall be held without call at such time as shall from time to time be fixed by the board of directors. Such regular meetings may be held without notice, provided the time and place of such meetings has been fixed by the board of directors, and further provided the notice of any change in the time of such meeting shall be given to all the directors. Notice of a change in the determination of the time shall be given to each director in the same manner as notice for special meetings of the board of directors. If said day falls upon a holiday, such meetings shall be held on the next succeeding day thereafter.

11. Special meetings of the board of directors for any purpose or purposes may be called at any time by the Chairman of the Board or the CEO/President or any Officer of the company.

12. Notice of the time and place for special meetings shall be delivered personally or by telephone to each director or sent by first class mail or telegram, charges prepaid, addressed to each director at his or her address as it is shown in the

records of the corporation. In case such notice is mailed, it shall be deposited in the United States mail at least ten (10) days prior to the time of holding of the meeting. In case such notice is delivered personally, or by telephone or telegram, it shall be delivered personally or by telephone or to the telegram company at least forty-eight (48) hours prior to the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated to either the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly be communicated to the director. The notice need not specify the purpose of the meeting, nor the place, if the meeting is to be held at the principal executive of the corporation.

13. The transactions of any meeting of the Board of directors, however called, noticed, or wherever held, shall be as valid as though had at a meeting duly held after the regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. Waiver of notices or consents need not specify the purpose of the meeting. All such waivers, consents and approvals shall be filed with the corporate records or made part of the minutes of the meeting. Notice of a meeting shall also be deemed given to any director who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. A majority of the authorized number of directors shall constitute a quorum for the transaction of business, except to adjourn as otherwise provided in these bylaws. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum was present shall be regarded as the act of the board of directors.

14. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place.

15. Notice of the time and place of the holding of an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of such time and place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

16. Any action required or permitted to be taken by the board of directors may be taken given a meeting with the same force and effect as if taken by unanimous vote of directors, if authorized by a writing signed individually or collectively by all members of the board. Such consent shall be filed with the regular minutes of the board.

17. Directors and members of a directors' committee may receive such compensation and such reimbursement of expenses, as may be fixed or determined by resolution of the board of directors. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, employee, or otherwise, and receiving compensation for such services.

18. The board of directors from time to time may elect one (1) or more persons to be advisory directors, who shall not by such appointment be members of the board of directors. Advisory directors shall be available from time to time to perform special assignments specified by the President, to attend meetings of the board of directors upon invitation and to furnish consultation to the board. The period during which the title shall be held may be prescribed by the board of directors. If no period is prescribed, title shall be held at the pleasure of the board.

Part B. Officers

19. Principal Officers of the corporation shall receive salary and compensation that is set forth by resolution of the Board of Directors. This compensation may be in the form of salary, stock options, or bonuses.

20. The principal officers of the corporation shall be a Chief Executive Officer/President, a Chief Operating Officer /Secretary, and a Chief Financial Officer who may also be called Treasurer. The corporation may also have, at the discretion of the board of directors, one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as may be appointed in accordance with paragraph 22 of these bylaws. One person may hold two or more offices.

21. The principal officers of the corporation, except such officers as may be appointed in accordance with paragraph 22 of these bylaws, shall be chosen by the board of directors, and each shall serve at the pleasure of the board of directors, subject to the rights, if any, of an officer under any contract of employment.

22. The board of directors may empower the President to appoint and remove such officers (other than the principal officers) as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the bylaws or as the board of directors may from time to time determine.

23. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by a majority of the directors at that time in office, at any regular or special meeting of the board, or, excepting the case of an officer chosen by the board of

directors, by any officer upon whom such power of removal may be conferred by the board of directors.

24. A vacancy in any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed in these bylaws for regular appointments to such office.

25. The Chairman of the board, if an officer be elected, shall, if present, preside at all meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or prescribed by the bylaws. If there is no President, the Chairman of the board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in paragraph 26 of these bylaws.

26. Subject to such supervisory powers, if any, as may be given by the board of directors to the Chairman of the board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and the officers of the corporation. He or she shall preside at all the meetings of the shareholders and, in the absence of the Chairman of the board, of if there be none, at all meetings of shareholders and, in the absence of the Chairman of the board, or if there be none, at all meetings of the board of directors. He or she shall have the general powers and duties of management usually vested in the office of President of a corporation, shall be ex officio a member of all the standing committees, including the executive committee, if any, and shall have such other powers and duties as may be described by the board of directors or the bylaws.

27. In the absence or disability of the President, Officers and then the Vice Presidents, if any, in order of their rank as fixed by the board of directors, shall perform all the duties of the President, and so acting shall have all the powers of, and be subject to the restriction upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the bylaws, the President, or the Chairman of the board.

28. The Secretary shall keep or cause to be kept at the principal executive office or such other place as the board of directors may order, a book of minutes of all meetings of directors, committees of directors, and shareholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors and committee meetings, the number of shares present or represented at shareholders meetings, and the

proceedings thereof. The Secretary shall keep or cause to be kept at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the shareholders and their addresses; the number of classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give or cause to be given notice of all meetings of the shareholders and of the board of directors required by the bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or by the bylaws.

29. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings and shares. The books of account shall at all reasonable times be open to inspection by any director. The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the board of directors. He or she shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the President and directors, whenever they request it, an account of all of his transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have other powers and perform such other duties as may be prescribed by the board of directors or the bylaws.

Part C. Shareholders

30. Meetings of shareholders shall be held at any place designated by the board of directors. In the absence of any such designation, shareholder's meetings shall be held at the principal executive office of the corporation.

31. **The annual meeting of the shareholders shall be held on February 28**. At the annual meeting, the shareholders shall elect a board of directors, report the affairs of the corporation, and transact such other business as may properly be brought before the meeting. If the above date is inconvenient, the annual meeting of shareholders shall be held each year on a date and at a time designated by the board of directors within sixty(60) days of the above date upon proper notice to all shareholders.

32. A special meeting of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the board of directors, or by the Chairman of the board of directors, or by the President, or by one or more shareholders holding shares

in the aggregate entitled to cast not less than 10% of the votes at any such meeting. If a special meeting is called by any person or persons other than the board of directors, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the board, the President, any Vice President or the Secretary of the corporation. The officer receiving such request shall forthwith cause notice to be given to the shareholders entitled to vote, in accordance with the provisions of paragraphs 33 and 34 of these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the person or persons requesting the meeting may give the notice in the manner provided in these bylaws. Nothing contained in this paragraph shall be construed as limiting, fixing or affecting the time when a meeting of shareholders called by action of the board of directors may be held.

33. Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting, to shareholders entitled to vote thereat by the Secretary or the Assistant Secretary, or if there be no such officer, or in the case of his or her neglect or refusal, by any director or shareholder. Such notices or any reports shall be given personally or by mail, or other means of communication as provided by state law, and shall be sent to the shareholder's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purposes of notice. Notice of any meeting of shareholders shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted, and no other business may be transacted, or (ii) in the case of an annual meeting, those matters which the board of directors, at the date of the mailing of notice, intends to present for action by the shareholders. At any meetings where directors are elected, notice shall include the names of the nominees, if any, intended at the date of notice to be presented by the management for election.

34. The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough

shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.

35. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of the majority of the shares represented at such meeting, either in person or by proxy, but in the absence of a quorum, no other business may be transacted at such meeting. When any meeting of shareholders, wither annual or special, is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at a meeting at which the adjournment is taken, unless a new record date for the adjourned meeting is fixed, or unless a new record date for the adjourned meeting is fixed, or unless the adjournment is for more than forty-five (45) days from the date set for the original meeting, in which case the board of directors shall set a new record date. Notice of any such adjourned meeting shall be given to each shareholder of record entitled to vote at the adjourned meeting in accordance with the provisions of paragraph 33 of these bylaws.

36. The transactions at any meeting of shareholders, wither annual or special, however called and noticed, and wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before of after the meeting, each person entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to a holding of the meeting, or any approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records of made a part of the minutes of the meeting.

37. A shareholder's attendance at a meeting shall constitute a waiver of notice of such meeting, except when the shareholder objects at the beginning of the meeting

38. Any action which may be taken at a meeting of the shareholders may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the shareholders entitled to vote at a meeting for such purpose and filed with the Secretary of the corporation.

39. Unless otherwise provided by state law, any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

40. Unless the consents of all shareholders entitled to vote have been solicited in writing, prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent, to each of those shareholders entitled to vote who have not consented in writing.

41. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day fixed by the board of directors for the determination of the shareholders of record, shall be entitled to vote at any shareholders' meeting. The board of directors may fix a time as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any allotment, rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares, In such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, or to receive such dividends, distribution, or allotment of rights or to exercise such rights, as the case may be, notwithstanding a transfer of any share on the books of the company after any record date fixed as aforesaid.

42. Every shareholder entitled to vote for directors or on any other matter shall have the right to do so either in person or by one or more agents authorized by a proxy validly executed by the shareholder. A proxy may be executed by written authorization signed, or by electronic transmission authorized, by the shareholder or the shareholder's attorney in fact, giving the proxy holder(s) the power to vote the shareholder's shares. A proxy shall be deemed signed if the shareholder's name or other authorization is placed on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission or otherwise) by the shareholder or the shareholder's attorney in fact. A proxy may also be transmitted orally by telephone if submitted with information from which it may be determined that the proxy was authorized by the shareholder or the shareholder's attorney in fact. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless revoked by the person executing it, prior to the vote pursuant thereto, by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by the person executing the proxy; provided, however, that no such proxy shall be valid after the expiration of eleven (11) months from the date of such proxy, unless otherwise provided in the proxy.

43. The President, or in the absence of the President, any Officer or Vice President, shall call the meeting of the shareholders to order, and shall act as Chairman of the meeting. In the absence of the President, Officers, and all the Vice Presidents, shareholders shall appoint a Chairman at such meeting. The Secretary of the Corporation shall act as Secretary of all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer shall appoint any person to act as such Secretary of the meeting.

Part D. Shares

44. Certificates for shares shall be of such form and device as the board of directors may designate and shall state the name of the record holder of the shares represented thereby; its number and date of issuance; the number of shares for which it is issued; a statement of the rights, privileges, preferences and restrictions, if any; a statement as to the redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; and if the shares be assessable, or if assessments are collectible by personal action, a plain statement of such facts.

45. Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction on its books.

46. In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any lawful action, the board may fix in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of such meeting nor more than sixty (60) days prior to any other action. If no record date is fixed:

(a) The record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of the business on the business day next preceding the day on which notice is given or, if notice is waived, at close of business on the business day next preceding the day on which the meeting is held.

(b) The record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the board is necessary, shall be the day on which the first written consent is given.

(c) The record date for determining shareholders for any other purpose shall be the close of business on the day on which the board adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such other action, whichever is
later.

Part E. Miscellaneous Matters

47. The corporation may at its option, to the maximum extent permitted by law and by the articles, indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an agent of the corporation. For the purposes of this Section, an "agent" of the corporation includes a person who is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a corporation which was a predecessor corporation of the corporation or of any other enterprise at the request of such predecessor corporation.

48. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, if either be appointed and as determined by resolution of the board of directors, a record of its shareholders and the number and class of shares held by each shareholder.

49. The corporation shall keep at its principal executive office, or if its principal executive office is not in this state, at its principal business office in this state, the original or a copy of the bylaws amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours.

50. The board of directors, except as in the bylaws otherwise provide, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and, unless so authorized or ratified by the board of directors or within the agency power of any officer, no officer, agent or employee shall have nay power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or to any amount.

51. The Chairman of the board, the President, or any Vice President, or any other person authorized by resolution of the board of directors by any of the foregoing designated officers, is authorized to vote on behalf of the corporation any and all shares of any other corporation or corporations, foreign or domestic, standing in the name of the corporation, The authority

herein granted to said officers to vote or represent on behalf of the corporation any and all shares held by the corporation in any other corporation or corporations may be exercised by any such officer in person or by any person authorized to doe so by proxy duly elected by said officer.

52. These bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Articles of Incorporation of the corporation set forth the number of authorized directors of the corporation, the authorized number of directors may be changed only by an amendment of the Articles of Incorporation. Bylaws may be adopted, amended, or repealed by the board of directors.

CERTIFICATE

I, Michael Skripko, hereby certify that I am the Secretary of the initial meeting of National House Care, Inc.

The foregoing bylaws, consisting of 12 pages, are a true and correct copy of the bylaws of the corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of the corporation this 13 day of March, 2007.

Michael Skripko

EXHIBIT 4

SUBSCRIPTION AGREEMENT
OF
NATIONAL HOUSE CARE, INC.

This Offering is made only to residents of the States of ____________, ____________,
____________, ____________, ____________, ____________, ____________, ____________,
____________, ____________, ____________, ____________, ____________, ____________,
____________, ____________, ____________, ____________, ____________, ____________,
____________, ____________, ____________, ____________, ____________, ____________,
____________, ____________, ____________, ____________, ____________, ____________,
____________, ____________, ____________, ____________ and ____________

NATIONAL HOUSE CARE, INC.

Offering of Common Stock

SUBSCRIPTION AGREEMENT

NATIONAL HOUSE CARE, INC.

SUBSCRIPTION AGREEMENT

The undersigned (the "Subscriber") hereby offers to purchase shares of Common Stock, no par value (the "Shares") of National House Care, Inc., a Georgia corporation ("the "Company"), under the terms of this agreement (this "Subscription") and the Offering Circular dated ________, 2007 (the "Offering Circular"). The Subscriber understands that the Shares are offered subject to prior sale and to withdrawal, cancellation or modification of the offer and subject to the right of the Company to reject this Subscription in whole or in part.

1. Number of Shares. The Subscriber hereby offers to purchase __________ Shares at a cash price of $1.12 per Share, or $__________ in the aggregate, which shall be payable by check payable to the order of "Reliance/NHC Stock Escrow."

2: Subscription Irrevocable. This Subscription shall be irrevocable after acceptance by the Company, shall survive the death, disability or dissolution of the Subscriber, and is subject to all the terms and provisions contained in the Offering Circular. This Subscription may be accepted on behalf of the Company by an authorized officer of the Company executing this Subscription in the space provided below. In the event the Subscription is not accepted by the Company, the subscription funds shall be returned without interest (unless the funds have been deposited into escrow) and this Subscription shall be null and void.

3. Representation by Subscriber. The Subscriber hereby represents and warrants to the Company, and its officers, agents and representatives as follows, realizing that they intend to rely on these representations and warranties in determining whether to accept the Subscription tendered hereby as well as for other purposes, which representation and warranties shall survive acceptance of this Subscription:

(a) The Subscriber is acquiring all of the Shares subscribed hereby solely for his or her or its own account for investment and not on behalf of other persons and not with a view to or for fractionalization, division, or distribution thereof, or the grant of any participation therein, and the Subscriber has no present intent of distributing or selling to any other person any of such Shares or granting any participation therein.

(b) If the Subscriber's principal residence is in, or principal place of business is located in, the States of ________, ________, ________, ________, ________, ________, ________ or ________, the Subscriber will not sell, transfer or otherwise dispose of all of any part of such Shares without receipt of an unqualified opinion of counsel acceptable to the Company stating that neither the transfer nor any offer in connection therewith is a violation of any state securities laws.

(c) The Subscriber is aware that the Shares have not been registered under the Securities Act of 1933 (the "Act") or under the laws of the States of ________, ________, ________, ________, ________ or ________, and that the Company has no present initiation to register the Shares under the Act or under the securities laws of such states.

(d) The Subscriber understands that currently no market exists for the sale of Shares, that no market is expected to develop, that the Subscriber may not be able to sell or dispose of the Shares, and that the Subscriber's right to transfer the Shares will be restricted as set forth in the Offering Circular and in this Subscription.

(e) The Subscriber is aware that each certificate evidencing the Shares will contain a conspicuous legend referencing the transfer restrictions imposed by the securities laws as set forth in the Offering Circular and in this Subscription and agrees that a stop transfer order shall be placed on the stock transfer books of the Company which gives effect to such transfer restrictions.

(f) The Subscriber recognizes that an investment in the Shares involves significant risks, including those set forth under the caption "Risk Factors" in the Offering Circular, and the Subscriber understands such risks and assumes sole responsibility for the investment decision to purchase Shares.

(g) The Subscriber has been furnished and has thoroughly and carefully read and understands the Offering Circular (including but not limited to all exhibits attached).

(h) The Subscriber has not relied upon any oral or written representation or statement, except those contained in the Offering Circular.

(i) The Subscriber and the Subscriber's advisors, if any, have had an opportunity to ask questions of and to request additional information from the Company, and they have received answers to such questions and the additional information requested.

(j) No oral or written statement or inducement which is contrary to the information set forth in the Offering Circular has been made by or on behalf of the Company to the Subscriber or the Subscriber's advisors, if any.

(k) The actual results of operations of the Company may vary materially from any forecasts or projections contained in the Offering Circular, and neither the Company nor any of its members, officers, agents or professionals, including their accountants and attorneys, make any representation or warranty as to future results of operations or as to any benefits which the Subscriber may be allocated pursuant to this investment.

(l) The Subscriber has, together with his or her advisors, if any, the knowledge and experience in business and financial matters as to be capable of evaluating the Company and the proposed activities thereof and the risks and merits of an investment in the Shares and of making an informed investment decision about such an investment

(m) The Subscriber (i) has adequate means of providing for current needs and possible personal contingencies, (ii) has no need for liquidity in this investment, (iii) believes that the nature and amount of such investment is suitable for the Subscriber and consistent with the Subscriber's overall investment program and financial position, (iv) believes that the Subscriber's overall commitment to investments which are not readily marketable is not disproportionate to the Subscriber's net worth and the investment in the Shares will not cause such overall investment commitment to become excessive, (v) is under no present or contemplated future need to dispose of any of the Shares to satisfy any existing or contemplated undertaking, need or indebtedness, (vi) is able to bear the economic risks of the Subscriber's investment in the Shares, and (vii) at the present time, can afford a complete loss of such investment.

(n) The Subscriber certifies that (i) no other person has any direct or indirect beneficial interest in the Shares, (ii) the Subscriber is not acting as an underwriter or directly or indirectly participating in any underwriting of the Shares, (iii) the Subscriber has not formed any entity for the purpose of making the investment in the Shares, and (iv) the Subscriber does not have any contract, undertaking, agreement, arrangement or understanding with any person that is contrary to the representations, warranties and agreements contained in Section 3(a) or clauses (i)-(iv) of this paragraph (n).

4. Lock-up of Shares. Subscriber agrees that he or she will not, for a period of 180 days after the closing of an initial pubic offering of securities of the Company (an "IPO"), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Shares (or any other securities convertible into or exchangeable or exercisable for Shares) that Subscriber owns at the time the Company notifies Subscriber in writing of the Company's intent to sell its securities in an IPO. The certificates representing the Shares subscribed hereby shall bear a legend that references this transfer restriction. Subscriber understands that this restriction does not represent a promise or prediction that the Company expects an IPO to take place at any particular time in the future, if ever, and confirms that the Company has made no such promise or prediction.

5. Type of Ownership Representations. In addition to the foregoing representations and warranties, the Subscriber represents as follows, as appropriate (please initial the applicable paragraph):

(a) If the Subscriber is an individual, the Subscriber hereby represents to the Company that (i) he or she is a citizen of the United States of America, (ii) he or she is at least 21 years old, (iii) he or she has the legal capacity to execute, deliver and perform this Subscription and (iv) the Subscriber's principal residence is located within the State designated under the Subscriber's name below.

______
Initials

(b) If the Subscriber is a corporation, partnership, limited liability company, trust or other form of legal entity, the Subscriber hereby represents to the Company that (i) the Subscriber is duly organized and validly existing under the laws of its State of formation, (ii) it is authorized and otherwise duly empowered to acquire and own the Shares subscribed hereby and to execute this Subscription, (iii) this subscription is a valid and binding obligation of Subscriber including any successor or assignee, enforceable against it in accordance with its terms, and (iv) it has its principal place of business within the State designated under its name below.

______
Initials

(c) [Special state suitability standards to be added]

______
Initials

6. Indemnification. The Subscriber agrees to indemnify and hold harmless the Company, its officers, employees, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by the Subscriber to fulfill any of the terms or conditions of this Subscription, or by reason of any breach of the representations and warranties made by the Subscriber herein, or in any other document provided by the Subscriber to the Company. All representations, warranties and covenants contained in this Subscription and the indemnification contained in this Section 8, shall survive the acceptance of this Subscription.

7. Verification. The Subscriber hereby authorizes the Company to verify any of the information set forth in this Subscription. The Subscriber understands that the Subscriber may be required to furnish additional information.

8. Applicable Law. This Subscription shall be construed in accordance with and governed by the laws of the State of Georgia.

9. Binding Effect. This Subscription shall be binding upon and inure to the benefit of the parties hereto and their heirs, legal representatives, successors and permitted assigns.

10. Entire Agreement: Modification. This Subscription constitutes the entire agreement among the parties pertaining to the purchase of the Shares, as set forth herein, and supersedes any prior understanding, and neither this Subscription nor any provisions hereof shall be waived, modified or terminated except by an instrument in writing signed by the party against whom any waiver, modification or termination is sought.

11. Assignability. The Subscriber agrees not to transfer or assign this Subscription or any of the Subscriber's interests herein.

12. Interpretation. For purposes of this Agreement, words importing any gender shall include the other genders.

13. Type of Ownership. The Subscriber wishes to own the Shares as follows (initial one):

( ) Separate or individual property;

( ) Joint Tenants with right of survivorship;

( ) Tenants in common;

( ) Community property;

( ) Trust;

( ) Partnership;

( ) Limited Liability Company;

( ) Self Directed Individual Retirement Account (IRA)

( ) Corporation; or

( ) Other (indicate):______________________________
____

14. Subscriber's Full Name (if a limited liability company, partnership, corporation or trust, set forth the names of all partners, 10% shareholders, or beneficiaries, respectively, and their state of residence):

The name(s) in which the Shares are to be held is(are): ______________________

Subscriber is a resident of, or if not an individual Subscriber maintains its principal place of business in, the State of ____________.

(a) **Additional Information if Subscriber is Entity.** Complete the following, if the prospective investor is a corporation, limited liability company, trust, or other entity:

Name of Entity: ______________________________
Business Address: ______________________________

Attention: ______________________________
Taxpayer Identification Number: ______________________________
Telephone Number: ______________________________
State of Organization: ______________________________
Business Activities: ______________________________

Has this entity been formed for the specific purpose of making the investment contemplated herein?

☐ Yes ☐ No

(b) **Additional Information if Subscriber is Individual or Beneficiary of Self-Directed Individual Retirement Account.**

Complete the following, if the prospective investor is an individual:

Date of Birth: ______________________________
Residence Address: ______________________________

Social Security Number: ______________________________
Residence Telephone Number: ______________________________
Business Address: ______________________________

Business Telephone Number: ______________________________

Please send all correspondence to (check one):

☐ Business address ☐ Residence Address

Current employment: ______________________________
Employer: ______________________________
Title: ______________________________

National House Care, Inc.

SIGNATURE PAGE

<u>If the Shares hereby subscribed for are to be owned by more than one person in any manner, the undersigned understands and agrees that all of the co-owners of such Shares must sign this Signature Page in order for this subscription to be accepted.</u>

The undersigned, as Subscriber, hereby represents that Subscriber has read this entire Subscription Agreement, and the Offering Circular and its exhibits. On the basis thereof, the undersigned, as Subscriber, subscribes for the Shares indicated in this Subscription Agreement, and executes this Subscription Agreement this ______ day of ___________, 2007 at __________________ [city] _______________ [state].

____________________ Signature*	____________________ Signature*
____________________ Print or Type Name	____________________ Print or Type Name
____________________ Social Security or Fed. Tax I.D. No.	____________________ Social Security or Fed. Tax I.D. No.
____________________ Date of Birth	____________________ Date of Birth
____________________ Street Address	____________________ Street Address
____________________ City State ZIP	____________________ City State ZIP
____________________ Telephone Number	____________________ Telephone Number

***Type of Ownership, Required Documents and Signatures** (check one):

☐ INDIVIDUAL OWNERSHIP (one signature required)

☐ JOINT TENANTS WITH RIGHTS OF SURVIVORSHIP (all parties must sign)

☐ TENANTS IN COMMON (all parties must sign)

☐ LIMITED LIABILITY COMPANY (please include a copy of the Limited Liability Company Operating Agreement and any amendments thereto and the written consent of all members authorizing signature)

☐ PARTNERSHIP (please include a copy of the partnership agreement and any amendments and written consent of all general partners authorizing signature)

☐ CORPORATION (chief executive officer must sign; please include certified corporate resolutions authorizing investment and any amendments thereto)

☐ TRUST (all trustees must sign; please include a copy of the declaration of trust or other document establishing the trust, include any amendments)

☐ SELF DIRECTED INDIVIDUAL RETIREMENT ACCOUNT ("IRA") (trustee and beneficiary of the account must sign)

☐ OTHER (indicate) ____

☐ CHECK HERE IF YOU ARE A NON-RESIDENT ALIEN, A FOREIGN CORPORATION, OR OTHER FOREIGN ENTITY FOR PURPOSES OF THE FEDERAL INCOME TAX LAWS.

****

PLEASE MAKE CHECK PAYABLE TO "RELIANCE/NHC STOCK ESCROW"

MAIL TO:
National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

****

ACCEPTANCE OF SUBSCRIPTION BY COMPANY

SUBSCRIPTION ACCEPTED this _____ day of ____________________, 2007:

NATIONAL HOUSE CARE, INC.

By: ______________________________

Title: ______________________________

EXHIBIT 6A

AGREEMENT AMONG SHAREHOLDERS

NATIONAL HOUSE CARE, INC.

AGREEMENT AMONG SHAREHOLDERS

THIS AGREEMENT AMONG SHAREHOLDERS (hereinafter referred to as this "Agreement") is made and entered into as of the 30th day of April, 2007 by and among **NATIONAL HOUSE CARE, INC., a Georgia corporation** (the "Company"), and **GARY KRAJECKI** ("Krajecki"), **MICHAEL SKRIPKO, JR.** ("Skripko") and **DOUGLAS BOYER** ("Boyer") (Krajecki, Skripko and Boyer are hereinafter referred to collectively as the "Founders").

WITNESSETH:

WHEREAS, the Founders are the founding shareholders of the Company and currently own the following shares of stock in the Company (which shares are hereinafter collectively referred to as the "Restricted Shares"):

Gary Krajecki	2,514,240 shares
Michael Skripko	2,384,640 shares
Doug Boyer	1,581,120 shares

WHEREAS, the Founders agree that it is in the best interests of the Company to impose certain restrictions and obligations on the Founders' Shares in the Company.

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. **Voting of Shares**. In any and all elections of directors of the Board of Directors of the Company, whether in person or by proxy at a meeting of the shareholders of the Company, or at a meeting of the Board called for the purpose of filling a vacancy in the Board, the Founders shall vote all shares of the Company owned by them to elect each Founder who, at the time of such vote, continues to own a minimum of 1,000,000 Shares in the Company and has expressed a desire to be/remain a member of the Board of Directors of the Company, to the Board of Directors of the Company and shall vote against any proposal that would violate any provision of this Section 1 unless voting against the same would constitute a violation of any then applicable Federal or state law or regulation.

2. **Restrictions on Transfer**. The original 6,480,000 shares of the Corporation issued by the Company to the Founders, shall be subject to restrictions set forth in this Agreement and are deemed to be "Restricted Shares". Each Founder hereby authorizes and directs the Company to refuse to transfer on its books and records any Restricted Shares that are disposed of in violation of this Agreement and hereby agrees that any such purported disposition shall be void *ab initio*.

Initials of Parties:

GK DPB MS

3. **Transfers upon Death**. Upon the death of a Founder, his estate or his successor in interest, by reason of form of ownership, shall sell and the Company shall buy all of his Shares in the Company on such terms and at a price determined in accordance with the provisions of Sections 12, 13 and 14 hereof. If the Founder's spouse or other recipient of the shares has failed to tender shares as required within 90 days of the award date, the Secretary of the Company, or such other officer designated by the Board of Directors, is authorized and appointed as the attorney in fact for such person with full power to execute and deliver to the Company such documents as may be necessary to tender and transfer such stock on the books and records of the Company and to deliver to the Spouse or other recipient all funds required to be paid with respect to such stock.

4. **Divorce, Bankruptcy, Mental Incompetency or Disability**. Except as otherwise set forth herein, in the event of a Founder's (i) divorce (subject to Section 5 below); (ii) voluntary or involuntary petition for personal bankruptcy; (iii) legal determination of mental incompetency; or (iv) Disability (as defined in Section 18 hereof), the Company shall buy all of said Founder's shares in the Company on such terms and at a price determined in accordance with Sections 12, 13 and 14 hereof.

In the event of Divorce or Separation or other court decree that created a transfer of shares from a Founder to a spouse or other recipient, a Bankruptcy or now cured Mental Incompetency, the Founder whose shares were affected will have the right to repurchase from the Company the exact number of shares and at the same price as was paid as consideration to the Founder's spouse or other recipient for those shares. The repurchase of the shares must occur within 180 days of the Award, as defined in Section 5 herein, Bankruptcy filing date or Diagnosis Date in the case of Mental Incompetency, causing transfer of the shares. Repurchased shares will maintain the same rights and restrictions as set forth in this Agreement.

5. **Transfer upon Marital Dissolution to a Founder's Spouse or other recipient**. Notwithstanding any other provision of this Agreement, if, in connection with the divorce or dissolution of the marriage of a Founder, any court issues a decree or order that transfers, confirms or awards the Shares owned by a Founder to that Founder's spouse or other recipient (an "Award"), then, on the date of the Award (the "Award Date"), notwithstanding that such transfer would otherwise constitute a non-permitted transfer under this Agreement, the remaining Founders will have the right, but not the obligation, to purchase from such spouse the Shares that were so transferred, and such former spouse shall sell the Shares to the remaining Founders on such terms and at a price determined in accordance with Sections 12, 13 and 14 hereof. If the remaining Founders have failed, through no fault of their own, to consummate the purchase within 180 days after the court award (the "Expiration Date'), the Company will have the right to purchase from the former spouse the Shares on such terms and at a price determined in accordance with Sections 12, 13 and 14 hereof, provided that the period in which the Company has the right to purchase said shares shall commence on the

later of (a) the day following the Expiration Date or (ii) that date of actual notice of the Award.

6. **Retirement, Resignation, or Competition with the Company**. In the event of Founder's (i) retirement; (ii) resignation within the first five (5) years following the incorporation date of the Company; (iii) or participation in events, acts or activities, directly or indirectly, which are in direct competition with the business of the Company, the Company shall have the right, but not the obligation, to buy all of said Founder's Shares in the Company on such terms and at a price determined in accordance with Sections 12, 13, and 14 of this Agreement.

7. **Right of First Refusal-Transfer to other Founder**. Any Founder desiring to sell or dispose of his Restricted Shares (the "Selling Shareholder") may transfer all, or any part, of his Restricted Shares to another Founder (the "Offeree Shareholder") upon such terms and conditions as the Selling Shareholder and the Offeree Shareholder shall mutually agree upon, provided such terms and conditions shall not violate or conflict with any of the other provisions of this Agreement. If a Founder makes an offer to sell his Restricted Shares to another Founder, said Selling Shareholder shall give written notice to the third Founder of his intention to sell said Restricted Shares to the Offeree Shareholder. Said written notice shall include, among other things, the number of Restricted Shares offered for sale and the price, terms and conditions of said sale to the Offeree Shareholder. The third Founder may, within fourteen (14) days following receipt of Selling Shareholder's written notice, elect to purchase an equal portion of the Restricted Shares offered for sale to the Offeree Shareholder **(for instance, and solely for purposes of illustration**, if Selling Shareholder offered to sell 100 Restricted Shares to Offeree Shareholder, then the third Founder could elect to purchase up to 50 Restricted Shares of the Selling Shareholder's Restricted Shares that would otherwise be sold to the Offeree Shareholder). The closing of the purchase of said Restricted Shares by said third Founder shall take place upon the later of (a) ninety (90) days following the expiration of the aforesaid fourteen (14) day option period, or (b) the date of sale to the Offeree Shareholder that is specified in said written notice. If the third Founder is unable or unwilling to consummate the purchase of the Restricted Shares by the later of the two aforesaid time periods, then and in such event, the Selling Shareholder may sell all of the offered Restricted shares to the Offeree Shareholder on the terms and conditions set forth in the notice.

8. **Restriction on Sale to Non-Founders**. During the period from April 30, 2007 up to and through July 31, 2010, no sale, assignment, pledge, hypothecation, encumbrance, transfer or disposal of Restricted Shares from a Selling Shareholder to a non-shareholder (a "Non-Shareholder") shall occur or take place without the prior written approval of all of the Founders.

9. **Right of First Refusal-Transfers to Non-Founders Prior to August 1, 2014**. In the event the Company (or the remaining Founders as the case may be) elect, during the period from August 1, 2010 up to and through July 31, 2014, to exercise its/their first right of refusal and purchase the Restricted Shares the Selling Shareholder is offering,

such purchase shall be at the same price disclosed in the Notice but shall be on the terms and conditions set forth in Sections 12, 13, and 14 hereof.

10. **Right of First Refusal-Transfers to Non-Founders After July 31, 2014**. In the event the Company (or the remaining Founders as the case may be) elect, after July 31, 2014, to exercise its/their first right of refusal and purchase the Restricted Shares the Selling Shareholder is offering, such purchase shall be at the same price and on the same terms and conditions as set forth in the Notice.

11. **Additional Requirements with respect to the sale of Shares to a Non-Shareholder**. In order to verify a Non-Shareholder's ability to close the purchase the Restricted Shares prior to the Company undertaking an evaluation as to whether or not it shall purchase the Restricted Shares being offered by the Selling Shareholder, the Non-Shareholder shall deposit with an escrow agent selected by the Selling Shareholder and the Non-Shareholder, an amount equal to fifty percent (50%) of the total purchase price to be paid by the Non- Shareholder to the Selling Shareholder for the Restricted Shares being offered for sale. In addition to the foregoing, the Selling Shareholder shall in its Notice (i) specify the number of Shares subject to the bona-fide written offer to purchase; (ii) identify and give the name and address of the Non-Shareholder to whom the Selling Shareholder proposes to sell the offered Restricted Shares; (iii) indicate the price, terms, closing date and other conditions of the proposed sale; (iv) state that the Non-Shareholder to whom the Selling Shareholder proposes to sell the Restricted Shares has read and understands the restrictions imposed by this Agreement; and (v) deliver a copy of the written offer to purchase received from the Non-Shareholder. The Company has 14 days (the option period), from receipt of notice of offer to purchase with funds set in escrow to exercise its right of first refusal.

12. **Determination of Purchase Price and Terms**. With respect to Share purchases describe in Sections 3, 4, 5 and 6 of this Agreement, the purchase price to be paid for the Shares (the "Purchase Price") as determined, by the Company's Board of Directors, acting with the assistance and advice of the public accounting firm then servicing the Company's account, shall be (a) the closing price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading providing that the shares have an average daily volume of 100,000 shares for a period of the 20 consecutive weekdays prior to the event requiring the valuation, (b) if Common Stock is not publicly traded on an exchange, the Fair Market Value of a share of Common Stock shall be the greater of the values determined using the valuation methods below, which are based upon the Company's most recent annual financial statement reflecting a full calendar year (annual financial report):

(i) The Company's net book value as of the most recent annual financial statement of the Company, as determined by the accountants servicing the accounts of the Company, *divided* by the number of shares presently outstanding; or

(ii) If the Company's gross revenues as of the most recent annual financial statement of the Company, exceeds two million dollars ($2,000,000), but is less than four million dollars ($4,000,000), the sum of the net book value of the Company *plus* one (1) times the gross revenues of the Company for such preceding financial year, *divided* by the number of shares presently outstanding; or

(iii) If the Company's gross revenues as of the most recent annual financial statement of the Company, exceeds four million dollars ($4,000,000), but is less than six million dollars ($6,000,000), the sum of the net book value of the Company *plus* one and one-half (1 1/2) times the gross revenues of the Company for such preceding financial year, *divided* by the number of shares presently outstanding; or

(iv) If the Company's gross revenues as of the most recent annual financial statement of the Company, exceeds six million dollars ($6,000,000), but is less than eight million dollars ($8,000,000), the sum of the net book value of the Company *plus* two (2) times the gross revenues of the Company for such preceding financial year, *divided* by the number of shares presently outstanding; or

(v) If the Company's gross revenues as of the most recent annual financial statement of the Company, exceeds eight million dollars ($8,000,000), but is less than ten million dollars ($10,000,000), the sum of the net book value of the Company *plus* two and one-half (2 1/2) times the gross revenues of the Company for such preceding financial year, *divided* by the number of shares presently outstanding; or

(vi) If the Company's gross revenues as of the most recent annual financial statement of the Company, exceeds ten million dollars ($10,000,000), the sum of the net book value of the Company *plus* three (3) times the gross revenues of the Company for such preceding financial year, *divided* by the number of shares presently outstanding; or

The purchase price paid to the Selling Shareholder under the purchases described in Sections 3, 4, 5 or 6 shall be payable in the following manner: (a) twenty (20%) percent of the Purchase Price in cash or cash equivalent within ninety (90) days of the Buyout Date and eighty (80%) percent of the Purchase Price in seven (7) equal annual installments commencing on the first (1st) anniversary date of the Buyout Date; *provided, however*, (b) that in the event such purchase is as a result of the death of the Selling Shareholder and the Company receives insurance proceeds from a life insurance policy on the life of the deceased Selling Shareholder, then the initial cash payment shall not be less than the lesser of (i) the amount of such insurance proceeds, or (ii) the total Purchase Price. The deferred Purchase Price payments shall be evidenced by a promissory note from the Company payable to the order of the Selling Shareholder (the "Note"). The Note shall be repaid in seven (7) equal annual installments of principal with no interest (Interest is specifically waived under this Agreement as all Founders recognize the negative financial impact borne by the Company in making these payments), shall provide for 10 and 30 day notice and cure periods for monetary and non-monetary defaults, respectively, shall be secured by a first-priority security interest in the Shares purchased by the Company from the Selling Shareholder, and may be prepaid at any time, and from time to time, without penalty, fee or premium whatsoever; *provided, however*, that in the event of such prepayment, the amounts due under the Note shall be adjusted as provided in Section 13 below. For purposes of this Agreement and the Note, the term "Buyout Date" shall mean the date on which the buyout request was made or the date of the event which triggered the buyout.

13. Adjustments to Purchase Price. Notwithstanding the generality of Section 12 hereinabove, in the event the Company or the remaining Founders, as the case may be, elect to prepay the outstanding balance of the Note described in Section 12, then and in such event the Purchase Price to be paid with respect to the purchase and sale of Shares shall be discounted and reduced as follows:

(i) a reduction of thirty (30%) percent of the purchase price if such amount is paid in full on the initial payment in lieu of the required twenty (20%) percent initial payment;

(ii) a reduction of twenty-six (26%) percent of the then outstanding balance of the Note if such balance is paid in full on or before the first (1st) anniversary of the Note;

(iii) a reduction of twenty-two (22%) percent of the then outstanding balance of the Note if such balance is paid in full on or before the second (2nd) anniversary of the Note;

(iv) a reduction of eighteen (18%) percent of the then outstanding balance of the Note if such balance is paid in full on or before the third (3rd) anniversary date of the Note;

(v) a reduction of fourteen (14%) percent of the then outstanding balance of the Note if such balance is paid in full on or before the fourth (4th) anniversary date of the Note;

(vi) a reduction of ten (10%) percent of the then outstanding balance of the Note if such balance is paid on or before the fifth (5th) anniversary of the Note;

(vii) a reduction of six (6%) percent of the then outstanding balance of the Note if such balance is paid in full on or before the sixth (6th) anniversary date of the Note.

14. Closing. Any purchase or sale of Shares by the Company or the Selling Shareholder, as the case may be, to be effected hereunder shall be consummated at a closing. On the closing Date, (i) the stock certificate or certificates representing the Shares being sold or purchased shall be delivered by the Selling Shareholder to the purchaser thereof, with stock powers duly executed in blank, with all transfer, stamp or excise taxes, if any, being paid by the Selling Shareholder, and with such other documents as may be deemed necessary by the attorneys for the purchaser(s) to transfer the Shares free and clear of all liens, claims, transfer taxes, security interests and other encumbrances (other than this Agreement which shall continue to restrict the Shares as herein set forth), and (ii) the cash, cash equivalent, promissory note(s) and other agreed consideration, if any, shall be delivered by the purchaser(s) to the Selling Shareholder.

15. Drag-Along Rights. In the event the holders of a majority of the Restricted Shares (the "Control Group") elects to sell all of the Restricted Shares owned by them to a Third Party, for purposes of selling the Company or effecting a merger of the Company with another company, the Control Group shall have the right (the "Drag-Along Right") to cause all of the Founders, as a group, to transfer all of their Restricted Shares to the Third Party (or to exchange such Restricted Shares pursuant to the terms of such merger or consolidation) at the same price per share and on the same terms and conditions as the Control Group proposes to transfer their Restricted Shares. The Control Group may elect to exercise the Drag-Along Right forcing a dissenting Founder to sell his Restricted Shares by delivering written notice to the dissenting Founder(s) and the Company not later than thirty (30) days prior to the consummation of the transfer herein described. The notice delivered will contain a copy of the definitive letter of intent or other written documentation setting forth the terms pursuant to which the Shares will be transferred to the Third Party and will state (i) the bona fide intention of the Control Group to effect the transfer described herein, (ii) the name and address of the Third Party, and (iii) the expected closing date of such transfer.

In the event the Control Group elects to transfer all of the Restricted Shares owned by them to a Third Party and the Control Group has exercised the Drag-Along Right pursuant to Section 15 hereof, the remaining dissenting Founder shall have the right to cause the Control Group to effect the transfer of such Founder's respective Restricted Shares to such Third Party at the greater of (i) the same price and on the same terms and conditions as the Control Group proposes to transfer their Restricted Shares to such Third Party or (ii) the minimum buyout valuation as determined in Section 12 herein

Each Founder, as part of its participation in the transfer pursuant to the Drag-Along Right shall deliver to the Third Party at the closing of the transaction contemplated herein, one or more certificates, properly endorsed for transfer, which represent all of the Restricted Shares owned by such Founder and each Founder shall make such representations and warranties, and shall enter into such agreements, as are customary and reasonable in the context of the proposed sale, including but not limited to, representations and warranties that the transferee of the Restricted Shares (or interests therein) is receiving good and marketable title such Restricted Shares (or interests therein), free and clear of all pledges, security interests, or other liens and encumbrances.

16. **Tag-Along Rights**. In the event the holders of a majority of the Restricted Shares (the "Control Group") elects to sell more than seventy (70%) percent of the combined Restricted Shares owned by them to a Third Party, the remaining Founder shall have the right (the "Tag-Along Right") to cause that his shares must be included in the sale to the Third Party at the same price per share and on the same terms and conditions as the Control Group proposes to transfer their Restricted Shares. The Control Group must cause to effect that this provision be carried out. If the "Tag-Along" provision were to cause to null the sale due to the number of shares required to be sold, each Founder will sell an equal share of his Restricted Shares to complete the agreed upon sale of Restricted Shares. The "Tag-Along" Founder may elect to exercise the Tag-Along Right by delivering written notice to the Control Group and the Company not later than fifteen (15) days after receiving notice from the Control Group of the transfer herein described. The Control Group will provide to the other Founder, at least thirty (30) days prior to any sale, a copy of the definitive letter of intent or other written documentation setting forth the terms pursuant to which the Shares will be transferred to the Third Party, and will state (i) the bona fide intention of the Control Group to effect the transfer described herein, (ii) the name and address of the Third Party, and (iii) the expected closing date of such transfer. Each Founder, as part of its participation in the transfer pursuant to the Tag-Along Right shall deliver to the Third Party at the closing of the transaction contemplated herein, one or more certificates, properly endorsed for transfer, which represent the required number of Restricted Shares owned by such Founder and each Founder shall make such representations and warranties, and shall enter into such agreements, as are customary and reasonable in the context of the proposed sale, including but not limited to, representations and warranties that the transferee of the Restricted Shares (or interests therein) is receiving good and marketable title such Restricted Shares (or interests therein), free and clear of all pledges, security interests, or other liens and encumbrances.

17. **Insurance**. In order to fund a purchase of Shares as herein described, the Founders and/or the Company may purchase and maintain in full force and effect life insurance on the life of each Founder in such amounts as the Company and/or the acquiring Founder(s), as the case may be, deem appropriate. In the event the Company elects to acquire such policies, the Company shall, upon request from the insured Founder, provide proof of timely payment of the premiums for such insurance to such Founder; and the insured Founder shall have the right, but not the obligation, to pay the premiums if the Company fails to do so, and shall be entitled to reimbursement by the Company therefore. Any such policies of insurance acquired by the Company shall require the insurer to give notice to the insured at least thirty (30) days prior to cancellation. Each such Founder shall cooperate fully in performing all reasonable requirements of the insurer that are necessary for the issuance of a life insurance policy on such Founder's life pursuant to this Section 18.

112

18. Disability. For purposes of this Agreement, an Active Shareholder (as hereinafter defined) is disabled if he has been declared legally incompetent, or is determined by two (2) independent, unrelated physicians to be physically or mentally unable to perform his regular Company duties for a period of not less than six (6) months and such impairment is likely to be permanent. If requested by the Board of Directors, each Founder agrees to submit to physical examinations by such independent physicians. For purposes of this Agreement, the term "Active Shareholder" means and Shareholder employed on a full or part-time basis by the Company as an employee (including, but not limited to an officer of the Company).

19. Confidentiality. Each Founder acknowledges that he will be in possession of confidential information and trade secrets concerning the services, customers and employees of the Company. While an employee or Director of the Company, and for a period of five (5) years thereafter, each Founder agrees that he shall not disclose any confidential information and trade secrets to any Person (as hereinafter defined) (other than its auditors, accountants and legal representatives on a confidential basis), nor will he use the same for any purpose other than conducting the business of the Company (the "Business of the Company"). For greater certainty and without limiting the generality of the foregoing, financial information and financial statements not issued to the public, and accounting, sales, purchasing, manufacturing, computer programs, customer and marketing records of the Company not accessible by the public, shall be deemed to be confidential information. For purposes of this Agreement, the term (a) "Person" includes an individual, partnership, joint venture, trust, unincorporated organization, company, corporation, association, government or any department or agency thereof and any other incorporated or unincorporated entity, and (b) "Business of the Company" means the business presently carried on by the Company consisting of home inspection, home repair consultations, home improvement consultations, home repairs, and such additional or ancillary activities as shall be approved by the Company's Board of Directors.

20. Notice. All notices to be given or otherwise made to any part to this Agreement shall be deemed to be sufficient if contained in a written instrument delivered by courier, overnight mail service, or be certified mail, return receipt requested, postage pre-paid and addressed to such party at the address set forth below or at such other address as may hereafter be designated in writing by the addressee to the addressor listing all parties. Any notice with respect to the sale, purchase or transfer of Shares of any Founder shall be addressed to (or hand delivered to) the Chief Executive Officer and/or Chief Financial Officer of the Company and confirmation of said deliver, be it by courier, overnight mail or certified mail, shall be by signature of the Chief Executive Officer and/or the Chief Financial Officer of the Company. The Company shall respond to any request for the sale, purchase or transfer of Shares as set forth in said notice shall take place within thirty (30) days following the Company's receipt of said notice.

All notices to the Company and to each Founder shall be mailed to the then present corporate offices of the Company.

As of the date of this documents signing:

National House Care, Inc.
Attn: CEO or CFO
5825 Glenridge Drive NE,
Building 3, Suite 101
Atlanta, GA 30328

22. Legend. Upon the execution hereof, the Company may cause the following legends or similar legends to be stamped or typed upon the certificates evidencing all of the Shares owned by the Founders, and in such event all certificates hereafter issued to each Founder shall have the following legends stamped or typed thereon:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY THE HOLDER WITHOUT AN EFFECTIVE REGISTRATION STATEMENT BEING FILED UNDER OR PURSUANT TO SAID ACT OR AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS CERTIFICATE IS SUBJECT TO AND RESTRICTED BY THE PROVISIONS OF AN AGREEMENT OF SHAREHOLDERS DATED APRIL 30, 2007, THE ORIGINAL OF WHICH IS ON FILE IN THE MINUTE BOOK OF THE COMPANY. ANY SALE, TRANSFER, PLEDGE, ASSIGNMENT OR ENCUMBRANCE OF THE SHARES REPRESENTED BY THIS CERTIFICATE NOT IN CONFORMITY WITH SAID AGREEMENT SHALL BE INVALID.

23. Termination. This Agreement shall terminate upon the occurrence of any of the following events: (i) a written agreement terminating this Agreement signed by all of the Founders; (ii) the dissolution, bankruptcy or complete liquidation of the Company; (iii) the merger or consolidation of the Company in a transaction in which the Company is not the surviving Company; or (iv) the completion of an public offering of shares of the Company pursuant to which the provisions of this Agreement are prohibited and/or are in material conflict with the provisions of such registration and offering. No termination of this Agreement or any provision of this Agreement shall affect any provision hereof which is by its terms to be performed or observed after such termination, and each and every such provision hereof shall remain in full force and effect until such time as such provision has been performed in full or have terminated by its own terms.

24. Binding Effect. This Agreement shall be binding upon, and inure to the benefit of, the heirs, executors, administrators and legal representatives of the Founders.

25. **No Assignment**. This Agreement shall not be assignable by any of the parties hereto with the prior express written consent of the other parties hereto.

26. **No Waiver**. The failure of any party at any time to require performance of any other party of any provision hereof or to resort to his remedy at law or in equity or otherwise, shall in no way affect the right of such party to require such full performance or to resort to such remedy at any time thereafter nor shall the waiver by any party of the breach of any provision hereof be taken or held to be a waiver of any subsequent breach of such provisions unless expressly so stated in writing. No waiver of any of the provisions hereof shall be effective unless in writing signed by the party to be charged therewith.

27. **Remedies**. In the event of a breach or threatened breach by any party bound by this Agreement of any of such party's obligations hereunder, the parties hereto acknowledge that all other parties bound by this Agreement will not have an adequate remedy at law and shall be entitled to such equitable and injunctive relief as may be available to restrain a violation or threatened violation of the provisions of this Agreement or to enforce the provisions hereof. Nothing herein shall be construed as prohibiting any party from pursuing any other remedies available to such party for such breach or threatened breach, including the recovery of damages. In the event of any litigation under this Agreement, the unsuccessful party shall be liable to the successful party for any and all damages, costs and expenses, including without limitation, attorneys' fees and court costs, incurred by the successful party in connection with such litigation.

28. **Complete Agreement**. This Agreement contains the full understanding of the parties hereto with respect to the subject matter hereof and there are no representations, warranties, agreements or understandings other than those expressly contained herein. No alteration, modification, or variation or waiver of this Agreement or any provisions hereof shall be effective unless in writing executed by the parties hereto, or in the case of a waiver, by the party or parties waiving compliance.

29. **Applicable Law**. This Agreement shall be governed, interpreted and construed in accordance with the laws of the State of Georgia. Should any clause, section or part of this Agreement be held or declared void or illegal for any reason, all other clauses, sections or parts of this Agreement which can be effective without such illegal clause, section or part shall nevertheless remain in full force and effect.

30. **Captions**. The headings and captions under the Sections of this Agreement are for convenience and reference of the parties only and do not in any way modify, interpret, or construe the intent of the parties or the effect of the provisions of this Agreement.

31. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

32. Interpretation. Should any provision of this Agreement require interpretation, the person interpreting or construing the same shall not apply a presumption that the terms hereof shall be more strictly construed against one party by reason of the rule of construction that the document is to be construed more strictly against the party who itself or through its agents prepared the same.

IN WITNESS WHEREOF, this Agreement has been made and entered into the day and year first above written.

____
GARY KRAJECKI

____
MICHAEL SKRIPKO, JR.

____
DOUGLAS BOYER

NATIONAL HOUSE CARE, INC.,
a Georgia Corporation

By: ________________________
Gary Krajecki, CEO

"Corporate Seal"

EXHIBIT 6B

STOCK OPTION PLAN

THE 2007 NON-QUALIFIED STOCK OPTION PLAN
FOR
NATIONAL HOUSE CARE, INC.

National House Care, Inc. (the "Company") has adopted The 2007 Non-Qualified Stock Option Plan for National House Care, Inc. (the "Plan") effective as of April 30, 2007, for the benefit of eligible employees, officers and directors of the Company and any current or future Subsidiaries or Affiliates of the Company.

WITNESSETH:

The purposes of the Plan are as follows:

(1) To provide an additional incentive for Directors, Officers and key Employees to further the growth, development and financial success of the Company by enabling such persons to benefit through the ownership of Company stock and/or rights which recognize such growth, development and financial success.

(2) To enable the Company to obtain and retain the services of Directors, Officers and key Employees considered essential to the long range success of the Company by offering them an opportunity to own stock in the Company and/or rights which will reflect the growth, development and financial success of the Company.

ARTICLE 1.
DEFINITIONS

1. GENERAL. Wherever the following terms are used in the Plan, they shall have the meanings specified below, unless the context clearly indicates otherwise.

(a) "Affiliate" shall mean any affiliate of the Company within the meaning of the Exchange Act.

(b) "Award" shall mean an Option that may be awarded or granted under the Plan.

(c) "Award Agreement" shall mean a written agreement executed by an authorized officer of the Company and the Holder, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(d) "Award Limit" shall mean Three Million (3,000,000) shares of Common Stock, as adjusted pursuant to Section 8.3 of the Plan.

(e) "Board" shall mean the Board of Directors of the Company. The Board of Directors shall be the administrator of the Plan.

(f) "Change In Control" shall mean (i) the acquisition by any entity, person or group (other than the Founders) of more than 50% of the outstanding stock of the Company, (ii) the merger or consolidation of the Company with another corporation or entity pursuant to which the shareholders of the Company own, directly or indirectly, less than 60% of the surviving or resulting corporation, (iii) the transfer of substantially all of the property of the Company to an entity of which the Company owns at least 80% of the Voting Stock, (iv) any election to the Board of Directors of the Company of three or more directors during any twelve month period without the recommendation or approval of the incumbent Board of Directors of the Company.

(g) "Code" shall mean the Internal Revenue Code of 1986, as amended.

(h) "Common Stock" shall mean the common stock of the Company and any equity security of the Company issued or authorized to be issued in the future, but excluding any preferred stock and any warrants, options or other rights to purchase Common Stock.

(i) "Company" shall mean National House Care, Inc., a Georgia corporation.

(j) "Director" shall mean a member of the Board or the board of directors of any corporation which is a Subsidiary or Affiliate.

(k) "Disability" shall have the meaning set forth in Section 22(e)(3) of the Code, provided however, that the Administrator may evaluate the state of the Holder at any time, and immediately thereafter make its decision as to whether a Termination has occurred due to Disability. The Administrator reserves the right to reassess such decision at any time.

(l) "DRO" shall mean a domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

(m) "Employee" shall mean any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company, or of any corporation which is a Subsidiary or Affiliate.

(n) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(o) "Fair Market Value" of a share of Common Stock as of a given date shall be determined by the Board or by the Compensation Committee of the Board if such a committee has been established. In making such determination, the Board or Compensation Committee may rely on any information or professional advice that the Board or Committee deems to be appropriate in the exercise of its discretion.

(p) "Founders" shall mean Gary Krajecki, Michael Skripko and Douglas Boyer and the term "Founder" shall refer to any one of the foregoing.

(q) "Holder" shall mean a person who has been granted or awarded an Award.

(r) "Option" shall mean a stock option granted under Article IV of the Plan.

(s) "Performance Criteria" shall mean any objective business criteria with respect to the Company, any Subsidiary or Affiliate or any division or operating Unit thereof, as determined by the Board. Such Performance Criteria may include, without limitation, one or more of: (1) net income; (2) pre-tax income; (3) operating income; (4) cash flow; (5) earnings per share; (6) return on equity; (7) return on invested capital or assets; (8) cost reductions or savings; (9) funds from operations; (10) appreciation in the Fair Market Value of Common Stock; or (11) earnings before any one or more of the following items: interest, taxes, depreciation or amortization.

(t) "Subsidiary" shall mean any corporation or entity in which the Company, or any other Subsidiary of the Company, owns at least eighty (80%) of the equity interests in such corporation or entity.

(u) "Termination of Employment" shall mean the time when the employee-employer relationship between a Holder and the Company (or any Subsidiary or Affiliate) is terminated for any reason, with or without cause; but excluding (1) terminations where there is a substantially simultaneous reemployment or continuing employment of a Holder by the Company or any Subsidiary or Affiliate; and (2) at the discretion of the Board, terminations which result in a temporary severance of the employee-employer relationship. The Board, in its absolute discretion, shall determine the effect of all matters and questions relating to Termination of Employment, including, but not by way of limitation, the question of whether a Termination of Employment resulted from a discharge for cause, and all questions of whether a particular leave of absence constitutes a Termination of Employment.

ARTICLE II.
SHARES SUBJECT TO PLAN

2.1 SHARES SUBJECT TO PLAN. The shares of stock subject to Awards shall be the Company's Common Stock. The aggregate number of such shares which may be issued upon exercise of all Options or other rights to acquire shares of Common Stock under any other Award under the Plan shall not exceed Three Million (3,000,000) shares. At no time shall the total number of shares issuable upon exercise of all outstanding Options and the total number of shares provided for under any stock bonus plan or similar plan of the Company exceed the authorized number of shares of the Company.

2.2. ADD-BACK OF OPTIONS AND OTHER RIGHTS. If any Option, or other right to acquire shares of Common Stock under any other Award under the Plan, expires or is canceled without having been fully exercised, or is exercised in part for cash as permitted by the Plan, the number of shares subject to such Option or other right as to which such Option or other right was not exercised prior to its expiration, cancellation or exercise may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1. Shares of Common Stock which are delivered by the Holder or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be optioned, granted or awarded hereunder, subject to the limitations of Section 2.1.

ARTICLE III.
GRANTING OF AWARDS

3.1. AWARD AGREEMENT. Each Award shall be evidenced by an Award Agreement. Award Agreements evidencing Awards intended to qualify as performance-based compensation (as described in Section 162(m)(4)(C) of the Code) shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 162(m) of the Code.

3.2. AT-WILL EMPLOYMENT . Nothing in this Plan or in any Award Agreement hereunder shall confer upon any Holder any right to continue in the employ of, or as a director for, the Company or any Subsidiary or Affiliate or shall interfere with or restrict in any way the rights of the Company or any Subsidiary or Affiliate, which are hereby expressly reserved, to discharge any Holder at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written employment agreement between the Holder and the Company or any Subsidiary or Affiliate.

ARTICLE IV.
GRANTING OF OPTIONS
TO EMPLOYEES, OFFICERS AND DIRECTORS

4.1. ELIGIBILITY. Any Employee, Board member or Officer shall be eligible to be granted an Option.

4.2. GRANTING OF OPTIONS TO EMPLOYEES, OFFICERS AND DIRECTORS. The Board shall from time to time, in its absolute discretion, and subject to applicable limitations of the Plan:

(a) Determine which Employees, Officers and Directors are key to the success of the Company and select from among such persons (including Employees, Officers and/or Directors who have previously received Awards under the Plan) such of them as in the Board's opinion should be granted Options;

(b) Subject to the Award Limits determine the number of shares to be subject to such Options granted to the selected Employees, Officers and Directors;

(c) Upon the selection of an Employee, Officer or Director to be granted an Option, the Board shall instruct the Secretary of the Company to issue the Option and may impose such conditions on the grant of the Option as it deems appropriate.

ARTICLE V.
TERMS OF OPTIONS

5.1. OPTION PRICE. Except in the case of Options issued in 2007 wherein stock options granted will have a minimum exercise price of $0.25, the price per share of the shares subject to each Option shall be not less than the Fair Market Value. .

5.2. OPTION TERM. The term of an Option granted to an Employee, Officer or Director shall be set by the Board in its discretion; *provided, however*, that in all events the term shall terminate not later than ten (10) years from the date of the grant.

5.3. OPTION VESTING.

(a) Generally. The Board or Compensation Committee may, in its sole discretion determine vesting schedules at the time of award, and subject to reasonable conditions such as continued employment, modify or permit an acceleration of such vesting, *provided* that such conditions shall be set forth in the agreement between the Company and such Employee, Officer or Director evidencing such award of options. Notwithstanding the generality of the foregoing, no portion of an Option granted to an Employee, Officer or Director which is unexercisable at Termination of Employment shall thereafter become exercisable, except as may be otherwise provided by the Board either in the Award Agreement or by action of the Board following the grant of the Option.

(b) Vesting on Change in Control. Notwithstanding any other provision of this Plan to the contrary, upon a Change in Control of the Company, all outstanding Options shall immediately vest in the Holders thereof.

ARTICLE VI.
EXERCISE OF OPTIONS

6.1. PARTIAL EXERCISE. An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Board may require that, by the terms of the Option, a partial exercise be with respect to a minimum number of shares.

6.2. MANNER OF EXERCISE. All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company or his office:

(a) A written notice complying with the applicable rules established by the Board stating that the Option, or a portion thereof, is exercised and, if so requested by the Company, an executed copy of an Award Agreement, a shareholders agreement or a Consent to be Bound by a shareholders agreement or other similar agreement of joinder signed by the Holder or other person then entitled to exercise the Option or such portion of the Option.

(b) Payment for Stock. All exercises of an Option shall be accompanied by the full cash payment to the Secretary of the Company for the Option Shares with respect to which the Option, or portion thereof is exercised. However, the Board, may in its sole discretion (i) allow a delay in payment up to thirty (30) days from the date the Option, or portion thereof, is exercised; (ii) allow payment, in whole or in part, through the delivery of shares of Common Stock which have been owned by the Holder for at least six months, duly endorsed for transfer to the Company with a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof; (iii) allow payment, in whole or in part, through the surrender of shares of Common Stock then issuable upon exercise of the Option having a Fair Market Value on the date of Option exercise equal to the aggregate exercise price of the Option or exercised portion thereof; (iv) allow payment, in whole or in part, through the delivery of property of any kind which constitutes good and valuable consideration determined by the Board to have a Fair Market Value equal to the aggregate exercise price; (v) allow payment, in whole or in part, through the delivery of a full recourse promissory note bearing interest (at no less than such rate as shall then preclude the imputation of interest under the Code) and payable upon such terms as may be prescribed by the Board in accordance with applicable law; or (vi) allow payment through any combination of the consideration provided in the foregoing subparagraphs (ii), (iii), (iv) and (v). In the case of a promissory note, the Board may also prescribe the form of such note and the security to be given for such note; *provided, however*, in no event may an Option be exercised by delivery of a promissory note or by a loan from the Company when or where such loan or other extension of credit is prohibited by law.

6.3. RIGHTS AS STOCKHOLDERS. Holders shall not be, nor have any of the rights or privileges of, stockholders of the Company in respect of any Option Shares unless and until certificates representing such Option Shares have been issued by the Company to such Holders.

6.4. OWNERSHIP AND TRANSFER RESTRICTIONS. The Board, in its absolute discretion, may impose such restrictions on the ownership and transferability of the Option Shares as it deems appropriate. Any such restriction shall be set forth in the respective Award Agreement and may be referred to on the certificates evidencing the Option Shares. Restrictions on the ownership and transferability of the Option Shares shall also be subject to the provisions of any shareholders agreement, lock up agreement, market standstill agreement or similar agreement in place at the time of exercise of an Option.

6.5. LIMITATIONS ON EXERCISE OF OPTIONS.

(a) No Option may be exercised to any extent after the first to occur of the following events:

(i) The expiration of six (6) months from the date of the Holder's death;

(ii) The expiration of six (6) months from the date of the Holder's Termination of Employment by reason of his Disability;

(iii) The expiration of three (3) months from the date of the Holder's Termination of Employment for any reason other than cause (as defined by applicable law or in a written agreement between Holder and the Company or a Subsidiary or Affiliate) or such Optionee's death or Disability, unless the Optionee dies within said three (3) month period, in which case Section 6.6(a)(i) applies; or

(iv) The expiration of ten (10) years from the date the Option was granted.

(b) If Holder's employment is terminated for cause (as defined by applicable law or in a written agreement between Holder and the Company or a Subsidiary or Affiliate), the Company shall not thereafter permit Holder to exercise any portion of the Option after the expiration of thirty (30) days following such termination of employment.

(c) Holders may be required to comply with any timing or other restrictions with respect to the settlement or exercise of an Option, including a window-period limitation, as may be imposed in the discretion of the Board or in compliance with federal or state securities laws.

6.6. SECTION 83(b) ELECTION. If a Holder makes an election under Section 83(b) of the Code, or any successor section thereto, to be taxed with respect to an Award as of the date of the date of the Award, rather than as of the date or dates upon which the Holder would otherwise be taxable under Section 83(a) of the Code, the Holder shall deliver a copy of such election to the Company immediately after filing such election with the Internal Revenue Service.

ARTICLE VII
ADMINISTRATION

7.1. COMPENSATION COMMITTEE. Prior to the Board's establishment of a Compensation Committee, the full Board shall serve as the Compensation Committee.

7.2. DUTIES AND POWERS OF COMPENSATION COMMITTEE. It shall be the duty of the Compensation Committee to conduct the general administration of the Plan in accordance with its provisions. The Compensation Committee shall have the power to interpret the Plan and the Award Agreements, and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith, to interpret, amend or revoke any such rules and to make any Awards and/or to amend any Award Agreement, provided that the rights or obligations of the Holder of the Award that is the subject of any such Award Agreement are not affected adversely. Any grant or award under the Plan need not be the same with respect to each Holder.

7.3. PROFESSIONAL ASSISTANCE: GOOD FAITH ACTIONS. All expenses and liabilities which members of the Compensation Committee incur in connection with the administration of the Plan shall be borne by the Company. The Compensation Committee may, with the approval of the Compensation Committee, employ attorneys, consultants, accountants, appraisers, brokers, or other persons to assist the Compensation Committee with the administration and/or interpretation of the Plan. The Compensation Committee, the Company and the Company's officers and Directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Compensation Committee or the Board in good faith shall be final and binding upon all Holders, the Company and all other interested persons. No members of the Compensation Committee or Board shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or Awards, and all members of the Compensation Committee and the Board shall be fully protected by the Company in respect of any such action, determination or interpretation.

ARTICLE VIII.
MISCELLANEOUS PROVISIONS

8.1. NOT TRANSFERABLE. No Award under the Plan may be sold, pledged, assigned or transferred in any manner other than by will or by the laws of descent and distribution unless and until such Award has been exercised, or the shares underlying such Award have been issued, and all restrictions applicable to such shares have lapsed. In the event that the spouse of the Holder has or shall have acquired a community property interest in an Award, the Holder (or such permitted successors in interest upon the Holder's death) may exercise the Award on behalf of the spouse of the Holder, or such spouse's successor in interest. Until its receipt of written notice of a permitted passage or rights hereunder, the Company shall be entitled, for all purposes, to treat the Holder as the holder of the Award. No Award or interest or right therein shall be liable for the debts, contracts or engagements of the Holder or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

During the lifetime of the Holder, only the Holder may exercise an Option or other Award (or any portion thereof) granted to the Holder under the Plan. After the death of the Holder, any exercisable portion of an Option or other Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Holder's personal representative or by any person empowered to do so under the deceased Holder's will or under the then applicable laws of descent and distribution. Notwithstanding the foregoing provisions of this Section 8.1, the Board, in its sole discretion and subject to applicable securities laws, may determine to grant to any Holder an Option which, by its terms as set forth in the applicable Award Agreement, may be transferred by the Holder, in writing and with prior written notice to the Board, by gift, without the receipt of any consideration, to a member of the Holder's immediate family or by instrument to an inter vivos or testamentary trust in which the Option is to be passed to beneficiaries upon the death of the trustor (settlor), provided that an Option that has been so transferred shall continue to be subject to all of the terms and conditions of the Award as applicable to the original Holder, and the transferee shall execute any and all such documents requested by the Board in connection with the transfer, including without limitation to evidence the transfer and to satisfy and requirements for an exemption for the transfer under applicable federal and state securities laws.

8.2. AMENDMENT SUSPENSION. EXPIRATION OR TERMINATION OF THE PLAN. Except as otherwise provided in this Section 8.2, the Plan may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Board. However, without approval of the Company's stockholders given within six (6) months before or after the action by the Board, no action of the Board may, except as provided in Section 8.3, increase the limits imposed in Section 2.1 on the maximum number of shares which may be issued under the Plan. No amendment, suspension or termination of the Plan shall, without the consent of the Holder alter or impair any rights or obligations under any Award theretofore granted or awarded, unless the Award itself otherwise expressly so provides. Unless earlier terminated as provided herein, the Plan shall expire April 30, 2017. No Awards may be granted or awarded during any period of suspension or after termination of the Plan.

8.3. CHANGES IN COMMON STOCK OR ASSETS OF THE COMPANY, ACQUISITION OR LIQUIDATION OF THE COMPANY AND OTHER CORPORATE EVENTS.

(a) Subject to Section 8.3(d), in the event that the Board determines that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, reclassification, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction or event, in the Board's sole discretion, affects the Common Stock such that an adjustment is determined by the Board to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to an Award, then the Board shall, in such manner as it may, in its sole discretion, deem equitable, adjust any or all of

(i) the number and kind of shares of Common Stock (or other securities or property) with respect to which Awards may be granted or awarded (including, but not limited to, adjustments of the limitations in Section 2.1 on the maximum number and kind of shares which may be issued and adjustments of the Award Limit),

(ii) the number and kind of shares of Common Stock (or other securities or property) subject to outstanding Awards, and

(iii) the grant or exercise price with respect to any Award.

(b) Subject to Section 8.3(d), in the event of any transaction or event described in Section 8.3(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations, or accounting principles, the Board, in its sole and absolute discretion, and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Holder's request, is hereby authorized to take any one or more of the following actions whenever the Board determines that such action is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(i) To provide for either the purchase of any such Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Holder's rights had such Award been currently exercisable or payable or fully vested or the replacement of such Award with other rights or property selected by the Board in its sole discretion; or

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

(c) Subject to Section 8.3(d), the Board may, in its discretion, include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company.

(d) The existence of the Plan, the Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8.4. <u>TAX WITHHOLDING</u>. The Company shall be entitled to require payment in cash or deduction from other compensation payable to each Holder of any sums required by federal, state or local tax law to be withheld with respect to the issuance, vesting, exercise or payment of any Award. The Board may, in its sole discretion and in satisfaction of the foregoing requirement, allow such Holder to elect to have the Company withhold shares of Common Stock otherwise issuable under such Award (or allow the return of shares of Common Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Common Stock which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Holder of such Award within six (6) months after such shares of Common Stock were acquired by the Holder from the Company) in order to satisfy the Holder's federal and state income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal and state tax income and payroll tax purposes that are applicable to such supplemental taxable income.

8.5. <u>FORFEITURE PROVISIONS: LEAVES OF ABSENCE</u>. Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Board shall have the right, to the extent permitted by applicable law, to provide, in the terms of Awards made under the Plan, or to require a Holder to agree by separate written instrument, that the Award shall be forfeited if (a) the Holder at any time, or during a specified time period, engages in any activity in competition with the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Board; or (b) the Holder incurs a Termination of Employment for cause. The vesting of an Award will be suspended for any leave of absence unless such suspension is prohibited by law.

8.6. <u>EFFECT OF PLAN UPON OPTIONS AND COMPENSATION PLANS</u>. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company (a) to establish any other forms of incentives or compensation for Employees, Directors or Officers of the Company or any Subsidiary, or (b) to grant or assume options or other rights or awards otherwise than under the Plan in connection with any proper corporate purpose including but not by way of limitation, the grant or assumption of options in connection with the acquisition by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, partnership, limited liability company, firm or association.

8.7. COMPLIANCE WITH LAWS. The Plan, the granting and vesting of Awards under the Plan and the issuance and delivery of shares of Common Stock and the payment of money under the Plan or under Awards granted or awarded hereunder are subject to compliance with all applicable federal and state laws, rules and regulations (including, but not limited to, state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. Any securities delivered under the Plan shall be subject to such restrictions, and the person acquiring such securities shall, if requested by the Company, provide such assurances and representations to the Company as the Company may deem necessary or desirable to assure compliance with all applicable legal requirements. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

8.8. HEADINGS. Headings for sections contained herein are provided herein for convenience only and are not to serve as a basis for interpretation or construction of the Plan.

8.9. GOVERNING LAW. The Plan and any agreements hereunder shall be administered, interpreted and enforced under the internal laws of the State of Georgia without regard to conflicts of laws thereof.

I hereby certify that the foregoing Plan was duly adopted by the Board of Directors of National House Care, Inc. on April 30, 2007.

Executed as of the 30th day of April, 2007.

By: Michael Skripko
Title: Secretary

EXHIBIT 6C

EMPLOYMENT AGREEMENT OF
GARY J. KRAJECKI

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 20th day of May 2007, and is effective upon closing of escrow for the NHC Stock Offering, by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Gary Krajecki (the "Executive").

RECITAL

The Executive is being hired as Chief Executive Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "Stock Option Plan" shall mean the National House Care 2007 Stock Option Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Chief Executive Officer of the Company. or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $100,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the Company.

(d) Stock Options
He shall receive a non-qualified stock option grant of 446,250 stock options (strike price $0.25) vesting 20% per annum on the anniversary dates over a five (5) year period. Grant Date: the Commencement Date.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $100,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the Company.

(d) Stock Options
He shall receive a non-qualified stock option grant of 446,250 stock options (strike price $0.25) vesting 20% per annum on the anniversary dates over a five (5) year period. Grant Date: the Commencement Date.

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined above in this Section 8, all outstanding stock options shall become 100% vested and immediately exercisable, regardless of whether the executive terminates employment or not.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By ______________________

Michael Skripko, COO

[CORPORATE SEAL]

EXECUTIVE

____

Gary Krajecki

EXHIBIT 6D

EMPLOYMENT AGREEMENT OF
MICHAEL V. SCRIPKO, JR.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 20th day of May 2007, and is effective upon closure of escrow for the NHC Stock Offering by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Michael Skripko, Jr (the "Executive").

RECITAL

The Executive is being hired as Director of Marketing and Chief Strategy Officer of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "Stock Option Plan" shall mean the National House Care 2007 Option Plan.

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Marketing and Chief Strategy Officer of the Company or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:
He shall receive an annual base salary equal to $90,000. He is expected to work a minimum of 40 hours (avg.) per week in exchange for his base compensation.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus only becomes effective once the Company has already achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:
This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the Company.

(d) Stock Options
He shall receive a non-qualified stock option grant of 255,000 stock options (strike price $0.25) vesting 20% per annum on the anniversary dates over a five (5) year period. Grant Date: the Commencement Date.

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined above in this Section 8, all outstanding stock options shall become 100% vested and immediately exercisable, regardless of whether the executive terminates employment or not.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: ------------------------------------
Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE

Michael Skripko

EXHIBIT 6E

EMPLOYMENT AGREEMENT OF
DOUGLAS D. BOYER

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (THE "AGREEMENT") is made this 20th day of May 2007, and is effective upon closure of escrow of the National House Care Stock Offering by and between NATIONAL HOUSE CARE, INC., a Georgia corporation (the "Company"), and Douglas Boyer (the "Executive").

RECITAL

The Executive is being hired as Director of Quality Control of the Company. The parties have negotiated this Agreement in consideration of the Executive's services and leadership.

NOW THEREFORE, in consideration of the mutual promises and covenants herein contained, the parties do hereby agree as follow:

1. EFFECTIVE DATE. This Agreement shall be effective upon, and from and after, the date set forth as the first date of employment as determined by the board of directors.

2. DEFINITIONS. As used herein, the following terms shall have the following meanings:

(a) "Disability" shall mean the Executive becoming disabled and unable to continue his employment with the Company as defined in the Company's then applicable disability policy for the Senior Management of the Company.

(b) "Discharge" shall mean the termination by the Company of the Executive's employment during the Period of Employment for any reason other than (i) Good Cause, (ii) death of the Executive, (iii) Disability of the Executive, or (iv) Retirement of the Executive.

(c) "Expiration Date" means the date that the Period of Employment (as it may have been extended) expires.

(d) "Good Cause" has its meaning as defined in Section 6 hereof.

(e) "Period of Employment" shall be for an initial term of three years beginning upon the breaking of escrow on the minimum amount of the Company's 2007 Stock Offering (the "Commencement Date") and ending on the third anniversary of the Commencement Date, provided that the Executive's Period of Employment shall automatically be extended for successive one-year periods unless the Company gives the Executive written notice of non-extension on or before the 90th day prior to the end of the then-current Period of Employment.

(f) "Retirement" shall mean a time when the Executive's age equals or exceeds 60 and the Executive no longer works for the company. A minimum of fifteen years with the company is required to achieve "retired" status.

(g) "Senior Management" shall mean the senior executive management of the Company currently consisting of the chief executive officer, the president, officers, directors and executive vice presidents.

(h) "Stock Option Plan" shall mean the National House Care 2007 Stock Option Plan

(i) "Termination Date" shall mean:

(i) If the Executive's employment is terminated by reason of death, the Executive's date of death;

(ii) If the Executive's employment is terminated by reason of Retirement, the date of his Retirement;

(iii) If the Executive's employment is terminated by reason of Disability, the date of his Disability;

(iv) If the Executive's employment is terminated for Good Cause, the date specified in the written notice of termination given by the Company pursuant to Section 6(a);

(v) If the Executive's employment is terminated by reason of a Discharge, the effective date of Discharge;

(vi) If the Executive's employment is terminated by reason of non-extension of the Period of Employment, the Expiration Date; and

(vii) If the Executive voluntarily terminates his employment as permitted by Section 6(b), the effective date of his termination of employment.

3. EMPLOYMENT; PERIOD OF EMPLOYMENT. The Company hereby employs the Executive, and the Executive hereby accepts employment by the Company, for the Period of Employment, in the position and with the duties and responsibilities set forth in Section 4, upon the terms and subject to the conditions of this Agreement.

4. POSITION, DUTIES AND RESPONSIBILITIES. During the Period of Employment, the Executive shall

(a) serve as Director of Quality Control of the Company. or in such other Senior Management position as may be assigned to him by the Board of Directors. The Executive shall be employed hereunder in Atlanta, Georgia., and he shall not be required to relocate his residence or principal office to any place outside Atlanta, Georgia without his consent; and

(b) devote his best efforts to the furtherance of the interest of the Company and the performance of his duties hereunder and agrees not to engage in any competition whatsoever, either directly or indirectly, with the Company or any of its subsidiaries or affiliates. The Executive shall be allowed holiday and two (2) one week vacation periods, leaves for periods of illness or incapacity and personal leaves in accordance with the Company's regular practices.

5. COMPENSATION, COMPENSATION PLANS AND BENEFITS. During the Period of Employment, the Executive shall be compensated as follows:

(a) Base Salary:

He shall receive an annual base salary equal to $ 35,000. He is expected to work a minimum of 20 hours (average) per week in exchange for his base compensation. If the number of weekly hours to be worked is expected to be consistently higher than 20, the board of directors may approve a base compensation increase commensurate with the number of hours to be worked, up to a paid maximum of 40 hrs per week.

(b) Raises and Bonuses:

i) He shall receive an annual cost of living increase of 4% to his base pay and incentive compensation. No cost of living increase will occur in 2008.

ii) He shall receive additional annual raises to base pay, on April 1st following the year when the company achieves predetermined revenue milestones.

Gross Revenue Milestone	Base Salary Increase
$ 2 million	3%
$ 3 million	5%
$ 4 million	7%
$ 5 million	10%
$ +	To be set by the board of directors

iii) Bonus: He will earn a performance based bonus as a function of year over year revenue growth. This bonus <u>only</u> becomes effective once the Company has <u>already</u> achieved annual gross revenue of $2 million. If gross revenues during a particular calendar year (the "Second Year") increases by 20% over the preceding calendar year (the "First Year"), then the Executive will receive a bonus equal to10% of his annual base salary in effect during the Second Year, by April 1 of the year following the Second Year.

(c) Incentive Compensation Program:

This program rewards the Executive for putting forth more of his working time towards National House Care, Inc vs. his other employer Delta Air lines. For every credit hour less than eighty-three (83) in each month that he works at Delta Air lines, he will receive one (1) additional hour of incentive compensation from the Company. The hourly rate assigned to this incentive compensation is $100. Based on this formula, the potential value of this hourly incentive compensation is $99,600, if 100% of the Executives working time were devoted to the Company. In every case the Executive will be made "whole" related to any lost compensation from his other employment due to his efforts with the company.

(d) Stock Options

He shall receive a non-qualified stock option grant of 127,500 stock options (strike price $0.25) vesting 20% per annum on the anniversary dates over a five (5) year period. Grant Date: the Commencement Date.

(e) He shall be entitled to participate in and receive other employee benefits, which may include, but are not limited to, benefits under any life, health, accident, disability, medical, dental, hospitalization insurance plans and matching under any 401k plan. The company will pay the cost of the executive's medical insurance plan. Other benefits and Spouse or Family coverage is available at additional cost to the executive. If the executive has primary medical coverage in place through another source he should notify the company so the company does not pay for double coverage that provides no added benefit to the executive.

(f) He shall be entitled to be reimbursed for the reasonable and necessary out-of-pocket expenses, including entertainment, travel and similar items, incurred by him in performing his duties hereunder upon presentation of such documentation thereof as the Company may normally and customarily require of the members of Senior Management.

6. TERMINATION OF EMPLOYMENT. During the Period of Employment, Executive's employment may be terminated in the following manner:

(a) Termination for "Good Cause".

(i) The Company may terminate the Executive's employment for "Good Cause". Termination of employment shall be deemed to have been for "Good Cause" if (i) the Executive habitually neglects or refuses to do his duties and fails to cure such neglect within ten (10) days after having received written notice of same from the Company or (ii) the Executive commits (a) and is convicted of a felony or (b) acts of gross negligence or willful misconduct to the material detriment of the Company.

(ii) Termination by the Company for "Good Cause" may be made only by written notice of termination from the Company to the Executive that has been specifically approved in advance by the Board of Directors. Such notice shall set forth all acts constituting such neglect or refusal to do duties or gross negligence or willful misconduct as is applicable.

(b) Voluntary Termination.

The Executive may voluntarily terminate his employment with the Company upon thirty (30) days prior written notice.

(c) Termination by Reason of Death, Disability, or Retirement.

The employment of the Executive shall be terminated by death, Disability or Retirement of the Executive.

(d) Discharge by the Company.

7. EFFECT OF TERMINATION.

(a) If the Executive's employment is terminated by reason of death, Retirement or voluntary termination of employment, the Company shall fulfill any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, which shall be determined in accordance with the terms of such benefit plans and programs.

(b) If the Executive's employment is terminated by reason of Disability, the Company shall pay the Executive his base salary and benefits for a period of six months following the date of Disability. Thereafter, this Agreement terminates and the Executive may then receive those benefits payable to him under the applicable disability insurance plan made available to him by the Company. If a disability insurance plan provides for earlier payment of benefits, those payments will not be restricted through this Agreement. Any payments and benefits due to the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(c) In the event of the Executive's Discharge by the Company,

(i) the Company shall pay the Executive his then current annual base salary and provide the Executive with his then current benefits (as provided in Section 5) through the Expiration Date pursuant to Section 2(e) to the extent permitted by law and unless Executive elects a lump sum payment pursuant to subparagraph (f); and

(ii) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(d) In the event of the Company's non-extension of the Employment Period, Executive shall continue to be employed by the Company pursuant to this Agreement through the Expiration Date, and his employment shall be terminated as of the Expiration Date. Then, the following provisions shall apply:

(i) Any payments and benefits due to Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(e) In the event of the Executive's Termination For Good Cause by the Company, the Company shall pay the Executive his then current base salary for a period of 30 days after notification of termination. Any payments and benefits due the Executive under employee benefit plans and programs of the Company, including the Stock Option Plan, shall be determined in accordance with the terms of such benefit plans and programs.

(f) If the Executive elects to receive a lump sum payment for the remaining salary and benefits due him (The "Agreement value") under this Agreement, and if the Company agrees to make the lump sum payment, the remaining "Agreement Value will be reduced by 25% and will be paid within 60 days of the request for lump sum payment.

8. TERMINATION FOR "GOOD REASON". In the event of a "Change in Control" of the Company (as hereinafter defined), the Executive may terminate his employment for "Good Reason". For purposes of this Agreement, "Good Reason" shall mean the occurrence of any of the following events during the twelve (12) months immediately preceding or following the effective date of a Change in Control of the Company:

(a) a material change in the scope of the Executive's assigned duties and responsibilities from those in effect immediately prior to a Change in Control of the Company or the assignment of duties or responsibilities that are inconsistent with the Executive's status in the Company;

(b) a reduction by the Company in the Executive's base salary or incentive compensation as in effect on the date of a Change in Control;

(c) the Company's requirement that the Executive be based anywhere other than the Company's office in Atlanta, Georgia, at which he was based prior to the Change in Control of the Company; or

(d) the failure by the Company to continue to provide the Executive with benefits substantially similar to those specified in Section 5 of this Agreement.

For purposes of Section 8(c) above, the Company shall be deemed to have required the Executive to be based somewhere other than the Company's office at which he was based prior to the Change in Control if the Executive is required to spend more than three days per week on a regular basis at a business location not within 50 miles of the Executive's primary business location as of the effective date of a Change in Control.

If the Executive terminates his employment for Good Reason, this shall be treated as the Discharge of the Executive by the Company. Accordingly, the Company shall pay the amounts and provide the benefits to the Executive specified in Section 7 above, applicable in the event of Discharge. The Executive shall not be obligated in any way to mitigate the Company's obligations to him under this Section 8 and any amounts earned by the Executive subsequent to his termination of employment shall not serve as an offset to the payments due him by the Company under this Section.

For purposes of this Agreement, a "Change in Control" means the date on which the earlier of the following events occur:

(a) the acquisition by any entity, person or group of beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 50% of the outstanding capital stock of the Company entitled to vote for the election of directors ("Voting Stock");

(b) the merger or consolidation of the Company with one or more corporations as a result of which the holders of outstanding Voting Stock of the Company immediately prior to such a merger or consolidation hold less than 60% of the Voting Stock of the surviving or resulting corporation;

(c) the transfer of substantially all of the property of the Company other than to an entity of which the Company owns at least 80% of the Voting Stock; or

(d) the election to the Board of Directors of the Company of three or more directors during any twelve (12) month period without the recommendation or approval of the incumbent Board of Directors of the Company.

Upon a Change in Control, as defined above in this Section 8, all outstanding stock options shall become 100% vested and immediately exercisable, regardless of whether the executive terminates employment or not.

If the Executive terminates employment with Good Reason within twelve (12) months of a Change in Control, to the extent permitted by law, the Company shall continue the medical, disability and life insurance benefits which Executive was receiving at the time of termination through the end of the term of this agreement or annual renewal if beyond the original agreement term or, if earlier, until Executive has commenced employment elsewhere and becomes eligible for participation in the medical, disability and life insurance programs, if any, of his successor employer. Coverage under Employer's medical, disability and life insurance programs shall cease with respect to each such program as Executive becomes eligible for the medical, disability and life insurance programs, if any, of his successor employer.

9. SUCCESSORS; BINDING AGREEMENT.

(a) This Agreement shall be binding upon, and inure to the benefit of, the parties hereto, their heirs, personal representatives, successors and assigns.

(b) The Company shall require any successor (whether direct or indirect and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. As used herein, "Company" shall mean the Company as defined in the preamble to this Agreement and any successor to its business or assets which executes

and delivers (or is required to execute and deliver) the agreement, or which otherwise becomes bound by the terms and provisions of this Agreement or by operation of law.

10. ARBITRATION. Except as hereinafter provided, any controversy or claim arising out of or relating to this Agreement of any alleged breach thereof shall be settled by arbitration in the City of Atlanta, Georgia in accordance with the rules then obtaining of the American Arbitration Association and any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction. Nothing contained herein shall in any way deprive the Company of its claim to obtain an injunction or other equitable relief arising out of the Executive's breach of this Agreement. In the event of the termination of Executive's employment, Executive's sole remedy shall be arbitration as herein provided and any award of damages shall be limited to recovery of lost compensation and benefits provided for in this Agreement.

11. NOTICES. For the purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

IF TO THE EXECUTIVE: To the Executives residential mailing address on file with the company.

IF TO THE COMPANY: The company's corporate office mailing address.

12. GOVERNING LAW. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Georgia.

13. MISCELLANEOUS. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of other provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

14. SEPARABILITY. The invalidity or lack of enforceability of a provision of this Agreement shall not affect the validity of any other provision hereof, which shall remain in full force and effect.

15. WITHHOLDING OF TAXES. The Company may withhold from any benefits payable under this Agreement all federal, state and other taxes as shall be required pursuant to any law or governmental regulation or ruling.

16. SURVIVAL. The provisions of Sections 9 and 10 of the Agreement shall survive the termination of this Agreement and shall continue for as per the terms set forth in Sections 9 and 10.

17. CAPTIONS. Captions to the sections of this Agreement are inserted solely for the convenience of the parties, are not a part of this Agreement, and in no way define, limit, extend or describe the scope hereof or the intent of any of the provisions.

18. NON-ASSIGNABILITY. This Agreement is personal in nature and neither and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder. Without limiting the foregoing, the Executive's right to receive payments hereunder shall not be assignable or transferable, whether by pledge, creation of a security interest or otherwise, other than a transfer by will or by the laws of descent or distribution. In the event of any attempted assignment or transfer contrary to this section, the Company shall have no liability to pay any amount so attempted to be assigned or transferred.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed and delivered under its seal pursuant to the specific authorization of its board of directors and the Executive has hereunto set his hand and seal on the day and year first above written.

NATIONAL HOUSE CARE, INC.

By: ______________________________
Gary Krajecki, CEO

[CORPORATE SEAL]

EXECUTIVE

____
Douglas Boyer

EXHIBIT 9

ESCROW AGREEMENT

June 22, 2007

Reliance Trust Company
1100 Abernathy Road
Northpark Building 500, Suite 400
Atlanta, GA 30328
Attn: Edward Linsley

Re: National House Care, Inc. - Escrow Agreement

Ladies and Gentlemen:

This Agreement pertains to an offering of Common Stock ("Shares") to be issued by National House Care, Inc., a Georgia corporation (the "Company"). The Company will use its best efforts to sell a minimum of 3,125,000 Shares, at $1.12 per share, or $3,500,000 (the "Minimum Offering Amount"), and a maximum of 4,462,500 Shares, or $4,998,000 (the "Offering"). The purchase price of each Share is required to be paid in cash upon submission of a subscription agreement. You have been furnished a copy of the Company's Preliminary Offering Circular (the "Preliminary Circular"), which includes a description of the offering and the Shares. We will furnish you with a copy of the final Offering Circular for the Offering when we have received all necessary regulatory approvals.

1. Establishment of Escrow. For $1.00 and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby engages you as Escrow Agent for the Offering, and you hereby agree to act as Escrow Agent for the Offering proceeds on the terms and conditions set forth in this Agreement. The proceeds of the Offering will be used by the Company for the purposes as stated in the Preliminary Circular, or as stated in the final Offering Circular if different from the purposes stated in the Preliminary Circular.

2. Deposit of Subscriptions.

(a) The persons subscribing to purchase Shares ("Subscribers") will be instructed to remit the purchase price in the form of cash (including checks, drafts, money orders or wire transfers, hereinafter referred to as "instruments of payment") payable to the order of, or funds wired in favor of, "Reliance/NHC Escrow."

(b) Instruments of payment representing subscriptions for Shares shall be deposited in one or more accounts established with you for such purpose (collectively, the "Account"). Each instrument of payment shall be accompanied by a copy of an executed subscription agreement setting forth, as to each Subscriber, the name, address, taxpayer identification number, date of birth, telephone number, number of Shares subscribed for and purchase price remitted. You shall not be responsible for determining the eligibility of any Subscriber.

(c) The subscription agreement form shall contain a representation sufficient to comply with the interest withholding requirements of the Internal Revenue Code of 1986, as amended (the "Code"), containing language equivalent to IRS Form W-9, and will require each Subscriber to provide his taxpayer identification number. The Company's federal tax identification number is 20-4511174.

(d) Upon your request, the Company will endorse any instruments of payment requiring endorsement.

3. Processing of Instruments of Payment. The instruments of payment are to be processed for collection by you. You may deposit the instruments individually or you may "batch" them in groups of two or more deposited together. The proceeds thereof are to be held in the Account, on in subaccounts within the Accounts, until such funds are either returned to the Subscribers in accordance with paragraph 4 or otherwise disbursed in accordance with paragraph 5. In the event any of the instruments of payment are returned to you for nonpayment, you shall immediately notify the Company of such nonpayment, and you are authorized to debit the Account in the amount of such returned payment. You shall deposit the instruments of payment directly into the Account as soon as practicable after receipt.

4. Return of Subscription Funds.

(a) In the event that the Company notifies you in writing that the subscription of a Subscriber has been rejected, you shall promptly return by your check the funds of such Subscriber deposited in the Account, or the instrument of payment delivered to you on behalf of such Subscriber if such instrument has not been processed for collection prior to such time, without interest, to such Subscriber at the address indicated on his subscription agreement, or such other address as may be provided to you by the Company, with a copy of such remittance to the Company.

(b) In the event that at the close of business on the date that is specified in the final Offering Circular as the date by which the minimum offering proceeds must be raised, or such later date as to which you may be notified by the Company (the "Minimum Offering Termination Date"), you are not in receipt of copies of subscription agreements dated on or before such date and instruments of payment (or actual funds wired to the Account) that aggregate at least the Minimum Offering Amount, you shall promptly notify the Company. The Minimum Offering Termination Date may be extended by notice to you from the Company. If by the Minimum Offering Termination Date, as it may be extended, you have not received the Minimum Offering Amount, you shall promptly return by your check the funds deposited in the Account or the instruments of payment delivered to you if such instruments have not been processed for collection prior to such time, with any interest earned on funds deposited in the Account, less any required withholding as provided in paragraph 6, accompanied by abbreviated statements with respect to the manner in which such interest was computed, to each respective Subscriber whose funds are held in the Account. Such returns of funds shall be sent to the address indicated on the respective Subscriber's subscription agreement, with a copy of such statements to the Company. All such interest computations shall be final and binding.

(c) In the event that the Company informs you in writing that the Offering has been terminated earlier than the Minimum Offering Termination Date, and prior to achieving the Minimum Offering Amount, you shall promptly return such funds, and take such further steps, as are described in paragraph 4(b).

(d) Any funds returned or required to be returned to Subscribers pursuant to this paragraph 4 will be free and clear of any and all claims of the Company or any of its creditors.

5. Release of Funds to the Company.

(a) Upon your receipt, prior to or on the Minimum Offering Termination Date, of subscription agreements and subscription funds which aggregate at least the Minimum Offering Amount, you shall so notify the Company. In such event, you shall continue to hold the funds in the Account, and deposit additional subscription funds into the Account, until receipt of letter instructions from the Company directing disbursement of such funds in accordance with paragraph 5(b).

(b) In its letter of instructions, the Company shall instruct you as to, among other things, the manner and timing of the disbursement of funds. Disbursements to the Company under this paragraph 5 shall include all interest earned in the Account.

(c) When disbursing funds pursuant to this paragraph 5, you may withhold all expense reimbursements due and payable hereunder. In disbursing funds and documentation from the Account, you are authorized to rely solely upon any letter of instructions that you receive from the Company; provided that, if in your opinion such letter instructions are unclear, you are authorized, in distributing such funds, to rely upon the opinion of legal counsel to the Company to the effect that distribution of the funds in the manner contemplated is authorized by and in compliance with such letter and this Agreement. You shall use your best efforts to promptly collect any funds attributable to instruments of payment that have not been collected by you after your receipt of disbursement instructions from the Company, and shall disburse such funds after collection in compliance with such instructions. You shall not be required, however, to disburse any funds attributable to such instruments of payment until they are collected.

(d) Following the disbursement of funds and documentation from the Account pursuant to paragraph 5, you shall forward any instruments of payment and subscription documents received from Subscribers directly to the Company, endorsed in favor of the Company if necessary, without depositing any such instruments of payment. Unless otherwise notified by the Company, such instruments of payment and subscription documents shall be sent to the Company's address for notices as hereinafter set forth.

6. Interest Withholding. In disbursing to a Subscriber under paragraph 4 any interest earned on funds held in the Account, you shall not be required to withhold therefrom any amounts as may be required to be withheld under the back-up withholding provisions of the Code or any other applicable laws, except as to those Subscribers who are, to your knowledge, subject to back-up withholding. You shall prepare a Form 1099 for each Subscriber to whom you remit interest and shall file a copy of each such Form 1099 with the Internal Revenue Service, as required by the Code, and provide a copy to the respective Subscribers and to the Company. With respect to interest to be disbursed to the Company, the Company, under penalty of perjury, hereby represents that it is not subject to back-up withholding.

7. Permitted Investments. Prior to the disbursement of funds deposited in the Account in accordance with the provisions of paragraphs 4 or 5, you are authorized and you agree to invest all of the funds deposited in the Account in a money market account to be selected by you, of a type customarily used by you for fiduciary accounts, with appropriate safety of principal, and you are further authorized and you agree to reinvest all interest derived therefrom.

8. Fees and Expense Reimbursement. The fees payable for your serving as Escrow Agent under this Agreement are set forth in Exhibit A attached hereto. Your fees are due at such time or times as are set forth in Exhibit A. The Company hereby further agrees to reimburse your expenses incurred in the following categories: wire transfer charges, reasonable attorneys' fees, and expenses incurred in connection with the exercise of your rights under paragraph 11. All expense reimbursements shall be due and payable upon any disbursement pursuant to paragraphs 4 or 5.

9. Liability of Escrow Agent. Your duties shall be ministerial in nature. In performing your duties hereunder, you shall not incur liability to anyone for any damages, losses or expenses, except for your willful default, breach of trust or gross negligence. Accordingly, you shall not incur any such liability with respect to (a) any action taken or omitted in good faith upon advice of legal counsel of your choice given with respect to any questions relating to your duties and responsibilities under this Agreement, or (b) any action taken or omitted in reliance upon any instrument, including any written instrument or instruction provided for in this Agreement, not only as to its due execution and validity and effectiveness of its provisions but also as to the truth and accuracy of information contained therein, which you shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of this Agreement.

10. Indemnification. The Company hereby agrees to indemnify and hold you harmless from and against any and all losses, claims, damages, liabilities and expenses, including the reasonable cost of counsel fees and disbursements, that may be imposed on you or incurred by you in connection with your acceptance of appointment as Escrow Agent hereunder, or the performance of your duties hereunder, including any litigation arising from this Agreement or involving the subject matter hereof, except where such losses, claims, damages, liabilities and expenses result from your willful default, breach of trust or gross negligence.

11. Submission of Certain Matters to Court. In the event of any uncertainty as to your duties hereunder, you may refuse to act under the provisions of this Agreement pending order of a court of competent jurisdiction and you shall have no liability to the Company or any other person as a result of such action. In the event of a dispute between the parties hereto sufficient in your discretion to justify your doing so, you shall be entitled to tender into the registry or custody of any court of competent jurisdiction all money or property in your hands under this Agreement, together with such legal pleadings as you deem appropriate, and thereupon be discharged from all further duties and liabilities under this Agreement. Any such legal action may be brought in such court as you shall determine to have jurisdiction thereof. The filing of any such legal proceedings shall not deprive you of your compensation earned prior to such filing.

12. No Endorsement of Offering. The Company hereby acknowledges that you are serving as Escrow Agent only for the limited purposes herein set forth, and agrees that it will not represent or imply that you, by service as Escrow Agent hereunder or otherwise, have investigated the desirability or advisability of investment in the Company, or have approved, endorsed or passed upon the merits of the Shares or the Company.

13. Notices; Instructions. All written notices and letters hereunder to the Escrow Agent shall be effective only if delivered personally or by certified mail, return receipt requested, to:

Reliance Trust Company
1100 Abernathy Road
Northpark Building 500, Suite 400
Atlanta, GA 30328
Attn: Edward Linsley

All written notices and letters required hereunder to the Company shall be effective only if delivered personally or by certified mail, return receipt requested, to:

National House Care, Inc.
Attn: Stock Offering
5825 Glenridge Drive, NE
Building 3 Suite 101
Atlanta, GA 30328

You shall be entitled to rely upon any written instructions from the Company signed on its behalf by Gary Krajecki, President.

14. Governing Law. The internal laws of the State of Georgia shall govern this Agreement as to both interpretation and performance.

15. Binding Effect; Amendment. The provisions of this Agreement shall be binding upon the legal representatives, heirs, successors and assigns of the parties hereto. The provisions of this Agreement may be changed or modified only with the written agreement of all parties to this Agreement.

16. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall be deemed to constitute one and the same instrument.

17. Captions. All captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, amplify or extend the scope or intent of this Agreement or any provision hereof.

Effective as of the 22nd day of June, 2007.

NATIONAL HOUSE CARE, INC.

By: ______________________
Gary Krajecki, CEO

Accepted by:

RELIANCE TRUST COMPANY

By: ______________________

Title: SVP

EXHIBIT A

SCHEDULE OF CHARGES
PERSONAL FINANCIAL SERVICES
Escrow Agent
For
National House Care, Inc.

ANNUAL CHARGES

Annual Fee	$ 3,000.00

Annual Fee is due at time of executing the escrow agreement.

OTHER CHARGES

Check Charges: If Escrow agent is required to calculate interest earned and return the initial subscription plus interest then there will be a $25.00 per check charge.

Reliance Trust Company may receive a 12b-1 fee for administrative services in the daily investment of cash. When unusual, special or extraordinary services are required, charges will include additional reasonable compensation based upon the nature of the services rendered and the extent of the duties and responsibilities assumed.

Out-of-Pocket Expenses: All reasonable out-of-pocket expenses including postage, special handling or shipping, telephone, etc., may be billed in addition to the fees listed herein.

This schedule is subject to change and may be modified by Reliance Trust Company upon revision of its regularly published schedule of charges. Such revision will become effective on the 30th day after the mailing of such notice to our customer at the address on the records of Reliance.

Acknowledged and agreed:

NATIONAL HOUSE CARE, INC.

By: ______________________
Gary Krajecki, CEO

RELIANCE TRUST COMPANY

By: Edward J. Crowley
Title: SVP

EXHIBIT 10A

CONSENT OF CERTIFIED ACCOUNTING FIRM



CERTIFIED PUBLIC ACCOUNTANTS

Randy A. Galanti
Neil I. Galanti
Paula A. Martin
Alan R. Silverman
Shanie S. McCarty

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated May 22, 2007, in the Offering Statement on Form 1-A and related offering circular of National House Care, Inc. for the offering of shares of its common stock.

Galanti & Company, P.C.

Galanti & Company, P.C.
Certified Public Accountants

Atlanta, Georgia
June 21, 2007

1834 Independence Square Dunwoody, Georgia 30338
770-393-0399 tel 770-393-9293 fax www.galanticpa.com

EXHIBIT 11

LEGAL OPINION

GAMBRELL & STOLZ LLP
ATTORNEYS AT LAW



June 27, 2007

The Board of Directors
National House Care, Inc.
5825 Glenridge Drive, NE
Building 3, Suite 101
Atlanta, GA 30328

Re: National House Care, Inc.
Common Stock, No Par Value Per Share

Gentlemen:

You have requested the opinion of this firm as to certain matters in connection with the offer and sale of National House Care, Inc. (the "Company") Common Stock, no par value per share ("Common Stock"). We have reviewed the Company's Articles of Incorporation, Offering Statement on Form A-1 (the "Form A-1"), as well as applicable statutes and regulations governing the Company and the offer and sale of the Common Stock.

We are of the opinion that upon the qualification of the Form A-1, the Common Stock, when sold pursuant to the Company's offering circular, will be legally issued, fully paid and non-assessable.

This opinion has been prepared in connection with the Form A-1. We hereby consent to our firm being referenced under the caption "Legal Matters," and for inclusion of this opinion as an exhibit to the Form A-1.

Very truly yours,

Gambrell & Stolz LLP

Gambrell & Stolz, LLP



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